STATE OF ISRAEL

This description of the State of Israel is dated as of June 28, 2004 and appears as Exhibit D to the State of Israel’s Annual Report on Form 18-K to the U.S. Securities and Exchange Commission for the fiscal year ended December 31, 2003.

LIST OF TABLES

i

Tables and Supplementary Information:

External Direct Debt of the Government of Israel	D-81
Loans from the Government of the United States of America	D-81
U.S. Loan Guarantee Program	D-81
Housing Loans Guaranteed by AID	D-81
Loans from the Government of Germany	D-82
Loans from Foreign Military Sales Trusts	D-82
Loans from Various Financial Institutions in the United States Guaranteed by AID	D-82
Loans from Non-Israeli Banks	D-83
Loans through Israeli Banks in Israel	D-83
International Capital Markets Issues	D-83
State of Israel Notes (Issued through the Development Corporation for Israel)	D-84
State of Israel Bonds (Issued through the Development Corporation for Israel)	D-85
Government Guarantees of External Indebtedness	D-87
Balances of the Government’s External Debt by Currency	D-87
Tradable Domestic Direct Debt of the Government of Israel	D-88
Non-linked Loans/Floating Rate	D-88
Non-linked Loans/Fixed Rate	D-88
CPI Index-linked/Fixed Rate	D-88
CPI Index-linked/Floating Rate	D-89
Dollar-linked/Floating Rate	D-89

ii

* These areas are subject to agreements between Israel and the Palestinian Authority. The Palestinian Authority has gradually taken responsibility for administering certain self-rule areas, including most of the Gaza Strip and the cities of Bethlehem, Jenin, Jericho, Kalkilia, Nablus, Ramallah, Tulkarem and part of Hebron.

Except as otherwise specified, all amounts in this report are expressed in New Israeli Sheqels (“NIS”) or in U.S. dollars (“$”, “US$”, “dollars” or “USD”). Any amounts stated in dollars in this report as of a stated date or for a stated period that were converted from NIS into dollars were converted at the foreign exchange representative rate for dollars on such date, or at the average of the foreign exchange representative rates for dollars for each day during such period, as published by the Bank of Israel. The foreign exchange representative rate for dollars for any day is calculated by the Bank of Israel as the average of the NIS/$ buying and selling rates prevailing in the market on such date. The NIS/$ exchange representative rates as of the following dates and for the following periods were:

Table No. 1

NIS/U.S. Dollar Exchange Rates

	Year
	1999	2000	2001	2002	2003
Year End	4.153	4.041	4.416	4.737	4.379
Yearly Average	4.140	4.077	4.240	4.738	4.548

Source: Bank of Israel.

On June 15, 2004, the Bank of Israel foreign exchange representative rate for U.S. dollars was 4.528 NIS per U.S. dollar. In October 2000, all restrictions on foreign currency derivative transactions with nonresidents were abolished. For a further discussion of the convertibility of the NIS, see “Balance of Payments and Foreign Trade—Foreign Exchange Controls and International Reserves.”

The fiscal year of the Government of Israel (the “Government”) ends December 31. The twelve-month period ended December 31, 2003 is referred to in this Prospectus as “2003” and other years are referred to in a similar manner.

Totals in certain tables in this report may differ from the sum of the individual items in such tables due to rounding. Unless otherwise specified, amounts in NIS or USD are given in current amounts.

SUMMARY INFORMATION

The following summary is qualified in its entirety by, and should be read in conjunction with, the more detailed information appearing elsewhere in this document.

Economic Developments in the First Quarter of 2004: Economic recovery strengthened considerably in the first quarter of 2004. The Gross Domestic Product (“GDP”) growth rate was 5.5% (seasonally adjusted at annual rate) and the growth rate of the business sector product reached 9.2% (seasonally adjusted at annual rate). Exports of goods and services were the main source of growth, accelerating 49.5%, while public consumption dropped 5.1%, reflecting cuts in government expenditures. Private consumption rose 5.0%. Both the number of Israeli employees and the labor participation rate rose in the first quarter of 2004, and the seasonally adjusted unemployment rate decreased from 10.9% in the first quarter of 2003 to 10.8% in the first quarter of 2004. The balance of payments demonstrated a seasonally adjusted surplus of $0.2 billion in the current account balance in the first quarter of 2004.

Gross Domestic Product: Israel is a highly developed, industrialized democracy. GDP increased by 1.3% in 2003. This increase reflected a rise in exports and private consumption, which accelerated in the second half of the year. The domestic security situation and the global slowdown in demand for high-tech imports continued to be the main factors affecting economic activity in Israel in 2003. Following sharp decreases in 2001 and 2002, business sector product increased by 1.8% in 2003. In the first quarter of 2004, the GDP growth rate rose to 5.5% (seasonally adjusted at annual rate).

Fiscal and Monetary Policy: The improvement in the economic outlook was supported by renewed fiscal credibility stemming from decisive economic policy (including budget cuts and structural changes) and by the easing of monetary policy in the second half of 2003. The budget deficit reached 5.6% of GDP in 2003, mainly due to a sharp fall in tax revenues in the first half of the year. The budgetary situation improved in the second half of the year as economic recovery fueled a rise in tax revenues and expenditures were significantly reduced as part of the economic program adopted in mid-2003. Israel’s net public debt as a percentage of GDP was 91.6% in 2003.

Balance of Payments and Foreign Trade: Israel’s current account came close to balancing in 2003 with a deficit of $0.2 billion compared with a deficit of $1.4 billion in 2002. This improvement resulted from a more rapid increase in exports over imports. Direct foreign investment in Israel grew to $3.7 billion in 2003 (surpassing every year except 2000) and was more than double the $1.6 billion invested in 2002. Total exports of goods and services increased by 6.1% in 2003 and constituted 38.5% of GDP. Israel has concluded free trade agreements with its major trading partners, and is one of the few nations that is a party to free trade agreements with both the United States and the European Union.

Inflation: In contrast to periods of high inflation in the early 1980’s, since 1985 inflation has been reduced and stabilized. In 2003, the annual average inflation rate fell to 0.7%.

Privatization: In recent years, the Government has made significant progress in the privatization of State-owned enterprises and the reduction of its subsidization of industry. From 1986 through November 2003, 88 companies ceased to be Government Companies (see “The Economy — Role of the State in the Economy”). The Government’s proceeds from privatization from 1986 through December 2003 were approximately $9.2 billion. In 2003, proceeds from privatization totaled $370 million.

Capital Markets: Over the course of 2003, share prices on the Tel Aviv Stock Exchange (“TASE”) rose sharply. The General Index of shares and convertible securities (which is comprised of all shares and convertible securities tradable on the TASE) increased by 55.4% in 2003, compared with a decrease of 19.9% in the General Index in 2002. Over 2003, the Tel Aviv 100 Index (which is comprised of the 100 largest companies by market capitalization) and the Tel Aviv 25 Index (which is comprised of the 25 largest companies by market capitalization) increased by 60.7% and 51.0% respectively, compared with decreases of 25.6% and 27.3% in 2002. As of December 31, 2003, the total market value of all listed equity securities was $70.4 billion compared with $42.6 billion as of December 31, 2002. The 2003 annual trading volume for equity securities was $19.6 billion compared with an annual trading volume of $12.7 billion in 2002.

Table No. 2

Selected Economic Indicators
(in billions of NIS unless noted)

	Year
	1999	2000	2001	2002	2003
Economic Data
GDP (at constant 2000 prices)	NIS 435.3	NIS 468.1	NIS 463.9	NIS 460.2	NIS 466.1
Percentage change, real GDP	2.6%	7.5%	-0.9%	-0.8%	1.3%

GDP per capita (at constant 2000 prices) (in NIS)	71,074	74,436	72,046	70,050	69,690
Percentage change, GDP per capita	0.1%	4.7%	-3.2%	-2.8%	-0.5%

Inflation (change in CPI – annual average)	5.2%	1.1%	1.1%	5.7%	0.7%
Industrial production (seasonally adjusted)	1.1%	9.8%	-4.3%	-2.3%	-0.3%
Business sector product (at constant 2000 prices)	294.9	323.8	315.6	306.8	312.4
GDP (at current prices)	429.5	468.1	474.0	491.3	496.2
GNP (at current prices)	414.1	442.9	457.6	478.0	481.2

Permanent average population (thousands)	6,125	6,289	6,439	6,570	6,688
Unemployment rate	8.9%	8.8%	9.4%	10.3%	10.7%

Direct foreign investment (in billions of dollars)	$3.1	$5.0	$3.5	$1.6	$3.7

Trade Data
Exports (f.o.b.) of goods and services (at constant 2000 prices)	152.5	189.1	167.3	162.3	172.2
Imports (f.o.b.) of goods and services (at constant 2000 prices)	189.5	212.7	203.0	198.4	193.9

Public Debt
Net Domestic Public Debt (at end-of-year current prices)	351.7	355.2	378.3	416.7	440.9
Net External Public Debt (at end-of-year current prices)	21.2	16.5	15.0	14.9	9.2

Total Net Public Debt (at end-of-year current prices)	372.9	371.7	393.3	431.6	450.0

Total Net Public Debt as percentage of GDP	83.4%	78.8%	84.5%	86.4%	91.6%

External Debt Liabilities (in millions of dollars)	$61,994	$64,021	$64,768	$67,367	$70,555
External Debt Assets (in millions of dollars)	$55,134	$60,889	$65,340	$70,282	$75,721

Net External Debt (in millions of dollars)	$6,860	$3,132	($572)	($2,914)	($5,166)

Sources: Central Bureau of Statistics, Bank of Israel, Ministry of Finance.

STATE OF ISRAEL

Introduction

The State of Israel (the “State” or “Israel”) is a highly developed, industrialized democracy. Since 1990, Israel has seen improvements in most economic indicators. Gross Domestic Product increased on average by 5.2% annually from 1990 through 2000. A number of negative factors converged in the last quarter of 2000 and during 2001 and 2002, including the ongoing security unrest in Israel, which negatively affected tourism, the global technology slump, which slowed investments in high-tech companies, and the global economic slowdown, which affected Israeli exports. As a result, GDP decreased by 0.9% in 2001 and 0.8% in 2002. In 2003, an economic recovery, expressed by a 1.3% increase in GDP, followed two years of declining GDP. Growth in the second half of 2003 accelerated to 1.7% (in annual terms), as compared with 1.2% in the first half of 2003 and 0.8% in the second half of 2002. The recovery in 2003, especially in the second half of the year, originated from growth in exports and in private consumption, coupled with a moderate increase in the employment of Israelis.

The Israeli economy is export-oriented. Exports constituted 38.5% of GDP in 2003. The depreciation of the Israeli currency in real effective terms during 2002 and 2003, along with wage restraint during 2002, increased the competitiveness of Israeli exporters and led to higher growth rates in export-oriented industries in 2003, especially in the second half of the year.

In recent years, Israel has made substantial progress in opening its economy, and major trade barriers and tariffs have been removed. Israel has concluded free trade agreements with its major trading partners, and is one of the few nations that is a party to free trade agreements with both the United States and the European Union (“EU”). Recently, new members joined the EU, thus adding Malta, Lithuania, Latvia, Cyprus and Estonia to the countries with which Israel has free trade agreements, and replacing Israel’s previous free trade agreement with the Czech Republic, Slovak Republic, Hungary, Poland and Slovenia with its free trade agreement with the EU. Israel has also signed free trade agreements with the European Free Trade Association (“EFTA”) countries, Canada, Turkey, Mexico, Bulgaria and Romania.

Since 1990, Israel’s fiscal and monetary policies have been formulated and coordinated with the goals of reducing Israel’s high tax burden, narrowing the Government’s fiscal deficit, attaining levels of inflation similar to those in other industrialized countries and enhancing economic growth. As part of its economic policies, the Government has pursued a policy of privatizing State-owned enterprises, including banks. In contrast to periods of high inflation in the early 1980s, inflation has been reduced and stabilized. The annual average inflation rate was 9.5% between 1992 and 1999, representing a gradual decrease over this period. The annual average inflation rate (year on year) was 1.1% in both 2000 and 2001. In 2002, the annual average inflation rate rose to 5.7%. The 2002 increase in prices was the result of currency depreciation during the first half of 2002, which adjusted the currency rate to domestic and external events. In 2003, the annual average inflation rate was 0.7%. The total budget deficit (excluding net lending and the realized profits of the Bank of Israel) averaged 3.7% of GDP per year between 1995 and 1999, and dropped to 0.7% of GDP in 2000. Mainly as a result of a sharp decrease in tax collections in light of the deepening slowdown, the total budget deficit increased to 4.5% of GDP in 2001, 3.8% of GDP in 2002 and 5.6% of GDP in 2003. The growth in the budgetary deficit in early 2003 originated from the continuing economic slowdown and the considerable downward deviation of the inflation rate from its target. Actual revenues from taxes and other sources did not grow at the rate that was originally anticipated when the budget was drafted. Expenditures, on the other hand, grew in accordance with the budgetary plan.

Fiscal policy in 2003 was designed to address the sharp rise in the rate of the budgetary deficit. The implementation in mid-2003 of a decisive fiscal policy along with policy measures included in the 2004 budget, contributed significantly to raising fiscal credibility and to lowering economic uncertainty, despite the relatively high budgetary deficit in 2003.

The current account deficit, which averaged $3.1 billion per year between 1995 and 2000, was $1.8 billion in 2001, $1.4 billion in 2002 and was nearly balanced ($0.2 billion) in 2003 for the first time since 1990. The continuing decrease in the current account deficit reflects a high degree of external stability, both by international standards and when compared to the situation that existed in Israel in the mid-1990s.

The unemployment rate was 9.4% in 2001, 10.3% in 2002, and 10.7% in 2003.

Israel’s productive and highly educated population remains a principal strength of the economy. Based on 2002 statistics, approximately 38% of the Israeli population over the age of 15 has had 13 or more years of schooling. In addition, from 1990 through 2003, approximately 1.1 million immigrants arrived, increasing Israel’s population by 24.5%. The new immigrants are generally highly educated and include a high percentage of scientific, academic, technical and other professional workers. Although this wave of immigration initially placed strains on the economy by raising the budget and trade deficits and contributing to a relatively high level of unemployment, these immigrants have been successfully integrated into the economy. Today, the employment rate of immigrants who came to Israel in the first half of the 1990s is similar to that of native-born Israelis.

Over the past three decades, Israel has made progress in reducing the state of hostility that has existed with Arab countries in the region since the establishment of the State in 1948, although the unrest in the areas administered by the Palestinian Authority, which began in September 2000 and intensified during 2001, 2002 and 2003, has been a major setback in the peace process. The first peace agreement between Israel and its neighbors was the 1979 peace accord with Egypt. In September 1993, Israel and the Palestinian Liberation Organization (“PLO”) signed a Declaration of Principles, a turning point in Israeli-Arab relations. Israel signed a peace treaty with Jordan in 1994. Further agreements have also been signed between Israel and the PLO.

On June 6, 2004, the Government of Israel approved the Disengagement Plan, stating that it is Israel’s intention to relocate all Israeli settlements in the Gaza Strip and four settlements in the West Bank by the end of 2005. In accordance with the Government decision, a Disengagement Plan Steering Committee was formed. The Committee is chaired by the National Security Council Chairman and is composed of the Director General of the Prime Minister’s Office, the Director General of the Justice Ministry, the Director General of the Finance Ministry, the Director General of the Ministry of Foreign Affairs, the Director General of the Interior Ministry, the Director General of the Agriculture and Rural Development Ministry, head of the Plans and Policy Directorate Maj.-Gen. Itzhak Harel and other senior officials. The Committee will discuss implementation of the Disengagement Plan and the concomitant responsibilities of the various ministries. Each ministry was asked to expedite their work on implementing the various aspects of the plan and to hold a series of discussions on the various economic, diplomatic, security, humanitarian and civilian issues related to the Disengagement Plan.

Geography

Israel lies on the western edge of Asia bordering the Mediterranean Sea. It is bounded on the north by Lebanon and Syria, on the east by Jordan, on the west by the Mediterranean Sea and Egypt, and on the south by Egypt and the Gulf of Eilat. Israel has a total land area (excluding the Gaza Strip and the West Bank) of approximately 21,500 square kilometers or 8,305 square miles, approximately the size of the State of New Jersey. Jerusalem is the capital of Israel.

Population

Israel’s population, including Israeli citizens living in the West Bank and the Gaza Strip, but not including foreign citizens in Israel for employment purposes, was estimated to be 6.75 million as of December 31, 2003, up from 6.6 million as of December 31, 2002. During the period from 1990 through 2003, Israel’s population grew by 48.0%, largely as a result of immigration. In 2002, approximately 10% of the population was 65 years of age or older, 30% was between the ages of 35 and 64, 32% was between the ages of 15 and 34, and 28% was under the age of 15. Approximately 92% of the population lives in urban areas. Twenty percent of the population lives in Israel’s three largest cities: Jerusalem (population 675,000), Tel Aviv (population 359,000) and Haifa (population 271,500).

The Israeli population is composed of a variety of ethnic and religious groups. As of the end of 2002, 76.8% of the total Israeli population was Jewish, 15.7% was Moslem, 2.1% was Christian, and 1.6% was Druze. Israel’s Declaration of Independence and various decisions by Israel’s Supreme Court guarantee freedom of worship for all Israeli citizens. Hebrew and Arabic are the official languages of Israel; English is commonly used.

Immigration

Israel has experienced a continuous flow of immigrants over time, in part due to Israel’s Law of Return, which provides that any Jewish immigrant is entitled to become a citizen of Israel. Since 1990, the flow of immigrants has increased dramatically. During 1990 and 1991, a total of 375,600 immigrants arrived in Israel, while the average annual number of immigrants to Israel from 1992 through 2000 was 71,200. The annual number of immigrants to Israel decreased to 43,600 in 2001, 33,600 in 2002 and 23,200 in 2003. The substantial influx of immigrants between 1990 and 2003, totaling 1,117,000, increased Israel’s population by 24.5% over this period. Over the same period, total population growth was 48.0%. Approximately 82% of all immigrants to Israel since 1990 have come from the former Soviet Union. Many of these immigrants are highly educated. Of the immigrants who arrived since 1990 who were above 15 years of age, 58% had over 13 years of schooling. Of the immigrants who arrived between 1990 and 2002 who worked in their place of last residence, approximately 63% held scientific, academic, technical or other skilled jobs. This influx of highly skilled workers has contributed to the growth of the Israeli economy since 1990.

Form of Government and Political Parties

The State of Israel was established in 1948. Israel is a parliamentary democracy, with governmental powers divided among separate legislative, executive, and judicial branches. Israel has no formal written constitution. Rather, a number of basic laws govern the fundamental functions of the State, including the electoral system, the government, the legislature, and the judiciary and guarantee the protection of property, life, body and dignity, as well as the right to privacy and freedom of occupation. These laws are given special status by Israeli courts relative to other laws and, in some cases, cannot be amended except by an absolute majority vote of the legislature (the “Knesset”). All citizens of Israel, regardless of race, religion, gender or ethnic background, are guaranteed full democratic rights. Freedom of worship, speech, assembly, press and political affiliation are embodied in the country’s laws, judicial decisions and Declaration of Independence.

The President is the head of state and is elected by the Knesset for a single seven-year term. The President has no veto powers and the duties of the office are mainly ceremonial. The current President, Moshe Katsav, was elected in July 2000. The Prime Minister is the head of Israel’s Government and appoints a cabinet to assist in governing the country.

The legislative power of the State resides in the Knesset, a unicameral parliament that consists of 120 members elected by universal suffrage under a system of proportional representation. The entire country constitutes a single electoral constituency. Each party receiving more than 2.0% of the total votes cast is assigned membership in the Knesset in proportion to its percentage of the total national vote. Knesset elections are held every four years, unless the Knesset votes for elections to take place earlier.

The President selects one of the Knesset members to form the government, after consulting with different parties’ representatives. This Knesset member becomes Prime Minister. If a 61-vote majority of the Knesset subsequently passes a vote of no confidence in the government and proposes an alternate candidate, the government will dissolve and the President will select the alternate candidate to form a new government. If the alternate candidate fails to form a new government, new elections will be held. The Prime Minister, with the approval of the President, also has the authority to dissolve the Knesset. However, a majority of Knesset members may require the President to appoint another Knesset member to form a new government. If this Knesset member fails to form a new government, new elections will be held.

Currently, Israel has three major political parties, Likud, Avoda (Labor)-Meimad and Shinui. Since the establishment of the State of Israel in 1948, the Government has been a coalition government led by Avoda or Likud and supported by a majority of the members of the Knesset.

The following table presents the distribution of Knesset seats by party following the January 2003 election:

Table No. 3

Distribution of Knesset Seats by Party

Number
of Seats
Likud	40
Avoda (Labor) - Meimad	19
Shinui	15
Sephardi Torah Guardians (Shas)	11
Ihud Leumi - Israel Beitenu	7
Yahad (formerly Meretz)	6
National Religious Party (Mafdal)	6
United Torah Judaism (Agudah)	5
Am Echad (One Nation)	3
B.L.D. (National Democratic Alliance)	3
Democratic List for Peace and Equality (Hadash)	3
R.A.M. (United Arab List)	2

Total	120

Following the January 2003 elections, President Moshe Katsav selected Ariel Sharon to form a government. Prime Minister Sharon formed a new coalition government, consisting of the Likud party (into which the Yisrael B’Aliyah party was merged), the Shinui party, the National Religious Party (Mafdal), and Ihud Leumi-Israel Beitenu party. Former Prime Minister Benjamin Netanyahu was named Minister of Finance. In June 2004, Ihud Leumi-Israel Beitenu party withdrew from the coalition government.

The judicial power in Israel is exercised by the Supreme Court, District Courts and Magistrate Courts, as well as municipal courts, labor courts, administrative tribunals and religious courts. The five District Courts (located in Jerusalem, Tel Aviv, Haifa, Beersheva, and Nazareth) hear all cases not within the limited jurisdiction of the Magistrate Courts or the specialized courts and also hear appeals from the Magistrate Courts. The Supreme Court has ultimate appellate jurisdiction over all decisions rendered by District Courts. The Supreme Court also exercises original jurisdiction sitting as the High Court of Justice in matters in which it considers it necessary to grant relief in the interests of justice and that are not within the jurisdiction of any other court or tribunal. In its capacity as the High Court of Justice, the Supreme Court hears petitions in matters of constitutional and administrative law, reviewing acts of the executive branch and the Knesset. In addition, the High Court of Justice may order religious courts and labor courts to adjudicate any particular matter, or to set aside any proceeding held or decision given. Judges are appointed by the President upon election by the Judges’ Election Committee, the majority of whose members represent the legal profession. Some marital and family matters, and certain other matters related to personal status, are handled by religious courts. Each religion has its own religious courts.

National Institutions

Israel has four so-called National Institutions: the Jewish Agency for Israel, the World Zionist Organization, Keren Hayesod and the Jewish National Fund. The National Institutions, which predate the formation of the State, perform a variety of non-governmental charitable functions. Each of the National Institutions is independent of the Government and finances its activities through private and public sources, including donations from abroad. In 2003, the National Institutions were responsible for net unilateral transfers into Israel of $394 million.

International Relations

Over the past three decades, Israel has made progress in reducing the state of hostility that has existed between Israel and the Arab countries in the region since the establishment of the State of Israel in 1948. As a result of the historic visit to Israel by the President of Egypt in 1977 and intensive negotiations held by the two countries, Egypt and Israel signed a peace treaty on March 26, 1979, which was the first between Israel and one of its neighboring countries. In 1991, the Madrid Conference marked the start of a broader peace process in the Middle East. On October 26, 1994, Israel and Jordan signed a peace treaty.

In September 1993, the mutual recognition and the signing of a Declaration of Principles between Israel and the Palestinian Liberation Organization was a turning point in Israeli-Arab relations. A number of interim agreements were concluded and the Palestinian Authority (the “PA”) was established. As part of the 1994 Gaza Strip and Jericho Agreement signed in Cairo, and the 1996 Interim Agreement on the West Bank and the Gaza Strip signed in Washington, D.C., Israel withdrew from Jericho and much of the Gaza Strip, as well as from six additional West Bank towns. The PA has gradually taken responsibility for administering those areas of the West Bank and Gaza Strip designated as self-rule areas. In October 1998, Israel and the PA signed the Wye River Memorandum restating their commitment to the implementation of the outstanding interim obligations and the resolution of permanent issues through negotiations. Several rounds of negotiations were held between Israel and the PLO in 2000, aimed at achieving a permanent agreement and an end to the conflict. Unfortunately, these negotiations did not result in an agreement. Since September 2000, relations between Israel and the PA have deteriorated due to violence and terror attacks conducted by Palestinian terror organizations against Israeli targets and citizens in violation of all bilateral agreements signed since 1993. This has also resulted in significant damage to economic relations, primarily in the area of bilateral trade.

A performance-based, multi-phase plan to end the Israeli-Palestinian conflict, known as the Road Map, was released by the United States, the United Nations, the European Union and Russia in April 2003. The first phase of the Road Map requires the immediate cessation of violence by the Palestinians, the implementation by Palestinians of comprehensive political reforms, the withdrawal by Israel from Palestinian areas controlled by the Israeli Defense Forces since September 28, 2000, and the dismantling of settlement outposts erected since March 2001. The second phase of the Road Map, which would begin upon satisfactory performance of the obligations outlined in the first phase by both the Palestinians and Israel, contemplates the creation of a temporary Palestinian state with provisional borders and an elected government. The third and final phase of the Road Map would include the negotiation of a final agreement relating to the creation of a permanent Palestinian state. While the Road Map has been accepted by both Israel and the Palestinian Authority, implementation of the Road Map faces a number of obstacles, including opposition by certain groups. On June 6, 2004, the Government of Israel approved the Disengagement Plan, stating that it is Israel’s intention to relocate all Israeli settlements in the Gaza Strip and four settlements in the West Bank by the end of 2005.

After resolving issues relating to borders and water, Israel and Jordan entered into negotiations to promote economic cooperation and plan regional economic development initiatives. Israel and Jordan signed a peace treaty in October 1994. In signing the peace treaty with Israel, Jordan became the second Arab country to do so, following Egypt. In addition, Israel has begun to establish economic and political relations with other countries in the region, in both North Africa and the Gulf states. In October 1999, Israel and Mauritania established full diplomatic relations. Mauritania is the third Arab country after Egypt and Jordan with whom Israel has exchanged ambassadors. As a result of the modification of the Palestinian attitude towards Israel in September 2000, several Arab states reduced their level of relations with the State of Israel, principally regarding economic and commercial activities. Nevertheless, Israeli authorities continue their efforts to promote peaceful relations and increase economic opportunities, with a particular focus on the goal of enhancing regional development.

Although Israel has entered into various agreements with Arab countries and the PLO, and various declarations have been signed in connection with the efforts to resolve some of the economic and political problems in the Middle East, no prediction can be made as to whether, and under what terms, a full resolution of these problems will be achieved. To date, Israel has not entered into a peace treaty with either Lebanon or Syria. On May 23, 2000, Israeli military forces unilaterally withdrew from South Lebanon, in accordance with a Government decision to implement United Nations Resolutions 425 and 426.

Since 1948, the members of the Arab League have maintained a trade boycott of Israel. The primary tier of the boycott prohibits the importation of Israeli-origin goods and services by member states. The secondary tier of the boycott prohibits individuals in Arab League states from engaging in business with foreign firms that contribute to Israel’s military or economic development, and the tertiary tier of the boycott prohibits business dealings with firms that do business with blacklisted entities. In September 1994, the Gulf Cooperation Council (which includes Qatar, Oman, Bahrain, the United Arab Emirates, Saudi Arabia and Kuwait) suspended their secondary and tertiary trade boycotts of Israel, signifying a major shift in Israel’s relations with several Arab nations in the region. These Gulf states, as well as four other Arab League members (Algeria, Djibuti, Mauritania and Somalia) no longer enforce the secondary and tertiary boycotts of Israel.

Prior to the recent security unrest, Israel and its Arab neighbors had taken several initiatives to encourage the development of economic relations among the countries of the region. The formation of additional regional economic organizations was proposed to enhance cooperation between Israel and other countries of the region. Among these, the most important are the Middle East Development Bank (“MEDB”), the Middle Eastern-Mediterranean Tourist and Travel Association (“MEMTTA”) and the Regional Business Council (“RBC”).

Israel maintains a close economic, diplomatic and military relationship with the United States. Israel receives economic and military assistance from the United States in amounts that have averaged approximately $3 billion per year since 1987. In 1991, the United States provided Israel with an additional one-time special grant of $650 million due to expenses incurred by Israel as a result of the Gulf War. In 1992, the United States approved up to $10 billion of loan guarantees during U.S. fiscal years 1993 through 1998 to help Israel absorb the recent influx of immigrants. In April 2003, the United States approved up to $9 billion in loan guarantees for the State of Israel. Under the loan guarantee program, the amount of guarantees that may be issued by Israel shall be reduced by an amount equal to the amount extended or estimated to have been extended by Israel for activities that the President of the United States determines are inconsistent with the objectives and understandings reached between the United States and Israel regarding the implementation of the loan guarantee program. For United States fiscal year 2003, the amount of this reduction was $289.5 million. The amount of the reduction for United States fiscal year 2004 has not yet been determined. The loan guarantees are to be used in fiscal years 2003 through 2005. However, if prior to September 30, 2005, less than the full amount of loan guarantees authorized to be made available have been issued, the authority to issue the balance of the loan guarantees shall extend to September 30, 2006. The proceeds of the guaranteed loans may be used to refinance existing debt (see “Public Debt—External Public Debt”). In May 2003, as part of the aid package, the U.S. formally granted Israel $1 billion in military aid.

The Government of Israel and the United States have agreed to reduce foreign assistance to Israel. This reduction involves a phase-out of U.S. Economic Support Fund (“ESF”) assistance to Israel through incremental annual reductions in the level of such annual assistance over a ten-year period that began in fiscal year 1999. Over the same time period, the United States will increase annually the level of its Foreign Military Financing (“FMF”) assistance to Israel in amounts equal to half the amount of the annual reduction in ESF assistance. Subject to Congressional appropriations, from fiscal year 1999 through 2008, each year the level of ESF assistance will be reduced by $120 million and the level of FMF assistance will be increased by $60 million.

As a result of the peace process and the end of the Cold War, the number of countries that have diplomatic relations with Israel has risen significantly. Israel currently maintains diplomatic relations with more than 160 countries. Israel has established or re-established commercial, trade and diplomatic relations with several republics of the former Soviet Union, nations of Eastern Europe, and other countries that had been aligned politically with the former Soviet Union. Furthermore, the developments toward peace in the region in the last decade have facilitated the growth of commercial, trade and diplomatic relations with several Asian countries, including Japan, South Korea, China and India.

Membership in International Organizations and International Economic Agreements

Israel is a member of a number of international organizations, including the United Nations, the World Bank Group (including the International Finance Corporation), the International Monetary Fund (the “IMF”), the European Bank for Reconstruction and Development, and the Inter-American Development Bank.

Israel was a signatory to the General Agreement on Tariffs and Trade (“GATT”) of 1947 from 1962 and a founding signatory of the World Trade Organization Agreement (the “WTO”), which provides for the lowering of tariffs and elimination of trade and non-trade barriers among members. Israel is one of the 26 signatories of the WTO Government Procurement Agreement, which provides for mutual market access for government and public purchases among its members.

In March 1996, the Council of Ministers of the Organization for Economic Co-operation and Development (“OECD”) approved Israel’s request to participate in the organization’s activities, and Israel has accordingly joined certain OECD committees as an observer. Since February 2000, Israel has been in dialogue with OECD leadership in order to promote Israel’s admission to the organization as a full member.

Israel has concluded free trade agreements (“FTAs”) with its major trading partners and is the only nation, except for Mexico, Chile and Jordan, that is a party to free trade agreements with both the United States and the European Union. Israel’s free trade agreements allow Israel to export industrial products duty-free to the United States and to most Western industrialized nations. Recently, new members joined the EU, thus adding Malta, Lithuania, Latvia, Cyprus and Estonia to the countries with which Israel has free trade agreements, and replacing Israel’s previous free trade agreements with the Czech Republic, Slovak Republic, Hungary, Poland and Slovenia with its free trade agreement with the EU. In addition, Israel has free trade agreements with the EFTA countries, Turkey, Canada, Mexico, Bulgaria and Romania.

In 1975, Israel established a free trade agreement with the European Economic Community (“EEC”) that provided for the gradual reduction and ultimate elimination of tariffs on manufactured goods and certain agricultural products. In July 1995, Israel signed an Association Agreement with the EU, which came into force in June 2000. The new agreement, which replaced the 1975 agreement, addresses issues of financial services, competition, government procurement, and cooperation in research and development. It also expands the list of agricultural products under the 1975 free trade agreement, and an extension of the agreement improves Israel’s access to European government procurement markets in the field of telecommunications. A free trade agreement with the EFTA that applies to most manufactured goods has been in effect since 1993. In 1985, Israel and the United States entered into a free trade agreement that resulted in the elimination of all tariffs on all industrial products effective January 1, 1995. The free trade agreement with the United States has also resulted in the elimination of certain non-tariff barriers to trade between the two countries.

Israel, in a separate agreement, became a member of the EU’s Fourth and Fifth Framework Programs for Research and Development, allowing Israeli firms and academic institutions to participate in EU research and development projects. On February 22, 1999, Israel’s admission to the EU’s Fifth Research and Development Program was approved, recognizing the special status of Israel as a key technological player in the global arena. The program gives Israel access to $15 billion of research and development tenders within the EU countries. In November 2002, Israel was admitted to the EU’s Sixth Research and Development Program.

In order to promote its international economic cooperation, and in particular to promote Israeli investments in emerging markets, Israel has signed 32 bilateral investment treaties. The treaties provide investors from countries that are party to the treaties with basic security and protection rights when investing in another party’s country, including repatriation of investments and returns, no expropriation or nationalization other than for public purposes, prompt, adequate and effective compensation, and no less favorable treatment as compared to investors from countries that are not party to the treaties.

Israel is also a party to over 38 conventions for the avoidance of double taxation that cover most aspects of income tax and capital gains tax. The conventions provide investors from countries that are parties to the conventions with greater certainty when investing in the other party’s country and contribute to economic cooperation between the countries that are parties to the conventions.

THE ECONOMY

Overview

Israel’s economy is industrialized and diversified. GDP per capita in 2003 was $16,312. From 1990 through 2003, real GDP growth averaged 4.0% per year (1.1% per capita). Growth during the 1990’s was based largely on increased domestic demand due to the large volume of new immigrants and on the growth of high value-added industries, such as electronics and high-tech medical equipment. From 1990 through 2000, GDP increased on average by 5.2% annually. A number of negative factors converged in the last quarter of 2000 and during 2001 and 2002, including security unrest with the Palestinian Authority, which negatively affected tourism, the global technology slump, which slowed investments in high-tech companies, and the global economic slowdown, which affected Israeli exports. As a result, GDP decreased by 0.9% in 2001 and by 0.8% in 2002. There was a recovery in economic activity in 2003, as expressed by a 1.3% increase in GDP. GDP growth in the second half of the year accelerated to 1.7% (in annual terms), as compared with 1.2% in the first half of 2003 and 0.8% in the second half of 2002. The recovery in 2003, especially in the second half of the year, originated from growth in exports and in private consumption, coupled with a moderate increase in the employment of Israelis. In the first quarter of 2004, the GDP growth rate rose to 5.5% (seasonally adjusted at annual rate). Exports of goods and services were the main source of growth, accelerating 49.5%, while public consumption dropped 5.1%, reflecting cuts in government expenditures. Private consumption rose 5.0%.

The composition of Israel’s trade sector reflects the industrialized nature of its economy. Exports consist primarily of manufactured goods, in particular high-tech goods, while raw materials and investment goods comprised 88% of goods imports in 2003. Exports have played a significant role in Israel’s economic growth, especially since 1992. Exports of industrialized goods (excluding diamonds) grew by an annual average of approximately 7% (in volume terms) during the period from 1996 to 2003. In 2000, due to rapid growth in the U.S. and EU economies, Israel’s exports of industrialized goods (excluding diamonds) increased by 27.6%. Total exports of goods and services in 2000 increased by 24.0%. However, total exports of goods and services decreased by 11.5% in 2001 and by 3.0% in 2002. The main factors behind the contraction in exports of goods were the global slowdown, which dampened global trade, and the decline in demand for high-tech goods. Exports of services were severely affected by the large decline in exports of tourism services caused by the security and political situation, and the decline, to nearly zero, of start-up exports (sales of successful start-up companies to international buyers) due to the global high-tech crisis. In 2003, exports began to recover, growing by 6.1%. The growth in exports in 2003 reflected the depreciation of the sheqel in real effective terms in 2002 and 2003, the decrease in real wages and the improved efficiency of business enterprises in Israel, coupled with lower interest rates.

Historically, the Government has had a substantial involvement in nearly all sectors of the Israeli economy. In the past decade, however, a central aim of the Government’s economic policy has been to reduce its role in the economy and to promote private sector growth. In order to advance these goals, the Government has pursued a policy of privatizing State-owned enterprises, including banks (see “—Role of the State in the Economy”). The Government has also pursued stability-oriented monetary and fiscal policies. These policies build upon the economic stabilization program established by the Government in 1985.

The 1985 economic stabilization program was a comprehensive plan designed mainly to reduce the high inflation rates and chronic deficits in the balance of trade experienced by Israel as a result of high levels of defense expenditures, rising Government spending and rising oil prices.

Since 1985, Israel has made significant progress in stabilizing inflation through effective implementation of monetary policy by the Bank of Israel, fiscal restraint and trade liberalization by the Government. In 1986, the Government succeeded in reducing inflation to 19.6%. During the period of 1987 through 1991, inflation stabilized to an annual average rate of 17.8%. During the period of 1992 through 1999, the annual average inflation rate decreased to an average of 9.5%. In 2000 and 2001, the average rate of inflation dropped to a mere 1.1% in each year, but rose in 2002 to an average of 5.7%. This increase was the result of the currency depreciation during the first half of 2002, which adjusted the currency rate to domestic and external events. In 2003, the average annual inflation rate was only 0.7%. The Government’s inflation target for 2004 is 1% to 3%.

Table No. 4

Main Economic Indicators
(in millions of NIS unless noted)

	Year
	1999	2000	2001	2002	2003
Percent Change
Real gross domestic product	2.6%	7.5%	-0.9%	-0.8%	1.3%
GDP per capita	0.1%	4.7%	-3.2%	-2.8%	-0.5%
Inflation (change in CPI – annual average)	5.2%	1.1%	1.1%	5.7%	0.7%
Industrial production (seasonally adjusted)	1.1%	9.8%	-4.3%	-2.3%	-0.3%

Constant 2000 Prices
GDP	NIS 435,348	NIS 468,144	NIS 463,906	NIS 460,221	NIS 466,110
Business sector product	294,902	323,838	315,564	306,833	312,353

Current Prices
GDP	429,542	468,144	474,043	491,260	496,214
Business sector product	293,719	323,838	319,177	322,600	331,281
GNP	414,130	442,929	457,584	477,993	481,200

Permanent Average Population (thousands)	6,125	6,289	6,439	6,570	6,688

Net national income	346,793	372,909	382,541	392,090	393,093

Source: Central Bureau of Statistics.

Gross Domestic Product

GDP growth averaged 5.2% annually between 1990 and 2000. After a major increase in tourism and exports of goods in 2000, the deterioration in relations with the Palestinian Authority and the continuing unrest caused a sharp drop in tourism beginning in the fourth quarter of 2000 and continuing during 2001 and 2002. The slowdown in global growth in 2001 and 2002 caused a decrease in exports. Growth was negative 0.9% and negative 0.8% in the years 2001 and 2002 respectively, but recovered to 1.3% in 2003.

During 2003, the growth rate of GDP accelerated, reaching 2.8% (seasonally adjusted at annual rate) in the third quarter of 2003 and 2.5% in the fourth quarter of 2003. In the first quarter of 2004, the GDP growth rate rose to 5.5% (seasonally adjusted at annual rate).

GDP is defined as gross national product (“GNP”) minus income of Israeli residents from investments abroad, earnings of Israeli residents working abroad, and other income from work and leases abroad, less corresponding payments made abroad (after deduction of payments to foreign companies with respect to production facilities located in Israel). Business sector product in Israel equals GDP less general government services, services of private non-profit institutions and housing services (representing the imputed value of the use of owner-occupied residential property).

Table No. 5

Resources and Use of Resources
(in millions of NIS at constant 2000 prices)

	Year
	1999	2000	2001	2002	2003
Resources
GDP	NIS 429,542	NIS 468,144	NIS 474,043	NIS 491,260	NIS 496,214
Imports of goods and services	189,492	212,667	203,014	198,385	193,870

Total(1)	619,034	680,811	677,057	689,645	690,084

Use of Resources
Private consumption	245,246	263,762	272,114	272,501	277,060
Public consumption	127,216	129,963	134,367	142,084	139,458
Gross domestic investment	100,843	97,959	93,121	81,613	70,687
Exports of goods and services	152,520	189,127	167,317	162,336	172,234

Total(1)	625,824	680,811	666,920	658,534	659,440

(1)	The estimates at 2000 prices were obtained by chaining estimates computed each year to previous year’s prices. Due to the chaining, the sums of the components of resources and of the use of resources may be different.

Source: Central Bureau of Statistics.

Savings and Investment

In 2003, the gross national savings rate as a percentage of GDP dropped to 14.6%, from 15.8% in 2002 and 17.6% in 2001. In 2003, total gross domestic investment (the sum of investments in fixed assets and the change in inventories) decreased by 13.4% in real terms, following a 12.4%

decrease in 2002 and a 4.9% decrease in 2001. Investment in fixed assets decreased by 5.0% in 2003, following a decrease of 9.2% in 2002 and a decrease of 4.8% in 2001.

Investment in residential construction in 2003 decreased by 4.1% over 2002, following a decrease of 8.2% in 2002 and a decrease of 10.5% in 2001. The residential construction sector has contracted over the past five years as a result of the decrease in demand following the slowdown in the immigration wave and in response to the recession.

Business Sector Product

Business sector product grew at an average annual rate of 6.2% in real terms from the beginning of 1990 through the end of 2000. Business sector product decreased by 2.6% in 2001, by 2.8% in 2002 and increased by 1.8% in 2003. In the first quarter of 2004 the growth rate of the business sector product reached 9.2% (seasonally adjusted at annual rate).

Table No. 6

Composition and Growth of Business Sector Product

						Percentage
	Annual Growth (real terms)					of Total
	1999	2000	2001	2002	2003	2003
Total business sector	2.4%	9.8%	-2.6%	-2.8%	1.8%	100.0%

Trade and services	8.2	12.5	-0.8	-4.2	3.7	51.4
Manufacturing(1)	0.5	14.7	-6.7	-2.8	-0.3	25.8
Transport and communications	2.2	3.9	0.2	0.1	5.2	12.4
Construction	-8.2	-3.0	-7.3	-5.4	-3.8	7.4
Agriculture	-4.8	7.6	7.9	9.2	-12.2	2.6
Water and electricity	3.2	6.9	-0.2	2.2	2.2	3.5
Implied banking services(2)						-4.7
Errors and omissions(3)						1.8

(1)	Including diamonds.
(2)	This item corrects the double counting of interest payments, included in both banking product and the product of principal industries.
(3)	Reflects the difference between business sector product obtained from the uses side and that from measuring the principal industries.

Source: Bank of Israel.

Trade and Services. The trade and services sector consists of retail and wholesale sales, professional services, banking, hotels, and other services. The trade and services sector decreased by 4.2% in real terms in 2002 and increased by 3.7% in 2003.

Manufacturing. Manufacturing (excluding diamonds) decreased by 2.8% in real terms in 2002 and decreased by 0.3% in 2003 despite the increase in the production of electronic components and communication equipment, which are, respectively, the largest segment and the third largest segment of the manufacturing sector.

Table No. 7

Manufacturing by Category

	Annual Real Percentage Change
	1999	2000	2001	2002	2003
Total (excluding diamonds)	1.4%	10.0%	-5.0%	-1.9%	-0.3%

Food, beverages, and tobacco	1.4	0.1	-1.1	-1.4	-2.4
Mining of minerals and quarrying of stone and sand	-0.9	-2.3	2.0	7.9	-2.9
Textiles and clothing	2.7	-2.6	-3.8	-4.9	-8.8
Leather and leather products	-13.4	-10.2	-14.0	-0.9	3.8
Wood and wood products	-2.6	4.5	-14.3	-0.3	-0.7
Paper and paper products	-2.5	-0.1	-3.8	0.3	-3.8
Publishing and printing	-0.9	-0.4	-3.1	-4.1	-3.2
Chemical products and refined petroleum	-3.5	3.4	6.2	15.5	5.6
Rubber and plastic products	4.6	3.3	2.5	9.0	6.3
Non-metallic mineral products	-8.2	-8.3	-7.0	-5.6	-6.8
Basic metal	-0.5	1.9	-7.1	-9.0	-11.1
Metal products	-3.4	8.9	-4.4	-1.4	-1.2
Machinery and equipment	3.6	12.8	-7.4	-7.1	-2.8
Electric motors	0.1	2.0	-10.9	-2.7	0.5
Electric and electronic equipment	8.4	43.1	-9.2	-8.1	4.4
Communication equipment	8.8	16.0	-16.8	-14.6	-8.2
Transport equipment	3.1	4.9	1.4	1.4	3.0
Jewelry and goldsmiths	-14.9	2.8	-7.5	-4.6	-7.0
Other	-3.6	-0.5	9.0	1.1	11.3

Source: Bank of Israel.

Table No. 8

Industrial Production Index(1)(2)
(Base: 1994=100)

Year
1999	2000	2001	2002	2003
121.2	133.4	126.2	124.4	124.0

(1)	Excludes diamonds.
(2)	Indices are not seasonally adjusted.

Source: Central Bureau of Statistics.

Transportation. Buses are the major form of public transportation. Bus routes exist in all cities in Israel and connect Israel’s major cities, smaller towns, and rural areas. Israel also has a network of over 16,000 kilometers of roads, including highways that link Tel Aviv with Haifa,

Jerusalem and Beersheva. From 1991 through 1999, the transportation and communications sectors increased production by an average of 8.0%. Government-owned railways run from Nahariya on the northern coastline to Beersheva in the south, linking some of Israel’s major cities and the southern part of the country.

Since 1993, the Government has identified infrastructure improvement as one of its top priorities. From 1993 through 2003, the Government spent NIS 31 billion (in 2003 prices) on infrastructure improvements. The Government has approved a number of road construction projects, including the Israeli North-South toll highway, the Carmel Tunnel and a suburban highway in the south of Tel-Aviv (Highway 431), which, unlike existing highways, will be privately funded. A tender for the construction of Highway 431 was issued in late 2003. Construction is expected to commence in 2005.

The Government considers the development of an advanced railway system a top priority. In April 1996, the Government established a special State-owned company for the purpose of planning and promoting a mass transportation system in metropolitan Tel Aviv. In early 2002, the Government announced a public pre-qualification tender for this purpose. In late 2003, the Government issued a tender to establish a light rail build-operate-transfer (“B.O.T.”) project in Tel Aviv. The first Tel Aviv line is expected to commence operation in 2010. In 2000, the Government issued a tender to establish a light rail B.O.T. project in Jerusalem. The first Jerusalem line is expected to commence operation in 2006. In 2003, the Government decided to invest $4.5 billion over five years in a rail development program; two-thirds of this amount is to come from the Government budget and one-third from external sources.

Israel has three major seaports: Haifa and Ashdod, on the Mediterranean coast, and Eilat, by the Red Sea. In 2003, 20 million tons of freight were unloaded and 15 million tons of freight were loaded at Israeli ports. The Government has approved in principle the construction of two new ports in Ashdod and Haifa. The cost of the proposed ports is expected to be financed by the Ports Authority.

Israel has three international airports. The Airports Authority is responsible for maintaining, developing and operating airports and the security of the airports and facilities in accordance with the directives of the Minister of Transportation. Israel’s main airport is Ben Gurion Airport in Lod, which is located approximately 40 kilometers from Jerusalem and 20 kilometers from Tel Aviv. Ben Gurion Airport served approximately 6.8 million passengers in 2003, compared with 6.8 million in 2002, 8 million in 2001, 10 million in 2000, and 9 million in 1999, with flights to most major cities in Europe, Asia, and North America. A new terminal is being built at Ben Gurion Airport to increase the annual capacity for passenger arrivals and departures to approximately 16 million passengers. It is expected to be completed in 2004. The financing for this expansion is derived exclusively from Airports Authority revenues and private project financing.

Communications. As of the end of 2000, 96.5% of Israeli households had at least one direct telephone line. In September 2002, the Ministry of Communications issued guidelines to encourage competition within the domestic fixed telephony market. In May 2003, the Economics Committee of the Knesset determined that, beginning in September 2004, companies would be permitted to compete in the fixed telecommunications service market without the current obligation to provide services over large areas. Israel has three companies offering international telephony services. In June 2004, a fourth company received a license to provide international telephony service. Two more such licenses are expected to be issued in 2004. Israel has four cellular telephone network operators. Israel had approximately 6.3 million cellular phones in use in 2003, a penetration rate of 94%. Total cellular market revenues in 2002 were approximately $2.5 billion. Frequency bands have been allocated for future use by three major cellular telephone network operators. In March 2002, cable stations were given licenses to provide internet services using their cable infrastructures. Currently 34% of Israeli households have broadband service, making Israel the third leading country in the world in broadband penetration. International telecommunications services will be opened to complete competition by the end of 2004.

The Israeli Public Broadcasting Authority had an official monopoly on television broadcasts through 1993. As of 2001, there were three national public TV channels broadcasting in Israel and one national commercial channel. A fourth public Arabic-speaking satellite-delivered channel was launched in 2002 and a second commercial channel started to operate via cable and satellite in 2002. In addition, a Russian-speaking channel and an Israeli music channel, both commercial special-interest TV channels, began broadcasting in 2003.

The cable television market currently includes three regional cable television operators as well as a single direct broadcast satellite (“DBS”) operator that began operations in 2000. About 54% of all households subscribe to cable television, and 22% of households subscribe to the DBS service. The three cable companies each held a regional monopoly until a 2001 amendment to the Telecommunications Act, which cancelled exclusive cable concessions, opened the multi-channel subscriber television market to full competition, and separated content broadcasting from infrastructure. In January 2003, the Ministry of Communications began planning for an independent communications regulation authority, which would replace the Ministry of Communications.

Construction. In 2003, investment in residential construction decreased by 4.1%, following an 8.2% decrease in 2002, a 10.5% decrease in 2001 and a 9.7% decrease in 2000. The real consumer price index (“CPI”)-adjusted prices of owner-occupied apartments decreased by 6.0% in 2003, following consecutive decreases from 1998 through 2002. These decreases followed a period, from 1993 through 1996, during which the demand for housing in the central regions of Israel had increased substantially, resulting in significant increases in housing prices.

Agriculture. In 2003, agricultural exports totaled $714.7 million, representing 2.6% of total merchandise exports (excluding diamonds). Agricultural production in 2003 included livestock (comprising 39.8% of total agricultural revenues), vegetables (22.5%), non-citrus fruits (15.7%), ornamental plants and seeds (7.6%), field products (6.9%), citrus fruits (4.2%) and other agricultural production. In 2003, 2.4% of all Israeli employees were working in agriculture. Investments in agriculture contributed to 2.0% of gross capital formation (excluding dwellings).

The Government has implemented structural reforms in order to increase competition and productivity in the agricultural sector. In 1994, the Government launched a reform to eliminate production quotas for fowl, cattle and crops. In 1998, steps were taken to reform the dairy sector. These reforms facilitated a sizeable shift from manufacturing, marketing, and financing of agricultural products through large co-operatives, which were heavily subsidized by the Government, to a system in which decisions regarding such matters are made by individual production units, which receive fewer subsidies from the Government.

Water and Electricity. The scarcity of fresh water is a serious problem for the entire Middle East region. In 2000 through 2003, the Government significantly increased investment in the water and electricity sectors. Israel is conducting discussions with Jordan and the PA with respect to the allocation of water resources. The primary sources of fresh water in Israel are the Sea of Galilee, the Eastern mountain region aquifer (a portion of which is located under the West Bank) and the coastline region aquifer along Israel’s western border. Water from these sources is distributed throughout Israel by pipeline, including distributions to the arid areas in the south.

Approximately 70% of Israel’s fresh water is distributed through Mekorot Water Co. Ltd., a State-owned company (see “ — Role of the State in the Economy”). The remaining 30% of Israel’s fresh water is supplied by private water associations established by agricultural users and certain municipalities. During 2003, Mekorot Water Co. spent NIS 500 million on capital investments related to water distribution, a increase from NIS 400 million during 2002.

Approximately 57% of Israel’s total water use and 43% of Israel’s fresh water use is attributable to agriculture. The Government subsidizes approximately 50% of the cost of water used by the agricultural sector. As almost all of Israel’s existing fresh water resources are already being utilized, Israel is investing resources to develop additional water sources, mainly from treated wastewater and desalinated water. Currently, desalination plants are being built by both local and foreign private sector companies through build-operate-own (“B.O.O.”) and B.O.T. projects. When the plants are operational, the Government expects to purchase between 200 and 315 million cubic meters of desalinated seawater per year from the plants at an estimated cost of between NIS 500 and 750 million per year. In addition, further development of agriculture involves intensifying the yield from land that is already irrigated and the reuse of treated wastewater. As a result, in recent years there has been a reduction in the size of certain agricultural crops, such as cotton, that require large amounts of water. To address the relative shortage of water, Israeli companies have developed a number of sophisticated irrigation systems, including micro-drip systems, that permit efficient irrigation.

Israel has also increased its investment in purification and improvement of wells and sewage treatment plants. The 2004 Government budget includes provisions for both grants and loans to stimulate capital investment in these programs. The Government has also taken steps to facilitate the establishment of regional companies to assume responsibility from Israel’s municipalities for the treatment of water and sewage. In July 2001, the Knesset passed a law regulating the commercial relationship between these regional companies, the municipalities and consumers.

Almost all electric power in Israel is provided by the Israel Electric Corporation (“IEC”), a State-owned company that generates virtually all its own power (see “ — Role of the State in the Economy”). In 1996, IEC’s exclusive concession from the Government expired and the Electricity Industry Act was enacted. The purpose of the Act is to regulate activity in the electricity industry for the benefit of the public, and to achieve reliability, availability, quality and efficiency while guaranteeing cost minimization within a competitive market. The Act provides for a ten-year transition period during which IEC has a license to transmit, distribute, supply and market electricity. Under the Act, the owner of a license for transmission or distribution functions will be required to purchase electricity from other generators of electricity, and to enable other licensed generators to use the same transmission and distribution channels to supply electricity to their customers. On January 1, 1998, IEC received licenses, valid until March 2006, to produce electricity at each of its 63 generation units. A public utility commission has been established to supervise electric utility services, which includes regulating the prices of electricity. In recent years, the Government has begun to open up the electricity industry to competition by setting rules for the entry of private electricity producers into co-generation of electricity and publishing a tender for generation. This plan was reflected in a change in the Electricity Industry Act in 2003, which formulated rules for the licensing of additional electrical distribution companies. The Government’s goal is to achieve a decentralized industry, divided into the following segments: generation, which the Government expects to be competitive; transmission, where the Government expects a natural monopoly to take hold; and distribution, where the Government expects regional monopolies to take hold.

Energy

Israel’s main sources of energy are oil and coal. Israel is almost totally dependent on imported fuel for its energy requirements, since domestic production of crude petroleum is negligible and Israel has no domestic production of coal. Most of Israel’s foreign oil is purchased in the open market. Pursuant to the Oil Supply Arrangement, the United States has agreed to supply Israel with oil in the event of a failure of Israel’s oil supply. In 2000, a substantial amount of natural gas was discovered near Israel’s Mediterranean shore. The discovery of the natural gas could reduce Israel’s dependence on imported oil.

Israel has succeeded in significantly reducing its dependence on oil for the production of electricity by switching to coal-fired power stations located along Israel’s coastline, and by expanding a coal facility in Ashkelon. All of the coal used in Israel is imported. Israel purchases the majority of its coal from South Africa, the United States, Colombia and Australia. Smaller amounts of coal are purchased from other countries, including China. The shift to coal has not had a significant environmental impact in Israel, because most of the coal used in Israel is low-sulfur coal.

In 1997, the Government decided to establish a natural gas infrastructure in Israel. In August 2003, the Government founded Israel Natural Gas Lines Ltd. (“INGL”), a Government-owned company that was established to supervise, control and operate the natural gas transportation system. In March 2004, the first natural gas power station in Israel was inaugurated in Ashdod. Currently, this power station produces approximately 10% of Israel’s total energy capacity.

In April 2004, INGL, IEC and the State signed an agreement for the financing, construction and operation of a natural gas transportation system. Under the agreement, the IEC will build the 100km underwater gas pipeline route, and the INGL will construct the continental route. The resulting gas transportation system will be State-owned.

Table No. 9

Imports and Production of Crude Oil, Natural Gas, etc.
(in thousands of tons oil equivalent)

	Year
	1998	1999	2000	2001	2002
Imports
Crude oil	12,348	9,926	10,722	9,985	9,371
Coal	5,921	5,961	6,123	7,029	7,837
Production
Crude oil	3.7	4.2	4.2	4.0	4.7
Natural gas	10.3	9.0	8.7	8.6	7.8

Sources: Central Bureau of Statistics, Ministry of Infrastructure.

Tourism

Tourism plays an important role in the Israeli economy. Receipts from foreign tourism (excluding expenditures of foreign workers in Israel) decreased to $1.0 billion (0.9% of GDP) in 2003 compared with $3.1 billion in 2000 (2.7% of GDP), a record year.

The major tourist centers are Jerusalem, significant religious sites, the Eilat area, the Dead Sea and its environs, and the Mediterranean coast.

From 1992 through 1995, aided by the peace process, the number of tourist arrivals to Israel increased by an average annual rate of 25.0%. Following terrorist attacks in central Israel in 1996, the number of tourist arrivals decreased by a total of 12.9% between 1996 and 1998, compared to 1995. After a three-year slump, the number of tourist arrivals increased by 19.1% in 1999 compared to 1998, and increased by an additional 4.5% in 2000.

The unrest that began in September 2000 resulted in an immediate drop of 45.3% (October 2000 compared to September 2000) in the number of tourists entering Israel by air. The total number of tourists entering by air decreased by 45.8% in 2001, compared to 2000. In 2002, the number of tourists further decreased by 26.6%. Following an additional reduction in tourism in the first quarter of 2003 due to the war in Iraq, tourism recovered significantly in the remainder of the year due to an improved security situation. Overall, the number of tourists arriving by air in 2003 was 972,200, an increase of 24.9% from 2002.

Table No. 10

Tourist Arrivals by Area of Origin and Receipts
(arrivals in thousands and receipts in millions of dollars)

	Year
	1999	2000	2001	2002	2003
Total arrivals	2,312.3	2,416.8	1,195.7	861.9	1,063.2

Asia	228.7	249.5	115.3	86.7	86.9
Africa	48.0	58.3	40.9	32.5	32.4
Europe	1,293.4	1,389.6	669.0	459.9	572.7
Americas
United States	515.2	488.5	266.2	206.1	271.9
Other	130.5	195.6	84.3	54.8	75.7
Oceania	28.9	28.2	12.6	9.6	11.5
Other	67.6	7.1	7.4	12.3	12.1

Total receipts of travel services	$4,304.2	$4,152.0	$2,564.0	$2,103.4	$1,855.1

Of which:
Expenditures of foreign workers in Israel	$813.8	$1,019.3	$1,186.7	$1,184.3	$878.6

Source: Central Bureau of Statistics.

Research and Development

The Government encourages investment in industrial research and development through support and incentive programs created under the Law for the Encouragement of Industrial Research and Development. The objectives of the Government’s support for industrial research and development are to foster the development of technology-related industries, to create employment opportunities for Israel’s scientific and technological labor force, and to improve Israel’s balance of payments by increasing exports of high-technology products and reducing reliance on imports of such products. In 2002, 4.2% of GDP was invested in civilian research and development. Government support of civilian research and development (not including general university funds financed by the Government) totaled NIS 2.33 billion in the 2002 budget, NIS 2.55 billion in the 2001 budget and NIS 2.46 billion in the 2000 budget.

Israel participates in 17 international and bi-national research and development joint ventures, of which three are with the United States, two each with Canada, South Korea and the EU Research and Development Program, and one each with Germany, India, China, France, United Kingdom, Japan, Singapore and the Netherlands. The 2004 annual budget for the activity of these joint ventures is NIS 285 million. Five of these joint ventures are funded through an interest-bearing fixed deposit account set up by the participants, with the annual interest income financing the joint ventures’ activities.

Wages and Prices

In the early and mid-1980s, Israel’s economy experienced high rates of inflation, reaching a peak of 445% in 1984. In response to this crisis, in 1985 the Government implemented the Economic Stabilization Program, which succeeded in reducing the rate of inflation to 19.6% in 1986, and in maintaining the rate of inflation at an annual average of 17.8% during the period from 1987 through 1991. As a result, price controls that were introduced as part of the Economic Stabilization Program were largely eliminated by mid-1988.

The inflation rate, measured by the CPI, averaged 9.5% during the period from 1992 to 1999, with fluctuations between 9.0% and 12.3% on an annual average basis. The annual average inflation rate was 5.2% in 1999 and dropped to 1.1% in both 2000 and 2001, due to the appreciation of the NIS, the cut in purchase taxes, and restrictive monetary and fiscal policies. The annual average inflation rate in 2002 was 5.7%. The main factor that powered inflation in 2002 was the currency depreciation during the first half of 2002. During the second half of 2002 and 2003, the inflation rate was close to zero. The average annual inflation in 2003 was 0.7%.

Both the Ministry of Finance and the Bank of Israel have stated that reaching and maintaining price stability is one of their main priorities. Since the end of 1991, the Government has announced annual inflation targets as part of its effort to further reduce inflation (see “Public Finance — The Budget Process and Deficit Reduction”). Since November 1993, the Bank of Israel has adjusted its key interest rate on lending to banks on a monthly basis. In late December 2001, the key interest rate was sharply lowered to 3.8%. During May, June and July 2002, in light of a continuous, rapid exchange rate depreciation and a subsequent rise in inflation expectations, the Bank of Israel raised the key interest rate incrementally to 9.1% by July 2002, resulting in a total increase of 5.3 percentage points since the beginning of 2002. Between December 2002 and June 2003, the Bank of Israel lowered the key interest rate by 1.1 percentage points to 8.0%. Starting in July 2003, the Bank of Israel accelerated the reduction in its key interest rate, reaching a rate of 5.2% by the end of the year. Nevertheless, at the end of 2003, interest rates were approximately 3.5% in real terms (i.e., deducting one-year inflation expectations derived from the capital market), which is high by international standards.

Table No. 11

Selected Price Indices
(Percentage change, annual average)

		CPI	Wholesale Price
		(excluding housing,	of Manufacturing
Period	CPI	fruits and vegetables)	Output
1999	5.2%	6.0%	7.1%
2000	1.1	2.1	3.6
2001	1.1	0.3	-0.1
2002	5.7	4.1	3.9
2003	0.7	2.4	4.4

Source: Central Bureau of Statistics.

The wage system in Israel is subject to comprehensive indexation under nationwide cost-of-living agreements. These agreements are negotiated by Israel’s nationwide labor union and representatives of the major employers’ organizations in the private sector. After the agreements are negotiated, the Minister of Labor validates the agreements for all workers in the public and private sectors. The current 2002 agreement provides employees a cost-of-living increase at an agreed-upon percentage tied to future changes in the CPI. Furthermore, wages in certain industries are subject to labor agreements that guarantee additional periodic wage increases, as well as equality of treatment with respect to wage increases with workers in other specified industries. In the past decade, wage linkage between sectors weakened as a result of a decrease in the scope of unionization and the increased use of individual employment contracts. In May 2003, labor unions in Israel held general strikes to protest a comprehensive economic plan which had been submitted to the Knesset (see “Public Finance—The Budget Process and Deficit Reduction”), particularly the public sector wage and job reductions and the pension fund reform segments of the comprehensive economic plan. Following intense negotiations, the Ministry of Finance reached an agreement with the labor unions on public sector wage and job reductions prior to the Knesset’s adoption of the comprehensive economic plan in May 2003. There was no cost-of-living increase due to the small changes in the CPI in 2003.

In 2003, the real (CPI-adjusted) wage per employee declined by 3.0%. This decline was 2.5% in the business sector and 4.0% in the public services sector. The decrease in real wages in the business sector reflects a nominal decline of 1.8% that was caused by a decrease in demand for labor. In the public services sector, the nominal wage per person employed declined sharply in 2003 by 3.3%, mainly due to public sector wage reductions that were part of the comprehensive economic plan adopted in May 2003. In comparison, in 2002, real wage per employee post in the business sector decreased by a significant 6.7%, while in the public services sector real wages decreased by 4.3%, as a result of a decrease in demand for labor and a rise in prices.

Employment and Labor

One of Israel’s most important resources is its experienced and highly educated work force. In 2002, approximately 38% of the Israeli population over age 15 had 13 or more years of schooling. With this highly educated population, Israel has developed an export-oriented, technology-based industrialized economy. In 2002, 31% of the Israeli work force consisted of scientific, academic and other professional, technical and related workers, while 27% consisted of administrative or managerial workers. These percentages compare favorably with the percentages of such workers found internationally. The employment qualifications of recent immigrants have been consistent with the high quality of the Israeli work force, with two-thirds of immigrants from the former Soviet Union having been employed there as professionals, scientists, engineers and technical staff.

The wave of immigrants since 1990 has led to significant growth in the Israeli labor force. In 2003, Israel’s civilian labor force averaged a total of 2.5 million people compared to 1.9 million in 1992.

After peaking at 11.2% at the end of 1992, Israel’s unemployment rate decreased substantially during the period from 1994 through 1996, as the creation of jobs outpaced the growth of the civilian work force. In 1997 through 1999, due to lower growth rates caused by tight fiscal and monetary policy, the unemployment rate increased. From 2001 through 2003, due to the deepening of the recession during those years, the unemployment rate increased further to 9.4% in 2001, 10.3% in 2002 and to 10.7% of the civilian labor force in 2003.

The labor force participation rate rose in 2003 to 54.5%, up from 54.1% in 2002. The increase in the participation rate is attributed, among other factors, to the government policy of cutting transfer payments and reducing the number of foreign laborers. A significant increase in the participation rate occurred in the last quarter of 2003, when the labor force participation rate reached 54.8%. This increase was caused in part by the rise in the unemployment rate, despite the parallel increase in the number of Israeli employees. In the first quarter of 2004, both the number of Israeli employees and the labor participation rate rose, while the seasonally adjusted unemployment rate decreased from 10.9% in the first quarter of 2003 to 10.8% in the first quarter of 2004. Despite the high level of unemployment, recent economic indicators point to positive changes in the labor market, with the return of more Israelis to the labor force and the creation of new jobs.

Table No. 12

Structure of Employment in Israel(1)

	Year
	1999	2000	2001	2002	2003
Total workers (in thousands)	2,135.1	2,217.9	2,264.9	2,284.4	2,330.3

Percent of labor force
Business sector	72.6%	72.9%	72.3%	71.7%	72.0%

Manufacturing	17.9	17.6	16.8	15.9	15.3
Agriculture	2.4	2.2	2.0	2.0	1.8
Water and electricity	0.9	0.8	0.8	0.8	0.8
Construction	5.6	5.3	5.2	5.2	5.5
Trade	13.2	13.3	13.2	13.6	13.5
Catering	4.0	4.2	3.9	3.8	3.9
Banking and financial services	3.5	3.3	3.3	3.3	3.3
Business services	9.9	11.0	11.5	11.4	12.1
Transport	6.4	6.6	6.6	6.4	6.5
Personal and other services	1.8	1.5	1.5	1.5	1.5
Other	7.0	7.1	7.4	7.7	7.8
Public service(2)	27.4	27.1	27.7	28.3	28.0

(1)	Israeli workers only.
(2)	Including a portion of personal services.

Source: Central Bureau of Statistics.

The unemployment rate among immigrants in 2003 was 11.2% compared to 10.6% for the native-born population. Surveys undertaken by the Israeli Central Bureau of Statistics indicate that immigrant unemployment declines with length of stay in the country. Immigrant participation rate in the labor force stood at 57.2% in 2003 compared to 54.5% for the working-age population as a whole.

Despite the initial difficulties experienced by many of the professional and other highly skilled immigrants in finding suitable employment, statistical data regarding employment in Israel suggest that immigrants have moved from their original jobs into jobs better suited to their education and other employment qualifications. One important factor in this transition has been the professional requirements of Israel’s high-tech companies, which have matched well with the educational and professional background of immigrants.

Table No. 13

Principal Labor Market Indicators
(annual average)

	Year
	1999	2000	2001	2002	2003
Permanent average population (thousands)	6,125	6,289	6,439	6,570	6,680
Population aged 15+ (thousands)	4,358	4,487	4,605	4,706	4,792
Civilian labor force (thousands)(1)	2,345	2,435	2,499	2,547	2,610
Labor-force participation rate(2)	53.8%	54.3%	54.3%	54.1%	54.5%
Unemployment rate	8.9%	8.8%	9.4%	10.3%	10.7%

(1)	The sum of the number of civilian workers and the number of job seekers.
(2)	Civilian labor force as a percentage of the population over the age of 15.

Source: Central Bureau of Statistics.

The General Federation of Labor in Israel (the “Histadrut”) has historically played a significant role in the Israeli economy and social system. As part of a structural and organizational reform, the Histadrut concentrates today on its function as a trade union and a social organization. The Histadrut also has a major influence on labor and social legislation in the Knesset.

Over 30 trade unions are members of the Histadrut. Although the percentage of union workers has been declining (mainly due to the termination of the link between membership in the Histadrut and the Kupat Holim, which is the largest provider of health services), a considerable part of the Israeli labor market is unionized. The Histadrut signs collective bargaining agreements, which affect workers in both the public and private sectors. In addition to nationwide agreements (such as the cost-of-living agreement), the collective bargaining network includes collective agreements between occupation or industry unions and employers’ associations. Such agreements predominantly affect the public sector. Collective agreements cover issues related to wages, conditions of employment and social benefits.

Role of the State in the Economy

Historically, the Government has been involved in nearly all sectors of the Israeli economy, particularly in defense-related and monopolistic businesses. Before the privatization process began, ownership of industry in Israel was divided between the Government, the Histadrut and the private sector, with the Government and the Histadrut owning prominent interests in several key industries. The Government has also participated in the economy through significant subsidization of certain industries and products, and through financial support of private sector investments. In recent years, the Government has made significant progress towards the privatization of State-owned enterprises and the reduction of its subsidization of industry. The Histadrut has disposed of most of its commercial holdings.

As of November 30, 2003, there were 96 State-owned companies, 38 of which are business-oriented enterprises. The remainder of the State-owned companies, which includes funds established as vehicles for employee savings or educational institutes, are not business-oriented.

State-owned enterprises are divided, by law, into two categories: Government Companies and Mixed Companies. In addition to state-owned enterprises, the Government is also involved in some sectors of the market through statutory authorities.

Government Companies (which excludes State-owned banks acquired pursuant to the Bank Shares Arrangement, see “Privatization” below), are those in which the Government owns more than 50% of the voting shares and which are subject to the provisions of the Israeli Government Companies Law and the regulations promulgated thereunder (the “GCL”), as well as the directives of the Government Companies Authority (see “Privatization” below). The provisions of the GCL regulate the management and operations of Government Companies and the circumstances under and procedures by which the Government may sell shares in Government Companies or reorganize Government Companies.

Mixed Companies are companies in which the State owns 50% or less of the voting shares. Under the GCL, Mixed Companies are not subject to the same degree of regulation as Government Companies. However, Mixed Companies do remain subject to certain limited provisions of the GCL, including the Government’s appointment and qualification of certain directors.

Government Companies play a significant role in the Israeli economy. In 2002, Government Companies accounted for 5.9% of total exports, although they employed only 2.3% of the Israeli workforce. These companies include several public service monopolies and a number of companies that either engage in activities considered crucial to Israeli national security or provide important services to the Government.

The Government has initiated a number of regulatory arrangements with the major Government Companies that are designed to increase competition in the markets in which these companies participate and thus prepare them for privatization. Nevertheless, the pace of privatization may be affected by the need for further regulatory and structural reforms and formulation of policies that will define the post-privatization environment in which these companies will operate. The development and implementation of some of these policies and reforms may take a considerable period of time.

Privatization. An essential element of the broader structural reforms initiated by the Government over the past several years to promote the growth of the private sector and to enhance competition is the Government’s move towards privatizing its business holdings. Privatization efforts have included the full or partial sale of State-owned companies, banks and the transfer of activities which were previously performed by the Government or statutory authorities to private entities. From 1986 through November 2003, 88 companies ceased to be

Governmental Companies and the Government’s proceeds from privatization from 1986 through December 2003 were approximately $9.2 billion.

Privatization of all State-owned enterprises, other than banks, is conducted by the Government Companies Authority. The Government Companies Authority also has general authority relating to the supervision of Government Companies, including the right to convene board meetings and the authority to issue directives to Government Companies related to decisions of the Ministerial Privatization Committee. Pursuant to the Bank Shares Arrangement (described below), the responsibility for privatization of banks is in the hands of the Ministry of Finance through M.I. Holdings, a wholly owned Government entity. M.I. Holdings advises the Minister of Finance regarding bank privatizations and manages the process in accordance with the Minister’s instructions. The Ministerial Privatization Committee, consisting of the Minister of Finance, as chairman, a Minister in the Finance Ministry, the Minister of Justice, the Minister of Internal Security and the Minister of Transportation, has the power to initiate the privatization of any Government Company or Mixed Company without the consent of the minister directly responsible for such Government Company or Mixed Company, and to authorize preparatory measures necessary to effect such privatization.

In 1983, as a result of the collapse in the share prices of several large banking institutions on the TASE, the Government entered into an arrangement (the “Bank Shares Arrangement”) with shareholders of banking institutions. Under the Bank Shares Arrangement, the State purchased shares from the banks’ shareholders at the time of the crisis. As a result, the State gained a controlling stake in five of the six largest Israeli banks (although the State did not exercise any management control over these banks). The Government’s ongoing privatization program is intended to result in the sale of its controlling interest in these banks. Implementation of this program is ongoing as the Government continues to reduce its bank holdings through a variety of public and private transactions.

Between 1993 and 2001, the State sold 27.7% of the total outstanding shares of Israel Discount Bank Ltd. In May 2004, the Government published a notice of the Government’s intention to privately sell its holdings in Israel Discount Bank. The sale, which is currently under consideration, would constitute a sale of control of Israel Discount Bank (26% to 51% of the issued share capital of the bank). As of June 2004, the State holds 57.1% of the shares of Israel Discount Bank.

Between 1997 and 2000, the State sold 72.4% of the total outstanding shares of Bank Hapoalim Ltd. in private sales for a total of $2.3 billion. As of June 2004 the State holds less than 1% of Bank Hapoalim.

Between 1993 and 1999, the State sold 97.2% of the total outstanding shares of United Mizrahi Bank Ltd. in both public and private sales, for a total of $525.5 million. Since December 1999, the State has not held any interest in United Mizrahi Bank.

In January 2000, the public exercised options to purchase 8.35% of the shares of Bank Leumi Ltd. for $184 million. At the end of 2002, the State sold options and shares totaling 6.5% of the shares for $74 million. If all outstanding options are exercised, the State will hold 34.8% of Bank Leumi’s capital. The Government intends to complete the privatization of Bank Leumi by the end of 2005. As of June 2004, the State owned 36.9% of the shares of Bank Leumi.

Table No. 14

Selected State-Owned Companies(1)
(at, or for the period ended, December 31, 2003)
(in millions of dollars, except percentages)

	Percentage Direct
	and Indirect
	Ownership of	Total	Long-Term
	Government	Assets	Liabilities	Total Revenues
Bezeq, the Israel Telecommunications Corp. Ltd.(2)	49.1%	$3,674	$1,118	$1,823
Israel Electric Corporation Ltd.	99.8	13,750	10,126	3,000
Bazan Oil Refineries Ltd.	74.0	1,741	519	3,214
El Al Israel Airlines, Ltd.(3)	82.1	1,499	954	1,168
Israel Aircraft Industries, Ltd.	100.0	2,054	190	1,868

(1)	Based on consolidated and NIS-adjusted financial statements as of December 31, 2003, according to Israeli generally accepted accounting principles. Amounts converted from NIS to dollars at the exchange rate on December 31, 2003 ($1=NIS 4.379).
(2)	The Government’s percentage of direct and indirect ownership in Bezeq was 46.4% as of June 2004. Bezeq has been a Mixed Company as of November 2003, when the Government’s percentage of direct and indirect ownership fell to 49.1%.
(3)	The Government’s percentage of direct and indirect ownership in El Al Airlines was 49.5% as of June 2004. Thus, El Al is currently a Mixed Company.

Sources: Ministry of Finance, Government Companies Authority.

Set forth below are summary descriptions of the State-owned companies included in the above table. Also described below are specific steps planned or taken by the Government to prepare companies for privatization or reform their structure and operations.

Bezeq, the Israel Telecommunications Corp. Ltd. (“Bezeq”), is the State-owned telecommunications corporation. Its operations are subject to regulatory arrangements by the Government, including tariff and structural supervision. Arrangements implemented since 1994 are designed to increase competition in the communications sector. International telephony services are provided by three companies (of which one is a wholly owned subsidiary of Bezeq). Cellular services are provided by three companies (of which one is 50% owned by Bezeq, with Bezeq having an option in the remaining 50% of the company’s shares). In June 1999, Bezeq’s exclusive right to supply fixed telecom services was terminated. Since the end of 2000, initial steps have been taken to introduce competition into the supply of fixed telecom services and other internal communication services, including competition from other communication companies involved in the cellular and cable services. Between July 1997 and February 1998, the State sold a 21.4% interest in Bezeq in a sale to Merrill Lynch & Co. and in a public offering in Israel, which together raised a total of $508.7 million and reduced the State’s ownership level to 54.6% (fully diluted). Currently, the remaining shares are held by the public; of these shares approximately 17.75% is held by the Zeevi Group. Bezeq’s shares are traded on the TASE.

In August 2000, the Ministerial Privatization Committee decided to privatize the majority of the State’s remaining holdings in Bezeq through a private sale. The sale was originally slated to represent at least 50.01% of the fully diluted share capital of Bezeq. The Knesset Finance

Committee approved this plan in September 2000, in accordance with the Government Companies Law. During November 2001, announcements were published in the media in Israel and abroad inviting interested parties to participate in the sale process. In March 2002, applications to the Government Companies Authority were submitted. In 2003 the State reduced its holdings in Bezeq in two tranches, representing 3.6% and 5.8%, respectively, and resulting in income to the Government of more than NIS 1 billion. As of November 2003, the State held 49.1% of Bezeq’s shares. As a result of the Government’s sales, Bezeq (with its subsidiaries) has become a Mixed Company and it is not subject to the GCL.

In August 2003, the Ministerial Privatization Committee decided to amend the previous decision and sell 30% to 40% of Bezeq’s share capital (fully diluted) through a private sale. As a result of this decision, Bezeq published a prospectus in May 2004. In June 2004, the State sold 2.7% of Bezeq’s issued share capital on the TASE, after which the State’s holdings in Bezeq declined to 46.4%. The Government intends to sell core control of Bezeq in the near future.

Israel Electric Corporation Ltd. (“IEC”) is a legal monopoly with responsibility for the entire Israeli electricity industry. Since 1992, IEC has been subject to tariff supervision that includes efficiency incentives. In March 1996, IEC’s exclusive concession from the Government expired, the Electricity Industry Act was enacted, and an Authority for the supervision of public electric utility services was established. The purpose of the Act is to regulate activity in the electricity industry for the benefit of the public, and to achieve reliability, availability, quality and efficiency while guaranteeing cost minimization within a competitive market. The Act provides for a ten-year transition period during which IEC has a license to transmit, distribute, supply and market electricity. Under the Act, the owner of a license for transmission or distribution functions will be required to purchase electricity from other generators of electricity, and to enable other licensed generators to use the same transmission and distribution channels to supply electricity to their customers. On January 1, 1998, IEC received licenses, valid until March 3, 2006, to produce electricity at each of its 63 generation units.

In August 1999, the Government decided to implement structural changes in the electricity sector to open the electricity sector to competition as is common in other developed countries. For this purpose the Minister of Finance and the Minster of National Infrastructures appointed an inter-ministerial committee headed by the Director General of the Ministry of Finance and the Director General of the Ministry of National Infrastructures. The committee was empowered to prepare a detailed proposal to accomplish the structural change.

In recent years, the Government has began to open up the electricity industry to competition by setting rules for the entry of private electricity producers into co-generation of electricity and publishing a tender for generation. The Government’s goal is to achieve a decentralized competitive industry, divided into the following segments: generation, which the Government expects to be competitive; transmission, where the Government expects a natural monopoly to take hold; and distribution, where the Government expects regional monopolies to take hold.

In March 2003, the Government decided to reform the electricity sector in accordance with the recommendations of the Committee and amended the Electricity Industry Act accordingly. On May 29, 2003 the Knesset approved changes in the Electricity Industry Act that are designed to achieve a decentralized competitive structure of the electricity sector.

IEC has decided to purchase natural gas to be used in its power stations. The natural gas power stations are expected to replace the oil-fired power stations currently operating together with the coal-fired power stations.

Bazan Oil Refineries Ltd. is the only oil refinery company in Israel. Bazan Oil Refineries operates in the framework of Government reforms that have linked fuel prices in Israel to fuel prices in the international market. Bazan Oil Refineries is entitled to sell its products strictly to wholesalers and to certain key customers. The Government is currently exploring various methods of increasing competition in the Israeli oil sector, including the allocation of the two refinery facilities to separate companies, one in Haifa and one in Ashdod, the privatization of the separated companies, and the deregulation of tariffs.

El Al Israel Airlines, Ltd. is the Israeli national air carrier. El Al operates in a competitive market and competes with foreign airlines under the Government “open sky” policy. In 1995, El Al emerged from a reorganization program that it had operated under since 1982 due to labor difficulties at that time. In July 2002, after canceling a prior privatization plan, the Ministerial Committee for Privatization decided to privatize the State’s holdings in El Al in stages. In June 2003, the Government began the El Al privatization process by offering 15% of El Al’s shares on the TASE. The shares were bundled with two sets of options for the remaining 85% of the shares. The first set of options was exercisable within the year. The second set of options are exercisable between 18 months and four years from the offering date. In addition, El Al employees were offered the opportunity to purchase shares and options for approximately 9% of El Al. The total amount raised through the initial offering (which did not include the exercising of options) was NIS 64 million, of which El Al received NIS 22.1 million and the Government received the remainder. As of June 2004, all of the first set of options had been exercised, resulting in the State holding 49.5% of E1 A1, and E1 A1 becoming a Mixed Company. When all long-term options are exercised, E1 A1 should become a fully privatized company.

Zim Israel Navigation Company Ltd. is the largest shipping company in Israel and most of its operations are in international shipping markets. Prior to February 2003 it was a Mixed Company, with the State holding 48.6% of the Company’s share capital. The Israel Corporation Ltd., which is a public company, held 48.9% of the share capital. In February 2003 the State sold the balance of its holdings to the Israel Corporation Ltd. for $113 million.

Israel Aircraft Industries, Ltd., Israel Military Industries, Ltd. and Rafael-Armament Development Authority, Ltd. are three defense-related Government Companies. Currently, the State holds 100% of each of these three companies’ share capital. Over the past several years, these three companies have been restructuring and streamlining their operations in preparation for privitization. Rafael was formerly an authority under the Ministry of Defense; in January 2002, it was converted to be a Government Company. Israel Aircraft Industries has reduced the number of employees and is consolidating some of its operations. Israel Military Industries has been preparing for privatization by selling some factories, and one subsidiary (Ashot Ashkelon Ltd.) has already begun the privatizing process. In 2004, an inter-ministerial committee decided to sell three additional factories belonging to Israel Military Industries.

Mekorot Water Co. Ltd. (“Mekorot”) is the State-owned water company. It supplies approximately 65% of the water Israel consumes. Approximately 14% of Mekorot’s income from supplying water is subsidized by the Government through payments intended to compensate Mekorot for the below-market fees charged mainly to agricultural and other consumers. In 1993, Mekorot and the Government agreed on an arrangement establishing efficiency incentives for the years 1993 through 1997 and securing Mekorot a normative return on equity, enabling it to raise capital in private capital markets rather than receiving subsidized loans from the Government. The Government and Mekorot continue to operate under this arrangement, which is extended every few months.

In July 2003, under a plan to change Mekorot’s structure, three new Government Companies were established: The new Government Company Mekorot Holdings Ltd. serves as a parent company that will manage and determine policy for three subsidiaries: Mekorot Water Ltd., Mekorot National Carrier Ltd. and Mekorot Initiatives and Development Ltd. In addition, within three years an operations company will be established that will be a subsidiary of Mekorot.

Mekorot Water Ltd. will be the national water authority in accordance with the Water Law, and will be responsible for the operation of the water system, including production, water treatment, operation of the waste water treatment plants, and the establishment and renewal of water enterprises. Mekorot Initiatives and Development Ltd. will manage and activate various projects in the water field and cooperate with private entrepreneurs in various projects. Mekorot National Carrier Ltd. will manage and develop Mekorot’s properties together with the State and the Mekorot Holding company. After carrying out the structural changes, all the operations units will be consolidated into the operations division of Mekorot Water Ltd. Three years later, the operations division will be changed to a subsidiary of Mekorot.

Petroleum and Energy Infrastructures Ltd. (“PENIN”) provides infrastructure services for the petroleum industry, and acts as the sole provider of storage and transportation services for refined oil. PENIN’s subsidiaries plan, build, operate, and maintain systems and facilities for the transportation and distribution of petroleum products. The State controls the rates of PENIN’s products and services. Through January 2001, PENIN operated under a concession from the Government. In January 2001, an agreement in principle was signed between the State and PENIN to govern PENIN’s activities after the end of the concession. Implementation of this agreement is currently under negotiation.

Israel Railways was separated from the Ports and Railways authority pursuant to a December 2002 amendment to the Ports and Railways Authority Law. On July 1, 2003, Israel Railways began operating as a Government Company.

The Ports Authority currently centralizes operations and control for all of Israel’s ports. On September 15, 2003, the Government decided to establish three Government Companies which will operate the Haifa, Ashdod and Eilat ports, respectively, and move the Ports Authority to the Ministry of Transportation. An additional Government Company is expected to hold and manage the ports’ assets.

Government Subsidies. Prior to 1985, the Government heavily subsidized certain segments of the Israeli economy, including basic foodstuffs and agricultural products. Since 1985, the level of direct Government subsidies has been significantly reduced. The remaining direct Government subsidies consist primarily of subsidies for water, public transportation and agricultural production. Government subsidies for public transportation totaled NIS 2.0 billion during 2003. Government subsidies for water and agricultural production totaled NIS 1.5 billion during 2003.

Economic Incentives. The Government provides significant assistance to the manufacturing sector under laws designed to encourage investment in “approved enterprises,” mainly in peripheral regions of the country. A project that qualifies as an “approved enterprise” is eligible for assistance in the form of cash grants or tax benefits.

Beginning in January 1997, the Government significantly reduced the rate of grants. For the purpose of determining eligibility for grants, three industrial regions have been identified: Region A, generally the most remote regions of the country; Region B, generally the peripheral regions of the country (closer to the central regions than A); and Region C, all other regions. The grant rate for Region A is 24% for investments up to NIS 140 million and 20% for investments above this limit, compared to 10% for Region B for all levels of investments, and 0% for Region C for all levels of investments. Two regions have unique grants programs. In the northern border area, the rate of grants is 30% for investments up to NIS 140 million and 26% for investments above this limit, and in the Negev area, the rate of grants is 30% for investments up to NIS 140 million and 32% for investments above this limit.

During 2002, Government commitment for grants and tax benefits to the manufacturing sector totaled NIS 2.8 billion, compared to NIS 1.1 billion in 2001 and NIS 2.4 billion in 2000. Almost all of the 2002 increase was due to one unusually large investment of NIS 2 billion. The decrease in 2001 was attributable to a decline in demand for Government investment support as a result of the economic slowdown and the reduction in overall investments.

Kibbutzim and Moshavim

Kibbutzim are collective settlements that traditionally were primarily agricultural. However, most kibbutzim now derive a majority of their revenues from manufacturing, tourism and other services. There are approximately 270 kibbutzim in Israel with approximately 117,000 members. Moshavim are cooperative settlements, most of which consist of individual owners of small farms. Moshavim derive a large percentage of their revenues from agriculture. There are approximately 477 moshavim with 29,099 farming units. Both the kibbutzim and the moshavim experienced financial crises in the 1980s.

In 1988, the Government and the bank creditors of the moshavim agreed on a rescue and recovery program for the moshavim. In 1992, the Knesset approved legislation requiring partial debt forgiveness by the moshavim’s bank creditors, partial repayment of moshavim debt using the proceeds of certain required asset sales by the moshavim, and the restructuring of the remaining moshavim debt at below-market interest rates. The total outstanding amount of the moshavim debt subject to the 1992 legislation as of December 31, 2003 is NIS 12.7 billion. Implementation of the 1992 legislation is ongoing. As of December 31, 2003, the 1992 legislation had been implemented with respect to approximately 88.1% of the individual moshavim members and 85.1% of the moshavim union obligors on the moshavim debt.

The agreement establishing the main rescue and recovery program for the kibbutzim was signed by the bank creditors of the kibbutzim, the kibbutzim and the Government in 1989. The plan provided for a reduction in the kibbutzim’s outstanding indebtedness by NIS 6.115 billion (December 31, 1988 data as calculated for December 31, 2003 on a 4.5% interest plus index basis until the debt was reduced and, thereafter, on an index basis only), of which 40% was to be paid by the Government and the remainder was to be written off by the bank creditors. The plan also provided for the restructuring of NIS 12.874 billion (December 31, 1988 data as calculated for December 31, 2003 on an index basis only) of the kibbutzim’s outstanding loans from the banks. This restructuring was to be funded entirely by below-market loans from the Government to the kibbutzim’s creditors.

By early 1995, it had become clear that the NIS 6.115 billion in debt reduction for the kibbutzim, negotiated in 1989, was inadequate. In 1996, a supplemental agreement was signed by the kibbutzim, the Government and the seven relevant banks. The supplemental agreement included the following: (i) the debt that had been rescheduled in the first arrangement in 1989 was divided into a “refund debt,” which the kibbutzim are able to repay, and a “balloon debt,” which the kibbutzim are unable to repay and which is covered by the supplemental agreement; (ii) NIS 6.318 billion (December 31, 1998 data as calculated for December 31, 2003 on a weighted average interest rate for all kibbutzim until the debt was reduced and, thereafter, on an index basis only) indebtedness of the kibbutzim and the corporations was to be written off (in addition to amounts provided for in the 1989 agreement) by their bank creditors; (iii) NIS 1.188 billion (December 31, 1998 data as calculated for December 31, 2003 on a weighted average interest rate plus index basis or index basis only over different time periods depending on the classification of each kibbutz) was to be written off by the banks, provided the kibbutzim paid their debts regularly in the first three years following the signing of the agreement (the “Incentives”); (iv) the kibbutzim were to surrender to the Government their rights to use 27% of their land leased from the Government; and (v) the Government was to pay the banks between 25% and 35% of the aggregate sum of the indebtedness to be written off and of any Incentives.

In 1999, an amendment to the supplemental agreement between the Government, the banks and the kibbutzim was signed, and was approved by the Knesset Finance Committee. The principles of this amendment are: (i) the kibbutzim will surrender to the Government their rights to use 27% of their land leased from the Government (as in the supplemental agreement); (ii) the banks will continue to write off the kibbutzim debt under the supplemental agreement, where 35% will be paid to the banks by the Government in five annual payments bearing interest of 1.5% over the CPI, and 65% will be written off by the banks; and (iii) the Government will market the land surrendered by the kibbutzim and the proceeds of the sales will be distributed between the Government (35%) and the banks (65%).

Pursuant to the first agreement, the supplemental agreement and the amendment, an aggregate of NIS 13.6 billion was written off by the banks, of which NIS 5.7 billion was paid to the banks by the Government. If the remainder of the agreement is executed, then eight additional kibbutzim, owing an additional debt of NIS 0.46 billion to the banks, will join the agreement. In this case, the Government will cover 35% of the amount to be written off by the banks.

The Environment

Since the establishment of the Ministry of the Environment (“MOE”) in 1989, many laws and regulations relating to the protection of the environment have been formulated and promulgated. The Ministry seeks to incorporate environmental considerations into decision-making and planning processes, to promote sustainable development, to implement programs for pollution control, monitoring and research, to develop and update legislation and standards, to ensure effective enforcement and supervision, to improve environmental education and awareness, and to advance regional and global cooperation on the environment. The country’s environmental legislation encompasses laws for the protection of natural resources (air, water and soil), for the abatement and prevention of environmental nuisances (prevention of air, noise, water and marine pollution), and for the safe treatment of contaminants and pollutants (hazardous substances, radiation, and solid and liquid waste). Israel’s legislation also includes comprehensive laws, such as the Planning and Building Law and the Licensing of Business Law, that provide a framework for controlling the use of resources and promoting sustainable development.

In January 1998, a covenant was signed between the MOE and the Israel Manufacturers’ Association concerning reductions in pollutant emissions, the first example of voluntary compliance by industry with emission standards. The largest Israeli industries, including food, fuel, paper, textile and medical companies, also signed the covenant. In January 2000, the MOE concluded an agreement in principle with IEC, Israel’s electricity provider, that defined emission standards for IEC’s power plants. Many Israeli companies are voluntarily adopting environmental management systems, such as ISO 14000, as they recognize their importance in creating international business opportunities.

In May 1999, Israel signed the Convention on the Prior Informed Consent Procedure for Certain Hazardous Chemicals in International Trade. Israel has been party to the Convention on Biological Diversity since 1995 and is working towards signing the Cartagena Protocol on Biosafety to the Convention on Biological Diversity. Israel attaches great importance to the issue of climate change. After signing the United Nations Framework Convention on Climate Change in 1992 and ratifying it in 1996, the State of Israel signed the Kyoto Protocol to the United Nations Framework Convention of Climate Change in December 1998.

In 2001, regulations to facilitate recycling of beverage containers were promulgated. In January 2004, regulations were promulgated to restrict production, consumption, import and export of substances that deplete or are likely to deplete the ozone layer. In 2004, regulations aimed at preventing water source pollution originating in municipal sewage treatment plans were promulgated. These regulations, which will take force in 2005, require wastewater treatment plants to stabilize and treat the sludge they generate for agricultural use or soil conditioning.

In 2000, the Jordanian and Israeli Ministries of the Environment held a meeting to promote cooperation on various environmental issues of common concern, and in particular on the rehabilitation of an agreed-upon portion of the Jordan River. Israel and Jordan signed an agreement on a monitoring and data management program in the Gulf of Aqaba as part of a symposium on the integration of marine science and resource management that was held in Jordan in December 2003, and that marked the conclusion of the Red Sea Marine Peace Park Cooperative Research, Monitoring and Management Program.

BALANCE OF PAYMENTS AND FOREIGN TRADE

General

As a small country with a relatively limited domestic market, Israel is highly dependent on foreign trade. International trade (exports plus imports) of goods and services amounted to 79.0% of GDP in 2003 (up from 77.7% on average in 2000 through 2002).

The goods and services trade deficit decreased to $2.1 billion in 2003, compared to $4.3 billion in 2002 and $3.6 billion in 2001. This decrease was the result of a nominal increase in exports of goods and services of 9.6% to $42.0 billion, and a more moderate increase in imports of goods and services of 3.3% to $44.1 billion. The factor income payments (profits and interest from international investments plus payments to foreign workers) deficit increased by 23.6% to $4.4 billion in 2003.

Economic and military assistance furnished by the United States, German reparations, and personal and institutional remittances decreased by 3.2% in 2003 to $6.3 billion, after increasing by 2.2% in 2002.

Official reserve assets increased in 2003 by 9.1% to $26.3 billion, compared to $6.9 billion at the end of 1994.

As of December 31, 2003, Israel’s net foreign debt (as reported by the Central Bureau of Statistics) was negative $6.8 billion (negative 6.3% of GDP), as compared to $20.0 billion (22.2% of GDP) at the end of 1995.

Balance of Payments

Israel’s balance of payments consists of two parts: (i) the current account, which measures the trade balance (receipts and payments derived from the sale of goods and rendering of services) and transfer payments; and (ii) the capital and financial account, which reflects borrowing by the Government and the private sector, direct investment in Israel and abroad, and assets and liabilities of commercial banks.

The current account deficit declined to $0.2 billion in 2003, compared to $1.4 billion in 2002. In the second half of the 1990s, the current account deficit steadily decreased, due mainly to an improvement in Israel’s terms of trade and a greater increase in exports than in imports. In the first quarter of 2004, the balance of payments demonstrated a seasonally adjusted surplus of $0.2 billion in the current account balance.

Table No. 15

Balance of Payments
(in millions of dollars)

	Year
	1999	2000	2001	2002	2003
Current account balance	$(1,512)	$(670)	$(1,776)	$(1,380)	$(174)

Balance of trade and income payments(1)	(7,825)	(7,154)	(8,185)	(7,929)	(6,512)

Exports(1)	40,274	50,073	42,805	41,204	44,084
Imports(1)	(48,099)	(57,227)	(50,990)	(49,133)	(50,596)
Transfer payments (net)	6,313	6,483	6,409	6,549	6,338

Government sector	4,201	4,354	4,309	4,426	4,033
Other sectors	2,112	2,129	2,100	2,123	2,305
Of which: personal restitutions from Germany	737	614	726	760	766

Capital and financial account balance(2)	4,240	3,747	1,026	(842)	(860)

Capital transfers	569	455	681	151	437

By the public sector	163	161	162	(135)	160
By the private sector	406	295	519	286	277

Financial account	3,671	3,292	345	(993)	(1,297)

Direct investments	2,136	1,548	2,715	417	2,121
Abroad	(932)	(3,440)	(805)	(1,232)	(1,550)
In Israel	3,068	4,988	3,520	1,649	3,672
Portfolio investment	1,768	2,892	(977)	(1,718)	(248)
Assets	(830)	(2,142)	(1,099)	(2,491)	(2,567)
Equity securities	384	(1,539)	(413)	(452)	(885)
Debt securities	(1,214)	(603)	(686)	(2,040)	(1,682)
Liabilities	2,598	5,034	122	773	2,320

Other investments	696	(387)	(1,543)	(438)	(1,851)
Assets	(2,796)	(2,053)	(2,710)	(1,613)	(1,655)
Government	(458)	(1)	(561)	110	(14)
Private sector	(1,580)	(863)	(1,757)	(2,064)	(338)
Banks	(758)	(1,189)	(392)	340	(1,304)

Liabilities	3,491	1,666	1,166	1,175	(196)
Government – long-term	374	(81)	125	(33)	(10)
Government – short-term	(44)	7	(8)	25	169
Private sector – long-term	(67)	(116)	104	121	175
Private sector – short-term	844	199	(326)	946	(55)
Banks	2,385	1,657	1,271	117	(474)

Reserve assets (net)	(929)	(761)	150	746	(1,319)

Statistical discrepancies(3)	(2,728)	(3,077)	750	2,222	1,034

(1)	Includes exports and imports of goods, services, and income payments. The data on exports and imports of goods is based on current foreign trade statistics, adjusted for the balance of payments definitions established by the International Monetary Fund. The value of imports and exports is recorded on a f.o.b. basis. Defense imports, which are not included in the foreign trade statistics, are included in the Balance of Payments table.
(2)	Excluding central monetary institutions.
(3)	Statistical discrepancies represent the difference between the negative of the current account balance and the capital and financial account balance.

Source: Central Bureau of Statistics.

Foreign Trade

Export growth has played a significant part in Israel’s overall economic growth and demonstrates the growing competitiveness of the Israeli economy. In 2000, industrial exports grew by 25.8% in dollar terms (27.9% excluding diamonds) due to fast economic growth in the U.S. and the EU and a worldwide technology boom. In 2001, as a result of the slowdown in economic activity in the EU and the U.S. and the global crisis in the high-tech sector, industrial exports decreased by 9.3% in dollar terms (6.9% excluding diamonds). In 2002, exports remained unchanged in dollar terms, but exports excluding diamonds continued to contract, falling by 6.4% in dollar terms, even though global trade accelerated in 2002 relative to 2001. The main reason for this contraction is the character of growth in the United States and other countries, which focuses mainly on traditional industries rather than on the high-tech industries that account for much of Israel’s exports.

In 2003, industrial exports grew by 8.2% in dollar terms (6.2% excluding diamonds). The recovery of industrial exports strengthened during the year. The real depreciation of the sheqel against the currency basket in 2002 and 2003, the decrease in real wages and the improved efficiency of business enterprises in Israel, combined with low interest rates overseas, all contributed to the growth in exports in 2003. The rate of recovery of the exports would have been greater were it not for the relatively low global growth rate.

In 2003, imports of goods increased by 3.5% (in dollar terms). Imports of investment goods decreased, while imports of production goods and imports of diamonds increased. In 2003, imports of services increased by 2.8%.

Trade Liberalization

The principal features of the Government’s trade liberalization program, which began in 1991, include the elimination of certain compulsory licensing requirements designed to protect local manufacturers (with the exception of agriculture), Government review of certain licensing requirements with an intention to eliminate those imposed for protection purposes, and the replacement of administrative and other non-tariff barriers to imports with tariffs, which are being reduced over time. Currently, average customs duties are between 8% and 12%, down from an average of 25% or more in 1991. The trade liberalization program also provided assistance to certain enterprises that would suffer seriously from the implementation of the program. In 1996, Israel signed the GATT accords on agricultural products, and replaced import restrictions with import duties. Since then, the 100% duty on processed agricultural products has been gradually reduced, reaching 50% at the end of 2003.

Notwithstanding the Government’s trade liberalization policy, Israel has a number of trade restrictions, including quotas, licensing restrictions and outright prohibitions on certain goods (such as a ban on importation of non-kosher meats imposed at the end of 1994). The non-tariff barriers have diminished both in number and in scope as part of Israel’s trade liberalization program. Israel also imposes a post-duty surcharge, called TAMA, that varies in amount by product and is applied after the imposition of an import duty, but before any assessment of purchase taxes. The TAMA rate is determined according to the importer’s average profit margins for a specific category of goods, and reflects the difference between the retail price in

Israel for a domestic product and the import price of the imported goods. Israel also maintains product standards that, in certain instances, favor domestic producers of consumer goods over importers. In November 1998, 140 official food industry standards and an additional 130 standards related to other industries were abolished. Israel also charges importers 1.01% of c.i.f. (cost, insurance and freight) cost of imports into Israel for the use of Israeli ports and stevedores. The Ministry of Industry and Trade is in the process of revising the law to limit the Government’s authority in setting compulsory standards for products sold in Israel to certain limited purposes, such as safety, public health and protection of the environment, rather than protectionist purposes. Many standards have been changed in recent years to conform with international standards.

Although in 2003 the U.S. and the EU accounted for approximately 61% of Israel’s exports of goods (excluding diamonds), the percentage of exports sold to these countries has been declining in recent years as a result of an increase in the level of exports to existing Asian markets and the opening of new markets, particularly in Asia and Eastern Europe. Exports of non-diamond goods to Asia accounted for 14.3% of Israel’s total non-diamond exports in 2003.

In 2003, Israel had a trade surplus of $6.8 billion with the U.S., compared with a surplus of $2.4 billion in 1999. This surplus was much smaller ($1.1 billion) when the trade in diamonds is excluded. In 2003, Israel had a $5.5 billion trade deficit with the EU, compared with a deficit of $6.8 billion in 1999. The deficit was $4.3 billion when diamonds are excluded.

Israel primarily exports manufactured goods, many of them related to high-tech industries. Exports of communication, control, medical and scientific equipment accounted for 24% of industrial non-diamond goods exports in 2003, an increase of 7.4% over 2002.

Raw materials and unfinished goods (including diamonds and fuels) made up 71.8% of Israel’s imports in 2003. The remainder of imports consist of investment goods (15.8%) and consumer products (12.6%).

Since 1948, members of the Arab League maintained a trade boycott of Israel (see “State of Israel—International Relations”). In September 1994, the Gulf Cooperation Council (which includes Qatar, Oman, Bahrain, the United Arab Emirates, Saudi Arabia and Kuwait) suspended their secondary and tertiary trade boycotts of Israel. These Gulf States, as well as four other Arab League members (Algeria, Djibuti, Mauritania and Somalia) no longer enforce the secondary and tertiary boycotts of Israel. Nevertheless, some Arab states continue to maintain their trade boycott of Israel. It is difficult to determine the impact of the remaining elements of the boycott on Israeli trade.

Table No. 16

Exports of Goods by Major Groups(1)
(in millions of dollars, f.o.b.)

	Year
	1999	2000	2001	2002	2003
Total (net)	$22,778.1	$28,340.8	$25,698.2	$25,639.0	$27,913.3

Agricultural
Total	782.3	702.1	630.4	620.4	714.7

Vegetables and field crops	248.7	240.5	230.9	216.5	288.1
Fruits	214.1	178.3	159.6	145.5	150.3
Other	319.5	283.3	239.9	258.4	276.3

Industrial (excl. polished diamonds)
Total	16,424.8	21,004.6	19,561.6	18,308.8	19,449.7

Mining, quarrying and non-metal minerals	417.8	451.1	420.3	446.3	618.7
Food and beverages	439.4	443.6	427.3	429.1	509.5
Textiles, clothing and leather	1,136.1	1,144.1	1,041.0	1,003.2	993.3
Wood, furniture, paper and printing	197.6	224.2	238.7	292.7	300.3
Chemicals and refined petroleum	3,121.9	3,698.7	3,744.7	4,108.9	4,591.1
Rubber and plastics	1,028.5	1,069.9	1,075.3	1,084.3	1,282.0
Basic metal products	973.0	1,060.0	1,011.6	986.2	1,015.9
Machinery and equipment	1,012.9	1,124.0	1,148.7	1,012.8	1,106.9
Electronic components and computers	1,474.7	3,641.7	3,057.1	2,345.5	2,192.2
Communication, control, medical and scientific equipment	4,602.1	6,021.0	5,240.1	4,258.4	4,574.6
Electrical equipment and motors	473.7	528.5	533.1	551.1	430.8
Transport equipment	969.7	1,012.0	1,047.7	1,161.1	1,223.5
Jewelry, goldsmith and silversmith	463.6	472.6	459.5	505.3	457.3
Miscellaneous	113.8	113.2	116.5	123.9	153.6

Diamonds
Total	5,681.2	6,815.7	5,672.0	6,930.8	7,868.0

Polished	4,589.2	5,437.0	4,646.4	5,316.4	5,636.2
Rough	1,092.0	1,378.7	1,025.6	1,614.4	2,231.8
Used ships and aircraft	6.0	0.0	3.5	0.0	3.5

Other goods	35.0	35.3	42.9	27.4	50.2

Returned goods	(151.2)	(216.9)	(212.2)	(248.4)	(172.8)

(1)	Excludes trade with the West Bank and the Gaza Strip.

Source: Central Bureau of Statistics.

Table No. 17

Imports of Goods by Major Groups(1)
(in millions of dollars, c.i.f.)

	Year
	1999	2000	2001	2002	2003
Total (net)(2)	$30,629.7	$35,221.0	$32,696.2	$32,556.6	$33,707.4

Consumer Goods
Total	3,951.3	4,497.6	4,656.5	4,334.9	4,256.5

Durables
Vehicles	748.4	947.8	894.9	755.3	723.0
Other	1,048.0	1,186.9	1,207.6	1,066.5	1,009.8
Non-durables	2,154.9	2,362.9	2,554.0	2,513.1	2,523.7

Production Inputs (excl. diamonds)
Total	15,208.8	18,333.6	16,453.2	15,788.7	16,856.3

For agriculture	289.9	292.7	300.6	301.3	364.2
Raw food products	862.8	825.1	825.6	878.6	931.5
Fabrics and yarn	694.1	685.8	582.7	566.0	591.7
Wood and related products	280.4	296.9	255.3	259.6	281.6
Chemical products	1,832.5	2,094.5	2,061.4	2,130.0	2,319.9
Rubber and plastics	900.0	990.0	920.3	890.3	1,044.2
Paper-making material	557.0	615.8	568.6	519.8	512.9
Metals
Iron and steel	774.6	833.7	759.9	802.0	876.3
Precious metals	169.9	130.3	147.6	159.2	119.1
Non-ferrous metals	531.3	547.9	503.0	450.0	494.5
Machines and electronics	5,257.2	6,458.5	5,454.8	4,858.7	4,678.6
Other industries	949.6	1,064.5	978.7	920.8	942.3
Fuels	2,109.5	3,497.9	3,094.7	3,052.4	3,699.5

Diamonds (net)	5,456.2	6,358.5	5,164.0	6,772.5	7,337.7

Investment Goods
Total	6,124.4	6,149.0	6,586.3	5,767.0	5,341.5

Machinery and equipment	4,500.0	4,764.3	4,809.1	4,511.2	4,399.3
Transport vehicles(3)	891.4	1,145.3	1,109.7	992.6	869.2
Ships and aircraft	733.0	239.4	667.5	263.2	73.0

Other goods	16.6	23.0	19.1	23.2	29.9

Returned goods	(127.6)	(140.7)	(182.9)	(129.7)	(114.5)

(1)	Excludes trade with the West Bank and the Gaza Strip.
(2)	Excluding ships and aircraft.
(3)	Net imports equals gross imports total less goods returned to the suppliers.

Source: Central Bureau of Statistics.

Table No. 18

Exports of Goods by Region(1)
(in millions of dollars, f.o.b., except percentages)

	Year
Region	1999		2000		2001		2002		2003
Americas	$9,775.9	39.1%	$12,933.4	41.2%	$12,487.0	42.9%	$13,061.4	44.5%	$13,517.7	42.5%
USA	8,750.0	35.0	11,733.6	37.4	11,113.4	38.2	11,712.2	39.9	12,088.5	38.0
Other	1,025.9	4.1	1,199.8	3.8	1,373.6	4.7	1,349.2	4.6	1,429.2	4.5
Europe	9,045.1	36.2	10,428.7	33.2	9,294.7	32.0	9,016.7	30.7	10,442.3	32.9
EU	7,560.9	30.2	8,562.8	27.3	7,646.9	26.3	7,296.7	24.9	8,419.1	26.5
EFTA	405.7	1.6	549.4	1.7	395.5	1.4	434.9	1.5	557.1	1.8
Other	1,078.5	4.3	1,316.5	4.2	1,252.3	4.3	1,285.1	4.4	1,466.1	4.6
Asia	4,109.2	16.4	5,817.0	18.5	5,245.4	18.0	5,087.7	17.3	5,588.3	17.6
Africa	469.6	1.9	546.0	1.7	458.5	1.6	421.0	1.4	400.7	1.3
Oceania	330.9	1.3	245.1	0.8	264.6	0.9	293.9	1.0	306.5	1.0
Unclassified	1,285.9	5.1	1,433.5	4.6	1,330.7	4.6	1,466.5	5.0	1,527.8	4.8

Total	25,016.6	100.0	31,403.8	100.0	29,080.9	100.0	29,347.2	100.0	31,783.3	100.0

(1)	Gross exports (including diamonds returned by importers abroad and other returns to exporters in Israel).

Source: Central Bureau of Statistics.

Table No. 19

Imports of Goods by Region(1)
(in millions of dollars, c.i.f., except percentages)

	Year
Region	1999		2000		2001		2002		2003
Americas	$7,002.3	22.5%	$7,323.4	20.5%	$7,352.9	22.1%	$6,933.8	20.9%	$5,984.7	17.5%
USA	6,317.0	20.3	6,645.5	18.6	6,704.6	20.1	6,134.1	18.5	5,330.8	15.6
Other	685.3	2.2	677.9	1.9	648.3	1.9	799.7	2.4	653.9	1.9
Europe	17,473.6	56.2	18,935.2	53.0	17,438.5	52.4	17,532.8	53.0	18,398.5	53.8
EU	14,386.4	46.3	15,466.2	43.3	13,920.4	41.8	13,520.9	40.8	13,956.6	40.8
EFTA	1,800.5	5.8	1,994.7	5.6	1,859.1	5.6	2,154.8	6.5	2,153.4	6.3
Other	1,286.7	4.1	1,474.3	4.1	1,659.0	5.0	1,857.1	5.6	2,288.5	6.7
Asia	4,087.5	13.1	5,202.0	14.6	4,697.2	14.1	5,097.3	15.4	5,454.4	15.9
Africa	363.3	1.2	372.9	1.0	428.6	1.3	311.9	0.9	375.8	1.1
Oceania	102.2	0.3	149.4	0.4	150.9	0.5	125.2	0.4	135.2	0.4
Unclassified	2,058.5	6.6	3,764.4	10.5	3,235.1	9.7	3,105.3	9.4	3,863.2	11.3

Total	31,090.0	100.0	35,749.5	100.0	33,303.2	100.0	33,106.3	100.0	34,211.8	100.0

(1)	Gross imports (including unworked diamonds returned to suppliers abroad and other returns to exporters abroad).

Source: Central Bureau of Statistics.

Table No. 20

Merchandise Trade Indices
(Base: 2000=100)

	Year
	1999	2000	2001	2002	2003
Indices of Physical Volume
Exports	77.4	100.0	95.0	89.5	91.4
Imports	87.6	100.0	95.6	90.8	87.5
Indices of Prices
Exports(1)	102.5	100.0	98.1	97.4	100.7
Imports(1)	97.5	100.0	97.9	97.8	104.8
Terms of Trade(2)	105.1	100.0	100.2	99.6	96.1

(1)	Excluding ships, aircraft, and diamonds.
(2)	The price index of exports divided by the price index of imports, multiplied by 100.

Source: Central Bureau of Statistics.

Foreign Investment

In 2003, nonresidents invested $5.7 billion in Israel, compared with $3.4 billion in 2002 and an average of $6.8 billion per year between 1998 and 2002. These figures include direct foreign investment, investment in Israeli securities traded on the Tel Aviv Stock Exchange and on foreign exchanges, direct credit to the public sector and to residents (excluding trade finance and credit to suppliers), and deposits by nonresidents in Israeli banks.

There was an increase in investment by nonresidents in 2003, following two years of decreasing investment. Investment was similar to that of 1998, the year before a dramatic increase in investment due to growth in the high-tech industry. The increase in investment by nonresidents in 2003 was primarily due to global developments that were characterized by a mild recovery in the high-tech industry and an increased demand for high yield financial assets, coupled with a sharp increase in investors’ willingness to take on risk due to low yields in developed countries and a decrease in political uncertainty following the cessation of major hostilities in Iraq. However, geo-political developments still had some negative effect on nonresidents’ willingness to invest in Israel.

The dominance of the high-tech industry in Israel causes a good deal of fluctuation in the level of nonresident investment due to volatility in the global market and the concentration of a large proportion of investment in a small number of firms. This fluctuation is reflected in every facet of investments: Israeli firms’ issues of debt and equity abroad, acquisitions of Israeli companies by foreign companies, investments in start-up companies and the reinvestment of profits in non-traded Israeli high-tech companies by nonresidents. These combined investment flows, which amounted to $9.7 billion in 2000 and decreased to $1.3 billion in 2002, totaled $3.0 billion in 2003. The reversal of the decline in foreign investment was not unique to Israel, although its composition in Israel differed from other countries.

Direct foreign investment increased 180% during 2003 to $3.7 billion. The largest increase was in investment in the high-tech sector of $2.5 billion in 2003, compared with $1.2 billion in 2002. Factors that affected direct investment included the global recovery of mergers and acquisitions in the high-tech sector, coupled with a recovery in companies’ valuation. This was reflected in the purchase of three different Israeli companies for a total of $0.8 billion in 2003, compared with the purchase of a single Israeli company for $0.1 billion in 2002. Investment in start-up companies totaled $0.8 billion in 2003, a small decrease from the 2002 level of $0.9 billion. Israeli venture capital funds added approximately $160 million in capital after experiencing a negative capital decline of $130 million in 2002. The continuing low levels of public capital raised on the NASDAQ have made it difficult for venture capital funds to raise capital. The rate of decline in investment in start-up companies in Israel was similar to the rate of decline in investment in start-up companies in the U.S., and less than the rate of decline in investment in start-up companies experienced in Western Europe—an expression of confidence by foreign investors in Israeli technology. Reinvestment of undistributed dividends in the high-tech sector grew markedly, from $340 million in 2002 to $700 million in 2003. This was mainly due to reorganization measures, which were accompanied by massive layoffs, and an increase in sales and one-time accounting and tax events, which substantially influenced profits.

Nonresident investment in real estate increased from $0.2 billion in each of the last five years to $0.5 billion in 2003. This was due mainly to the prolonged trend of falling prices of high-end housing, which attracted nonresidents. The low yield on nonresidents’ investment in foreign-currency deposits also resulted in the diversion of some investment capital to real estate.

Nonresident portfolio investment totaled $2.4 billion in 2003, of which $2.1 billion was invested in government securities, mainly within the framework of the U.S. loan guarantee program, with $0.3 billion invested in the private sector. These figures do not include $1.1 billion issued by semi-Israeli companies (which nonresidents consider Israeli companies, but which are classified as foreign companies for balance of payments purposes). Public offerings, the main source of nonresident portfolio investment in recent years, grew from $0.1 billion to $0.9 billion, but most of this growth is attributable to one company’s offering. The prolonged crisis in high-tech offerings was not unique to Israeli companies, as 2003 saw the fewest United States initial public offerings in the past 25 years. Moreover, in the information technology sector, which includes many Israeli companies, U.S. securities issuances dropped from $93 billion in 2000 to $11 billion in both 2002 and 2003. As a result, many Israeli companies postponed securities issuances. The last quarter of 2003 saw some recovery in this area. Net nonresident investment in stocks traded on the TASE totaled $250 million, of which $140 million was related to the privatization of Bezeq. Net investment following years of net liquidation began in earnest at the end of the first quarter of 2003, as some uncertainty began to fade following a reduction in the Iraqi threat, the formation of a new government and the approval of the U.S. loan guarantee program.

Net nonresident investment in government bonds traded abroad totaled $2 billion, compared with net liquidation in the previous three years. This was mainly the result of two issues totaling $2.35 billion as part of the U.S. loan guarantee program. There was a reduction in the Israeli risk in 2003, as measured by the spread of non-sheqel Israeli bond yields over U.S. treasuries. This falling risk combined with an anticipated decline in short-term interest rates as a result of Bank of Israel policy led foreign investors to purchase approximately $250 million of sheqel-denominated bonds traded on the TASE.

Net deposits (including accrued interest) by nonresidents in Israeli banks were negative for the first time in many years and totaled negative $0.5 billion in 2003, compared with $0.2 billion in 2002 and an average of $1.7 billion a year in 1997 through 2001. The decline primarily reflects withdrawals by individuals of $0.7 billion, while foreign bank deposits increased by $0.2 billion. In 2002, for the first time, individual nonresident deposits in foreign currency showed negative flows over the year as a whole of $0.8 billion. The main reasons for this trend were declining interest rates on foreign currency, geopolitical events in Israel and the region, and implementation of the money laundering regulations, which permitted identifying depositors and the source of their capital under certain circumstances.

Anti-Money Laundering Law

On August 2, 2000, the Knesset enacted the Prohibition on Money Laundering Law, which established the Israel Money Laundering Prohibition Authority to collect and process reports received in accordance with the provisions of the law and, upon suspicion of money laundering activity, disseminate the reports to the proper authorities. The law, which took effect in January 2002, makes money laundering a criminal offense punishable by imprisonment and heavy fines. The law also requires various financial institutions (including banks, portfolio managers, insurance companies and agents, members of the TASE, provident funds and companies managing provident funds, providers of currency services and the postal bank) to identify their clients before performing a financial transaction (“know your customer”), to report certain financial transactions to the Money Laundering Prohibition Authority and to maintain records of such transactions. There are two types of required reports: reports of transactions of a certain amount and type, and suspicious activity reports. These reporting requirements took effect on February 17, 2002.

In recognition of the steps taken by the State to combat money laundering activity, in June 2002 the Financial Action Task Force (“FATF”), the international task force on money laundering, which is affiliated with the OECD, removed Israel from its list of states deemed non-cooperative in the campaign against money laundering. In July 2002, the U.S. Treasury Department lifted its 2000 order to banks and other financial institutions, which required that business transactions originating in Israel or for which funding passed through Israel be subjected to enhanced scrutiny. Israel was removed from the FATF watchlist in 2003.

Foreign Exchange Controls and International Reserves

As of January 1, 2003, all activities and transactions in foreign currency between resident individuals and businesses and nonresidents are permitted.

As is common in Western economies, in Israel the expansion and enhancement of reporting procedures regarding external transactions accompanied the removal of foreign exchange controls. The freedom to engage in transactions with nonresidents is subject to the obligation of either the person carrying out the transaction or the financial intermediary through which it is carried out to report the transaction in detail to the Bank of Israel.

As part of the deregulation of financial markets, the reserve requirements on domestic foreign currency deposits were also reduced. The reserve requirements are currently 6% for current accounts (up to six days), 3% for time deposit accounts with a maturity of up to one year, and 0% for time deposit accounts with a maturity exceeding one year. Since January 1998, local currency has served as the reserve requirement on domestic foreign currency deposits (replacing foreign currency).

In recent years, net external liabilities have been dramatically reduced, reaching a level of negative $5.2 billion in 2003, compared to positive $6.9 billion in 1999, a net difference of $12.1 billion in four years.

Table No. 21

External Assets and Liabilities (Debt Instruments)
(in millions of dollars)

	Year
	1999	2000	2001	2002	2003
External Liabilities
Public sector	$27,453	$27,175	$26,672	$27,074	$29,522
Nonbanking private sector	13,324	14,177	14,306	15,789	16,287
Banking system	21,218	22,668	23,790	24,505	24,745

Total	61,994	64,021	64,768	67,367	70,555

External Assets
Public sector	23,381	23,958	24,506	24,995	27,280
Nonbanking private sector	17,480	21,258	25,260	29,921	30,198
Banking system	14,273	15,674	15,573	15,365	18,243

Total	55,134	60,889	65,340	70,282	75,721

Net External Debt	6,860	3,132	-572	-2,914	-5,166

Source: Bank of Israel.

Foreign currency reserves grew from $8.3 billion at the end of 1995 to $25.8 billion at the end of 2003.

Table No. 22

Foreign Currency Reserves at the Bank of Israel
(in millions of dollars)

For Period Ending on December 31,
1999	2000	2001	2002	2003
$22,515	$23,164	$23,181	$23,670	$25,788

Source: Bank of Israel.

Foreign Exchange Rates

Until July 1985, the Israeli sheqel was periodically depreciated at a rate consistent with inflation. On September 2, 1985, the Knesset approved the NIS, valued at 1,000 times the then-existing sheqel. Since August 1, 1986, only the NIS has circulated, and the NIS has been stabilized by reference to a basket of major currencies, which include the U.S. dollar, British pound sterling, Japanese yen, French franc and German mark (the franc and the mark were both later replaced by the euro), rather than in relation solely to the U.S. dollar. On August 1, 1986, the date the basket was introduced, the weighting of the component currencies in the basket was 60% U.S. dollar, 20% German mark, 10% British pound sterling, 5% French franc and 5% Japanese yen. This basket approximates the composition of Israel’s external trade, including both imports and exports. The number of units of each currency in the basket is constant, but the weight of each currency can change daily according to changes in cross rates. On June 5, 1995, the Bank of Israel adopted a policy requiring an automatic adjustment in the weighting of the currencies in the basket in any future year in which a cumulative change of more than two percentage points occurs in the value of Israeli trade in any single currency in the basket, relative to the value of Israeli foreign trade in the other currencies in the basket. On December 31, 2003, the currencies’ weights were 59.1% U.S. dollar, 27.8% euro, 7.2% pound sterling, and 5.9% Japanese yen.

In December 1991, the Bank of Israel introduced the “diagonal band” or “crawling peg system” to reduce business sector uncertainty and speculative cycles that had caused sharp capital movements under prior exchange rate systems. Under this system, the slope of the band is adjusted on a daily basis on a gradual, constant and predetermined path. Initially, the slope of the band was derived from the difference between Israel’s inflation target for the following year, as set by the Government, and predictions of inflation abroad. The width of the band, its midpoint rate and its slope were determined jointly by the Bank of Israel and the Ministry of Finance.

When the diagonal band was first introduced, its slope was 9%, with a limit of 5% above or below the midpoint rate. The slope was reduced to 8% and then to 6% in November 1992 and July 1993, respectively. In May 1995, the limit of the band was widened to 7% and the midpoint rate was increased by 0.8%, but no change was made to the slope of the band. The change in the midpoint rate was intended to offset the increase in port fees on exports.

In the last few years, only the slope of the lower limit of the band has been reduced, whenever possible, in accordance with the difference between the target rate of inflation in Israel and expected inflation abroad. The upper limit remained unchanged at a steeper slope than the lower limit. As a result, the band is gradually becoming wider. In June 1997 the exchange rate band was widened further, to plus or minus 15%, by raising the upper limit of the band and leaving the lower limit unchanged. The slope of the upper limit remained unchanged at 6%, while that of the lower limit was reduced to 4%. In August 1998 the slope of the lower limit was reduced further, to 2%, while the slope of the upper limit again remained unchanged at 6%.

On December 24, 2001, the lower limit of the band was reduced by 1% and its slope set at zero at a constant rate of NIS 4.1021 to the currency basket. As such, the exchange rate band can no longer be considered diagonal. At the end of 2003, the width of the band was 54.9%, based on the average of the two limits.

The Bank of Israel has sole responsibility for the daily management of exchange rates. Prior to February 1996, it was the practice of the Bank of Israel to use market intervention to maintain the exchange rate near the midpoint of the band. Since February 1996, the policy has been to intervene only to prevent the rate from moving outside the band. Since June 1997, the Bank of Israel has not intervened in the foreign currency market, with the exception of six days near the end of 1997.

During 2003, the NIS appreciated against the currency basket by 1.6% and against the dollar by 7.6%, while it depreciated against the euro by 11.3%. In 2003, the NIS also depreciated in real terms against the currency basket due to a fall in the consumer price index of 1.9%, coupled with rising prices of nearly 2% (weighted average) in Israel’s main trading partners.

The sheqel depreciated during the first two months of 2003, reaching 4.924 against the dollar and 5.2829 against the currency basket. This took place against the background of domestic uncertainty ahead of the January 2003 elections and concerns of an increase in the Government’s budget deficit, together with an increase in global risk related to the threat of war with Iraq and its potential consequences. From March 2003 until the end of the year, the NIS strengthened. The NIS reached its strongest level of the year in early July at 4.283 against the dollar and 4.6638 against the currency basket, an appreciation of 9.6% and 7.6%, respectively, from its levels at the beginning of the year. The strengthening of the NIS was due to improved confidence in fiscal policy marked by the swift approval of the 2003 budget; longer-term fiscal restraint; adoption of a gradual downward reduction in the budget deficit to 4% in 2004 and to 3% from 2005 and onward; the Government’s decision to limit expenditure growth per year to not more than 1%, despite 2% annual population growth; structural reforms passed by the Government; a global decline in risk aversion which led international investors to transfer investments from the low yielding U.S. and European markets to other higher yielding markets; the decline in global risk stemming from a decrease in political uncertainty following the cessation of major hostilities in Iraq; the wide interest-rate differential between the NIS and the dollar, which declined gradually during the year; the receipt of U.S. loan guarantees; and the weakness of the dollar on world markets.

Table No. 23

Average Exchange Rates
(NIS per currency unit)

	Year
	1999		2000		2001		2002		2003
U.S. dollar	NIS	4.140	NIS	4.077	NIS	4.206	NIS	4.738	NIS	4.548
British pound sterling		6.701		6.180		6.054		7.117		7.428
Currency basket		4.432		4.223		4.280		4.887		4.948
Euro		4.416		3.768		3.764		4.478		5.136
Japanese yen (per 100 yen)		3.658		3.785		3.461		3.791		3.926
French franc		0.673		0.574		0.574
German mark		2.258		1.926		1.925

Source: Bank of Israel.

THE FINANCIAL SYSTEM

Bank of Israel

The Bank of Israel is the country’s central bank and functions independently of the Government. It is responsible for formulating and implementing Israel’s monetary policy. The Bank of Israel also manages foreign exchange reserves, supervises Israel’s banking system, issues bank notes and coins, and acts as the sole fiscal agent for the Government with respect to domestic indebtedness. The Governor of the Bank of Israel acts as an economic advisor to the Government. In addition, the Bank of Israel works jointly with the Government in formulating and implementing foreign exchange policy (see “Balance of Payments and Foreign Trade—Foreign Exchange Rates”).

As stipulated in the Bank of Israel Law, the Bank of Israel is not allowed to finance Government deficits or to lend the Government money to finance its expenditures in any fiscal year, except to provide temporary advances to the Government to bridge seasonal cash flow requirements when expenditures exceed revenues during the fiscal year (provided that the outstanding amount of such temporary advances at any time does not exceed 1.6% of the Government’s current expenditures budget for the year in which the advances are made). Twice a year, such advances are permitted to equal up to 3.2% of the current budget for a period of up to 30 days.

The Government is required to deposit all Government revenues, including proceeds of foreign debt (except for certain earmarked funds deposited with commercial banks), in the Bank of Israel, which is responsible for managing the Government’s foreign exchange reserves. The Bank of Israel is prohibited by law from investing in equity securities or private bonds, and is subject to internal limitations on the amount of investments it may make in a single country or financial institution. The majority of the Bank of Israel’s reserves is held in securities issued by foreign sovereign issuers.

At the end of 1997, the Prime Minister appointed a committee of outside experts to suggest changes in the Bank of Israel Law, in light of the considerable institutional and economic changes that have taken place in Israel since the Bank was established in 1954, and in light of similar actions taken in many other countries in recent years. The committee submitted its report to the Government in December 1998. In March 2002, the Government submitted a proposal for the amendment of the Bank of Israel Law to the Knesset. The Government’s report proposed modifying the Bank of Israel’s role, making it similar to the role of central banks in other developed economies and defining price stability as the Bank of Israel’s main objective. Furthermore, in order to improve the decision-making process of the Bank of Israel regarding its main policies, the Government’s proposal would establish a monetary committee, composed of well-recognized and experienced professionals in the fields of finance, monetary and macro-economic policies. In order to avoid any possibility of political interference in the nomination process, the members of the monetary committee will be nominated by an independent panel, chaired by a retired Supreme Court judge. In addition, in order to expand the transparency of its operations, the Bank of Israel will be required to report to the Government and the public on its monetary policy on a regular basis. The proposal is currently under discussion.

Monetary Policy

Since 1985, when the Economic Stabilization Plan was adopted, Israel has made significant progress in stabilizing inflation through effective implementation of monetary policy by the Bank of Israel, and fiscal restraint and trade liberalization by the Government. In recent years, the primary objective of Israel’s monetary and exchange rate policy has been to gradually reduce inflation to levels similar to those prevailing in other industrialized countries (see “The Economy—Wages and Prices”).

The Bank of Israel’s principal instruments of monetary control are auctioned time deposits for banks and a discount window facility. Auctions for interest-bearing deposits are currently the main tool for implementing monetary policy and are similar to reverse repurchase agreements. The interest rate received by the banks is determined in the auction. Maturities are one week and overnight. In the past, the Bank of Israel injected liquidity using monetary collateralized loans to banks, which were allocated to the banking system by periodic auctions of a predetermined amount and were used in a manner similar to repurchase agreements. The auction of overnight funds and deposits of various maturities and the rate of interest determined therein is the key determinant of short-term interest rates in Israel. The Bank of Israel utilizes the daily auctions primarily to offset flows from Government activities and the balance of payments. Through the discount window, Israeli banks can obtain overnight loans to fill temporary funding needs.

In order to offset capital inflows, the Bank of Israel also operates NIS/dollar swaps, absorbing NIS in return for dollars for a given period of time. Allocation of the swaps is made by auction on the difference between the NIS interest rate and the going dollar interest rate. Since August 1997, the Bank of Israel has used this facility only to roll over existing swap stock of $1.4 billion and has refrained from using the swap auctions as a monetary instrument.

Although the Bank of Israel does not issue its own securities, it may reduce liquidity by selling non-indexed zero-coupon Treasury bills of up to one year maturity (known as “Makam”). In recent years, the Bank of Israel has increasingly utilized such issuances. In 1995, the Government raised the ceiling on the outstanding amount of Treasury bills available to the Bank of Israel for purposes of affecting monetary policy to a total of NIS 15.5 billion, and provided for the automatic adjustment of that ceiling twice annually. Recently, however, the adjustments have proved sufficient only for rolling over principal and interest on the Treasury bills. In order to increase the effectiveness of monetary policy and to enhance the efficiency and completeness of the money and capital markets, the Government decided at the end of December 2001 to remove the ceiling on the outstanding amount of Treasury bills.

At the end of 1991, the Bank of Israel and the Ministry of Finance began publicly announcing annual inflation targets, with the intention of reducing inflation gradually from the 15%-20% range that had prevailed since the Economic Stabilization Program was introduced in 1985 to the low single-digit levels typical in developed countries. Israel was thus one of the first emerging market economies to adopt the inflation-targeting approach to monetary policy, using this regime to reduce inflation, rather than merely to maintain inflation at a low level. Inflation targeting was implemented with some ambivalence in its first three years (1992-1994), but when actual inflation significantly exceeded its target in 1994, the Bank of Israel implemented more restrictive monetary measures in order to prevent inflation from reverting to its pre-1992 levels.

The Bank’s tight monetary policy since the fourth quarter of 1994 has been a key factor in attaining the current low inflation levels. This monetary policy has been part of a three-pronged approach to macroeconomic policy that is designed to facilitate stable economic growth over the long run by promoting monetary and financial stability and providing a favorable business environment. The other key features are fiscal restraint and structural reform, with the latter also geared to spurring economic growth from the supply side.

From the summer of 1997 through the end of 2001, the annual rate of inflation has been below 3%, with the exception of the last quarter of 1998 when an international financial crisis led to a significant depreciation of the NIS and a significant one-time increase in price levels spaced over three months. A significant depreciation and an increase in price levels also took place in early 2002.

In August 2000, the Government set inflation targets for future years. For 2001, the target was 2.5%-3.5%, for 2002, 2%-3%, and for 2003 and onwards, it is set at 1%-3%, a level of measured inflation that is defined as “price stability.” These targets are consistent with the inflation targets, explicit and implicit, of nearly all other developed countries.

The end-of-year inflation rate was 0% in 2000, 1.4% in 2001, 6.5% in 2002 and negative 1.9% in 2003. The 2000 rate was below the yearly target and in 2002, the end-of-year inflation rate exceeded the target, but the 2003 rate was again below the yearly target.

The focus of macroeconomic policy on financial stability during the past few years paid off handsomely between 1999 and 2001, as most financial indicators suggest a degree of stability despite the very significant shocks that hit the economy during this period. These shocks include the end of the high-tech boom, the sharp decline of the NASDAQ and the uncertain security situation.

Monetary policy since 1997 has emphasized the inflation-targeting regime, with exchange rate policy effectively having evolved to a free float policy. Until June 1997, the parameters of the upwardly sloping exchange rate band were such that the Bank of Israel was required to intervene frequently in the foreign exchange market to prevent appreciation. At that point, continued intervention was viewed as untenable and the band was widened considerably with provisions enacted for further gradual widening. These measures have thus far effectively removed the exchange rate constraints on monetary policy and the Bank of Israel has been able to adjust its key interest rate as required to meet the inflation target, without having to intervene in the foreign exchange market. The perception of risk in the foreign exchange market is now centered on small, day-to-day fluctuations rather than the larger, less frequent ones typical of a more tightly managed exchange rate regime. The current perception is more amenable to creating a more stable financial system. While the crawling band has not yet been removed, it appears that the policy measures in 1997 sent a signal to the public about the policymakers’ resolve to reduce inflation to levels similar to those in other developed countries. At the end of December 2001, the Ministry of Finance and the Governor of the Bank of Israel decided to allow more flexibility in the foreign exchange market by flattening the slope of the lower band of the exchange rate (lowering the slope from 2% annually to 0%) and reducing its level by 1%.

Another key policy move was the significant increase of interest rates in the wake of the sharp price level jump following the international financial crisis and the depreciation of the NIS in the autumn of 1998. The Bank of Israel’s key interest rate was increased by four percentage points during the first two weeks of November 1998, following growing evidence that the prevailing rates would not be sufficient to prevent the price shock from evolving to a new, higher inflation rate. The sharp increase in interest rates succeeded in reversing the depreciation of the NIS and led to a restoration of very low inflation from 1999 through 2001. The Bank of Israel has gradually reduced its key interest rate since then, but awareness of periods in 1993 and 1995, when the Bank of Israel eased rates too soon to lock in low inflation, has led to a more cautious approach. Thus, while the inability to hit the target inflation rate in recent years was caused in part by unexpectedly low commodity price increases and unexpected appreciation of the NIS, the need for caution given Israel’s inflation history also played a role. By the end of 2000, the Bank of Israel’s key interest rate stood at 8% and it was reduced further to 5.8% by early December 2001.

In the first half of 2002, in light of an ongoing rapid exchange rate depreciation and a subsequent rise in inflation expectations, the Bank of Israel raised the monetary interest rate by 5.3 percentage points, from 3.8% at the end of December 2001 to 9.1% in July 2002. Most of the increase in the interest rate (cumulatively 4.5 percentage points) was made in June and July. Following the Government’s decision to adjust the State budget, the upsurge in the exchange rate and prices was halted. During the second half of the year, prices rose by only 0.4% in annual terms. From August 2002 until the end of the year, the Bank of Israel left the interest rate at 9.1%, due to the assessment that this rate would be adequate to restore price stability. The Bank of Israel lowered the interest rate by 0.2 percentage points in the beginning of 2003, as an assessment of the relevant inflation indicators suggested some improvement. The interest rate was unchanged in February and March 2003, due to deterioration in the inflation indicators in January 2003 and the first half of February 2003. Background indicators began improving in mid-February 2003 with the formation of a new Government, the approval of an economic plan by the Government and the Knesset, the approval of the loan guarantee program by the United States and the cessation of major hostilities in Iraq. These events reduced uncertainty regarding expected yields on local-currency assets, supported continuous capital inflow, lowered the exchange rate and interest rates determined by the markets, and reduced expected inflation.

Against this background, the Bank of Israel accelerated the reduction of interest rates. In April, May and June 2003, the Bank of Israel cut interest rates by 0.2, 0.3 and 0.4 percentage points, respectively. The interest rate was reduced by 0.5 percentage points in each of July, August and September, and in October, November and December the interest rate cuts were 0.4, 0.5 and 0.4 percentage points, respectively. Over the year, the Bank of Israel reduced interest rates by 3.9 percentage points, from 9.1% in December 2002 to 5.2% in December 2003. In real terms (i.e., deducting one-year inflation expectations derived from the capital market), interest rates declined from 7.2% at the end of 2002 to approximately 3.5% at the end of 2003, exceeding the rate of decline of expected inflation.

Table No. 24

Selected Interest Rates

	(Short-Term Local) Currency to the Public		Average Cost of	Self- renewing Overnight	Average Interest Rate on Commercial Bank Monthly Deposits	Average Annual
	Overdraft	Term	Monetary	Deposits	(at the	Interest Rate on
	Facilities	Credit	Loans(1)	(CDs)(2)	Bank of Israel)(3)	Monetary Loans
1999	19.1%	14.9%	12.5%	10.7%	13.1%	12.1%
2000	15.8	11.6	9.3	8.0	9.9	9.3
2001	13.4	8.8	6.6	5.6	7.2	6.8
2002	13.6	8.6	6.8	5.8	7.2	6.8
2003	13.9	9.7	7.3	6.4	7.8	7.5

(1)	The weighted average of the marginal cost of monetary loans of various maturities.
(2)	Excluding large negotiable SROs (self-renewing overnight, local currency, interest-bearing deposits).
(3)	Percent per annum.

Source: Bank of Israel.

Table No. 25

Monetary Indicators

	Year
	1999	2000	2001	2002	2003
Monetary aggregates (average)(1)
M1(in millions of NIS, annual average)(2)(3)	21,485	23,846	27,223	31,475	31,629
M2(in millions of NIS, annual average)(2)(3)	181,089	218,643	256,191	264,245	284,901
M1(2)(3)	9.6%	11.0%	14.2%	15.6%	0.5%
M2(2)(4)	21.0	20.7	17.2	3.1	7.8
Public sector injection/GDP(5)	1.4	(0.1)	0.1	(1.0)	2.6
Bank of Israel injection/GDP(6)	(0.1)	0.6	1.6	1.9	0.3
Bank of Israel foreign currency sales to the private sector/GDP	0.0	0.0	0.0	0.0	0.0
Nominal interest rate
SRO (CD)(7)	10.7	8.0	5.6	5.8	6.2
Unrestricted credit(1) (8)	16.4	12.8	10.0	9.9	10.7
Currency-basket interest rate (average)(9)	4.5	5.5	3.6	2.1	1.5
NIS/currency basket (during period)(2)	(2.5)	(6.3)	3.7	14.2	(0.5)
Real yield to maturity on five-year bonds	5.6	6.0	4.9	4.8	4.9
Nominal yield on equities (during period)(10)	65.7	0.5	(6.9)	(20.2)	55.7
Nominal GDP (average)(2)(11)	9.3	9.0	1.3	3.6	1.0

(1)	Includes mortgage banks.
(2)	Percentage change over previous period (average).
(3)	Currency in circulation plus demand deposits.
(4)	M1 plus treasury bills and interest-bearing local currency deposits with maturities shorter than 12 months.
(5)	Contributions to monetary expansion. The change observed with respect to past reports is due to the fact that the redemption of Government bonds held by the Bank of Israel is no longer considered as part of the public sector injection. The change is retroactive as of 1995.
(6)	Includes SWAP transactions.
(7)	Self-renewing, overnight deposit.
(8)	In local currency.
(9)	Weighted average of three-month LIBID (the bid for the LIBOR rate).
(10)	Includes convertible securities and warrants, as adjusted for dividends and stock splits.
(11)	As calculated in March 2004.

Source: Bank of Israel.

Banking Institutions

Israel has a highly developed banking system. At the end of 2003 there were 38 banking corporations operating in Israel, including 21 commercial banks, six mortgage banks, five financial institutions, one merchant bank, two joint-service companies, and three foreign banks. The total assets of the five major banking groups (banking corporations when measured together with all subsidiaries included in its consolidated financial statements) rose to NIS 789 billion at the end of 2003, a slight increase of 1.3% from the end of 2002. With regards to the distribution of assets by currency, the local currency assets of the banks increased by 2.4% due to the lower degree of uncertainty in inflationary trends, while the banks’ foreign currency assets remained stable (in sheqel terms) in spite of the appreciation of the sheqel against foreign currencies (7.6% in 2003 against the dollar). The number of domestic bank branches decreased from 990 in 2002 to 960 in 2003.

Recently, several banks, particularly smaller banks, have closed or merged. In 2003, the Maritime Bank of Israel and Mishkan – Bank Hapoalim Lemashkantoat were amalgamated into Bank Hapoalim, and Leumi Industrial Development Bank, an investment finance bank, closed. Industrial Development Bank of Israel experienced financial distress in 2002 and received a special liquidity line from the Bank of Israel. Subsequently, the Government, which owns more than 50% of the shares of Industrial Development Bank of Israel, decided to sell off the bank’s assets and liabilities to begin the process of closing the bank, which will take a number of years. In December 2003, Bank Hapoalim bought out Bank Polska Kasa Opieki Tel-Aviv (Bank Pekao). As a result of the completion of this sale, Bank Pekao’s license has been rescinded. In addition, Global Investment Bank (B.H.) closed and its license was rescinded in March 2004.

The economic slowdown that affected the markets during 2001 and 2002 significantly impacted banks’ performances. Especially notable was the rise in loan loss provisions, which reached 1.3% of outstanding credit in 2002. As a result, in 2002, banks reached a profitability level of approximately 2.8%, compared to an average of 9.3% over the last decade. Due to an upward trend in the economy in 2003 (GDP grew 1.3% in 2003), there was a substantial improvement in banking performance in 2003; return on equity reached 8.6%, similar to the level of the mid- 1990s. The resurgence of the stock market in 2003 generated income to the banks as the proprietary bond portfolio was evaluated. The positive signs in the economic environment affected bank risk, which was reflected in a lower level of loan loss provisions which declined to 1.12% of the outstanding credit in 2003.

All Israeli banking groups and every banking corporation must satisfy the minimum capital adequacy requirement of 9% prescribed by the Bank of Israel in accordance with international standard.

In 2003, there was a rise in the risk-weighted capital ratio. The average ratio for the five major banking groups was 10.32% compared to 9.9% in 2002.

Three banks — Bank Leumi Le-Israel, Bank Hapoalim and Israel Discount Bank, and their subsidiaries — account for approximately 80% of the banking business in Israel. Israeli banks are permitted to conduct (in addition to traditional banking activities) a variety of non-banking activities, including underwriting securities, operating provident funds, intermediation and trading in securities through segregated non-bank subsidiaries. Until the mid-1980s, the role of financial intermediation by banks and other private sector financial institutions was limited due to large government borrowings to finance Government activity, which severely limited the availability of capital resources. The reduction in Government deficits and borrowings since that time, along with capital market reforms, have significantly increased the availability of capital resources to the private sector, giving the banks a larger role in the financial system.

The banking reforms included the reduction of reserve requirements to which the public’s deposits are subject. Since the end of 1992, all types of deposits are subject to a nominal primary reserve requirement of 6% on deposits with maturity up to six days, 3% on deposits with maturity up to a year and 0% on longer-term deposits. In 2002, the secondary reserve requirement on foreign currency deposits was gradually lowered; currently, the reserve requirement on these deposits is only the primary reserve requirement. In addition, banking reforms have included the elimination of most restrictions on interest rates and minimum terms of indexed deposits and credit, and the removal of the prohibition against the issuance and trading of certain types of derivatives. The deregulation of bank activity, together with the liberalization of foreign exchange, helped to reduce the segmentation between different types of financial intermediation and augmented the substitutability between different types of credit.

The liberalization of foreign exchange narrowed the gaps between domestic interest rates on foreign-currency denominated instruments and interest rates prevailing abroad, and also worked indirectly to lower interest rate spreads in the local currency sectors. As a result, the cost of credit in Israel has decreased faster than has interest on deposits, causing interest-rate spreads to contract significantly during the 1990s.

The Prohibition on Money Laundering Law was enacted in August 2000 and the reporting requirements that pertain to the obligations imposed on financial entities took effect on February 17, 2002 (see “Balance of Payments and Foreign Trade—Anti-Money Laundering Law”). In January 2001, the Governor of the Bank of Israel issued a Prohibition on Money Laundering Order (The Banking Corporations’ Requirement regarding Identification, Reporting, and Record-Keeping Order, 5761–2001). This Order includes requirements regarding identification, reporting and recordkeeping by banking corporations. The banking directive on business customer identification and recordkeeping (a regulation that has been in effect since 1995) has been amended in light of the declaration of principles of the Basel Committee on Banking Supervision of October 2001 on Customer Due Diligence for banks. The regulation incorporates directives on customer acceptance policy and ongoing monitoring of high-risk accounts, and contains special directives on private banking, correspondent banking and, in particular, caution in the management of high-risk accounts.

As a result of Israel’s intensive and prompt efforts to comply with FATF standards, the FATF removed Israel from its list of countries deemed non-cooperative in its campaign against money laundering in 2002 and from the FATF watchlist in 2003. In July 2002, the U.S. Treasury Department lifted its 2000 order to banks and other financial institutions, which required that business transactions originating in Israel be subjected to enhanced scrutiny.

Another main aspect of the banking reforms is the privatization process, which received special emphasis in recent years (see “The Economy—Role of the State in the Economy”). The State sold almost all of its shares in Bank Hapoalim, the largest bank in the Israeli banking system during the 1990’s. As of June 2004, the State owns 36.9% of Bank Leumi Le-Israel and 57.1% of Israel Discount Bank. In 2002, Bank Leumi offered options to the public and shares to employees via prospectus. If all outstanding options are exercised, the State will hold 34.8% of Bank Leumi’s capital.

In May 2004, M.I. Holdings (the corporation that operates on behalf of the Government for the purpose of selling bank shares) issued a public tender to sell the controlling shares of Israel Discount Bank to a controlling body.

Table No. 26

Assets, Liabilities and Equity Capital of the Five Major Banking Groups(1)
(in millions of NIS at constant December 2003 prices)

	For Year Ending December 31,
	1999(2)		2000(2)		2001(2)		2002		2003
Assets
In local currency	NIS	418,119	NIS	451,595	NIS	472,449	NIS	455,873	NIS	467,179
In foreign currency		257,606		279,406		308,130		322,705		321,443

Total assets		675,725		731,001		780,579		778,578		788,622

Liabilities and Equity Capital
In local currency		437,742		473,618		498,979		478,471		489,543
In foreign currency		237,983		257,383		281,600		300,107		299,079

Total liabilities and equity capital		675,725		731,001		780,579		778,578		788,622

Equity capital		33,891		36,186		38,104		37,959		41,810

(1)	The five major banking groups are The Bank Hapoalim group, the Bank Leumi group, the Discount Bank group, the First International Bank of Israel group and the United Mizrahi Bank group.
(2)	The division into local and foreign currency for 1999, 2000 and 2001 was adjusted according to the published financial statements for those years.

Sources: Bank of Israel, Supervisor of Banks.

Capital Markets

Israel’s capital markets and the laws regulating them are highly developed. The principal regulatory body responsible for administering the Israeli securities laws is the Israel Securities Authority (“ISA”). ISA’s main function is to protect the interests of investors by overseeing the activities of the TASE, supervising public securities offerings, and mandating disclosure of material information by listed companies by means of publications such as prospectuses, financial reports and other periodic reports. A company whose securities have been offered to the public in Israel by prospectus or whose securities are traded on the TASE is required to file quarterly and annual reports and certain current event reports with the ISA, the TASE and the Registrar of Companies. The ISA monitors these ongoing reports, including periodic reports (which include financial statements, a directors’ report on the status of the corporation’s affairs, and additional information report), quarterly financial reports and immediate reports, which are filed immediately after the occurrence of certain events that could have a material influence on the corporation or on the price of its securities. These reporting requirements are enforceable by the Israeli courts upon the petition of the ISA, which also has the power (under certain conditions) to direct the TASE to suspend trading of a company’s securities. The ISA also regulates the mutual fund industry’s activities and supervises, licenses and disciplines portfolio managers and investment advisors and conducts investigations into violations of securities laws.

The TASE is the only stock exchange and the only public market for the trading of securities in Israel. The TASE is highly regulated, both internally, and externally by the ISA. Internal regulation include automatic rejection of a trade at a price that deviates more than 35% from the last trade for that security, circuit breakers, and 45-minute halting of trade in a company’s securities on the day that the company publishes price-sensitive information, so that the information can be widely disseminated. The TASE has a computerized trading system with real-time information available. The TASE’s rules govern membership, registration of securities, conditions for suspending trading, and obligations of listed companies. All shares, convertibles, treasury bills, government bonds and derivatives are traded via TACT, the TASE’s fully automated trading system. The TASE has 24 members and, as of December 31, 2003, 577 companies had equity securities listed on the TASE. The total market value of all listed equity securities as of December 31, 2003, was $70.4 billion, and the annual trading volume for equity securities in 2003 was $19.6 billion. The Dual Listing Law enables U.S.-traded Israeli companies to dual-list on the TASE with no additional regulatory requirements. As of December 31, 2003, 21 U.S.-traded Israeli companies have dual-listed on the TASE, based on the new regulatory framework.

Active involvement of foreign investors in the TASE began in 1994. In 2003, international holdings increased to 11.7% of the total market capitalization of the shares and convertible securities tradable on the TASE, compared to 10.8% in 2002. Furthermore, in 2003, foreign investors’ share in the TASE trading volume was 8.4% compared to only 4.9% in 2002 and 6.7% in 2001.

The Government bond market in Israel is highly developed, and Government bonds account for the vast majority of publicly issued debt securities. In 2003, the Government raised $9.7 billion, mostly through non-indexed bonds. The bond market in Israel has been a growing source of capital for Israeli corporations. In 2003, the amount of capital raised by the corporate sector through bond issues totaled $1.4 billion.

In recent years, the role of institutional investors in the Israeli capital markets has increased significantly. The principal types of institutional investors are pension funds, provident funds, severance pay funds (special funds established to hold assets set aside by employers for the payment of severance obligations owed to their employees), advanced study funds, mutual funds and a variety of life insurance savings plans. As of December 31, 2003, assets held by pension funds totaled $31.7 billion, assets held by provident funds and severance pay funds totaled $30.8 billion, assets held by advanced study funds totaled $12.5 billion, assets of life insurance savings plans totaled $22.2 billion and assets of mutual funds totaled $19.0 billion.

Gold Reserves

The State has not maintained gold reserves since 1992.

PUBLIC FINANCE

General

The public sector in Israel is defined by Israel’s Central Bureau of Statistics as the central Government, the Bank of Israel, and the National Institutions. The public sector does not include the local authorities or Government Companies. The Government’s annual budget covers the expenditures and revenues of the Government only, and does not include the accounts of the National Insurance Institute (“NII”), the National Institutions, the Bank of Israel, or surpluses and deficits of Government authorities, such as the Postal Authority, the Airports Authority, and the Ports Authority.

The Budget Process and Deficit Reduction

The Government’s fiscal year ends December 31. The Government’s annual budget process generally begins in June when the Budget Department of the Ministry of Finance coordinates budget discussions with the various Government ministries. During September and October, the details of the budget are finalized within the Government. No later than 60 days before the end of the fiscal year, a budget bill, together with supporting information, is required to be submitted to the Knesset for its approval. At the time the Government submits the annual budget to the Knesset, it is required by law to submit a three-year projected budget, which is non-binding and does not require Knesset approval. No later than the end of the year, after discussions with respect to the proposed annual budget before the Finance Committee of the Knesset by the relevant Government Ministers and officials, the annual budget law is required to be approved by the Knesset.

In response to persistent budget deficits, the Knesset passed the Deficit Reduction Law in 1992. This law required that the targeted domestic budget deficit (excluding credit granted by the Government), as a percentage of GDP, decrease each year during the period between 1993 and 1997, as compared to the targeted domestic budget deficit (excluding credit granted by the Government) for the preceding year. The amount of the year-to-year decrease was not specified. However, in 1996, the Government submitted a new Deficit Reduction Law, which was approved by the Knesset in January 1997. This new law contained specific targets for the total deficit for each year until 2001, rather than targets for the domestic deficit only, as under the previous law. In recent years, the Government submitted amendments to the Deficit Reduction Law, which were approved by the Knesset, with new specific deficit targets. According to the most recent amendment approved by the Knesset, the total budget deficit, as a percentage of GDP, is targeted not to exceed 4.0% in 2004 and 3.0% in 2005. This amendment was required as a result of a sharp decrease in activity within the Israeli economy, caused by a world economic slowdown, a severe crisis in the high-tech sector and the deterioration of security conditions in Israel, which led to a substantial decrease in state revenues collection. Moreover, the deterioration of security conditions has resulted in the need for an increased security budget.

In addition to the Deficit Reduction Law, in 2003 the Knesset approved a new law, the Sum of the Government’s Expenditure Law, which placed restrictions on Government expenditures. Under the new law, the sum of Government expenditures in each year between 2005 through 2010 is not to increase by more than 1% indexed to the CPI as published by the Central Bureau of Statistics (excluding expenditures on hospitals) compared to Government expenditures in the prior year. Adjusting expenditures upwards is subject to preserving the annual deficit goal.

Unless the Knesset approves an increase in budgeted expenditures, no ministry in the Government may spend any amount in excess of its budget. However, budgeted amounts that are not spent by the Government in any given year may, upon notice to the Finance Committee of the Knesset, be spent in the following year. The deficit target established pursuant to the Deficit Reduction Law refers to the budget as proposed by the Government, rather than actual expenditures and revenues. Therefore, no adjustment to Government expenditures is required by law if the actual deficit missed the targeted deficit because Government revenues or the actual GDP were different than anticipated. The Government finances its deficits through a combination of internal and external indebtedness and proceeds from privatization.

From 1992 through 1996, the domestic deficit, excluding net allocation of credit, was 4.9%, 2.4%, 2.0%, 3.2%, and 4.7% of GDP, respectively, in comparison with domestic deficit targets of 6.2%, 3.2%, 3.0%, 2.75%, and 2.5%, respectively. In 1997, as stated, the Government decided to replace the domestic deficit target with a total deficit target. From 1997 through 2003, the total deficit, excluding net allocation of credit, as a percentage of GDP, was 2.8%, 2.4%, 2.5%, 0.7%, 4.5%, 3.8% and 5.6%, respectively. The Government did not meet its revised budget deficit target for 2003 due to a decline in tax collection in the first half of the year.

In order to reduce the budget deficit for 2003 and following years, a comprehensive economic plan was approved in mid-2003. The reforms reduced the size of the public sector, reduced wages, accelerated the implementation of the tax reforms, added restrictions on private bills with fiscal consequences, reformed pension funds, reformed the capital markets, enhanced privatization of Government companies, and improved investment in infrastructure. Labor unions in Israel held general strikes in May 2003 to protest the comprehensive economic plan, particularly the public sector wage and job reductions and the pension fund reform, but the Ministry of Finance reached an agreement with the labor unions on public sector wage and job reductions prior to the Knesset’s adoption of the comprehensive economic plan on May 28, 2003. Although the Government did not meet its revised budget deficit target, the comprehensive economic plan helped minimize the deficit in light of the dramatic decrease in Government revenues.

The original State budget for 2004 is NIS 255.4 billion, and the deficit target for 2004 is 4.0% of GDP. The main components of the 2004 budget are the Government budget adjustment, totaling NIS 10 billion, the continuation of the tax reform, an increase in investment in infrastructure, the shrinking of the public sector, the implementation of efficiency measures in the defense budget, lowered expenses due to improved efficiency, and the implementation of structural changes in various areas. The 2004 original State budget forecasts revenues and grants to Israel equal to NIS 200.1 billion and gross expenditures and lending by Israel equal to NIS 221.1 billion.

In the last quarter of 2003 and the first quarter of 2004, public consumption decreased by 8.7% and 5.1%, respectively. At the same time, there was a rise in economic activity which increased Government income beyond the amount previously forecast. In order to accelerate growth, and in light of the income surplus, the Government decided to keep on lowering income taxes in accordance with the tax reform program, to reduce the duty and purchase tax, and to reduce the value added tax (“V.A.T.”) to its former 17% rate. In April 2004, the Government approved a reduction in the income tax for low- and middle-income individuals. Despite optimistic economic indicators, the Government is maintaining its goal of reducing expenditures as a percentage of GDP.

The following tables set forth the Government deficit and its financing on a total and domestic basis. Domestic expenditures constitute all expenditures by the Government made in Israel. Domestic revenues constitute all taxes raised in Israel. The Government accounts for domestic expenditures and revenues as a method of measuring the influence of the Government on the domestic economy. Tables 27 and 28 present the gross budget figures, including revenue-dependent expenditures and contributions from the budget to the NII; Table 30 presents the budget net of these expenditures.

Table No. 27

The Budget Deficit and Its Financing
(in thousands of NIS at current prices)

	Actual		Actual		Actual		Original		Original
	2000		2001		2002		Budget 2003		Budget 2004
Revenues and Grants
Tax revenues	NIS	146,589,004	NIS	147,467,885	NIS	148,931,068	NIS	159,586,349	NIS	151,751,100
Non-tax revenues		31,298,244		24,627,640		34,624,934		37,590,069		36,386,038
Foreign grants		11,588,028		9,755,289		15,011,043		13,463,840		11,984,588

Total		189,475,276		181,850,814		198,567,045		210,640,258		200,121,726

Gross Expenditure and Lending
Current and capital expenditures		88,557,489		92,663,660		104,677,350		102,962,482		96,865,952
Transfer payments and subsidies		65,937,377		72,861,652		74,315,985		74,068,087		70,731,209
Interest payments and commissions(1)		27,795,386		27,949,995		27,716,906		33,289,208		35,672,396
Loans		3,657,136		3,636,029		3,244,004		5,074,063		6,022,496
Other expenditures		4,927,892		5,239,796		5,518,766		10,583,421		11,825,509

Total		190,875,280		202,351,132		215,473,011		225,977,261		221,117,562

Surplus (Deficit)		(1,400,004)		(20,500,318)		(16,905,966)		(15,337,003)		(20,995,836)

Financing
Foreign borrowings(2)		5,706,518		5,949,815		8,150,584		16,858,777		22,500,000
Foreign loan repayments		6,457,465		8,867,612		10,157,159		16,858,777		13,890,862

Foreign financing (net)		(750,947)		(2,917,797)		(2,006,575)		0		8,609,138

Domestic borrowings		31,591,450		52,716,553		57,604,816		52,150,019		40,499,664
Domestic loan repayments		32,000,021		35,954,213		33,178,272		38,313,016		30,712,966

Domestic financing (net)		(408,571)		16,762,340		24,426,544		13,837,003		9,786,698

Proceeds from Privatization		2,889,053		171,869		429,914		1,500,000		4,500,000

Cash Balance of the Government (at end of period)(3)
Deposits in NIS		(13,378,000)		(13,921,000)		(14,750,000)		(12,220,000)		(12,493,000)
Deposits in foreign currency included in budget		6,318,000		6,817,000		2,908,000		2,405,000		1,012,000
Deposits in foreign currency not included in budget		13,783,000		14,224,000		16,101,000		17,967,000		19,799,000

Total deposits in foreign currency		20,101,000		21,041,000		19,009,000		20,372,000		20,811,000

Total		6,723,000		7,120,000		4,259,000		8,152,000		8,318,000

(1)	Interest payments and commissions are net of amounts attributable to indexation of NIS-linked Government bonds and that portion of the interest payments on NIS loans attributable to inflation for the year of payment. These amounts are included in the capital expenditures portion of the budget as domestic loan repayments.
(2)	Excludes proceeds borrowed under the U.S. loan guarantee program which are not used for budget financing.
(3)	Include the accounts of NII.

Sources: Ministry of Finance, Bank of Israel.

Table No. 28

The Domestic Budget Deficit and Its Financing
(in thousands of NIS at current prices)

	Actual		Actual		Actual		Original Budget		Original Budget
	2000		2001		2002		2003		2004
Revenues and grants	NIS	176,278,121	NIS	170,018,810	NIS	177,347,026	NIS	189,937,046	NIS	181,497,522
Gross expenditure and lending
Current and capital expenditures		80,912,625		84,989,979		90,930,353		88,467,162		85,717,805
Transfer payments and subsidies.		65,937,377		70,788,547		71,162,789		74,000,096		68,813,045
Interest payments (including credit subsidies)		21,606,855		21,867,826		22,232,920		24,661,849		27,948,395
Loans		3,657,136		3,636,029		3,244,004		5,074,063		6,022,496
Other expenditures		4,927,892		5,239,796		5,518,766		10,651,412		11,825,509

Total		177,026,237		186,527,176		193,088,832		201,702,510		199,382,200

Domestic surplus (deficit)		(748,116)		(16,508,366)		(15,741,806)		(11,765,464)		(17,884,678)

Financing
Domestic borrowings		31,591,450		52,716,553		57,604,816		52,150,019		40,499,664
Domestic loan repayments		32,000,021		35,954,213		33,178,272		38,313,016		30,712,966

Domestic financing (net)		(408,571)		16,762,340		24,426,544		13,837,003		9,786,698

Source: Ministry of Finance.

Taxation and Tax Revenues

In 2003, the Israeli total tax burden fell to 39.3% of GDP, compared to 40.5% in 2001. The decrease in the tax burden came as a result of an economic recession.

Israel has a progressive personal income tax with a top rate of 49%, supplemented by a 15% National Insurance fee (including the health tax and the employer’s contribution) and a 36% corporate tax rate. The Ministry of Finance intends to reduce the corporate tax rate gradually to 30% over the next three years.

Indirect taxes consist primarily of a 17% V.A.T. In addition, a high purchase tax is levied on cars, alcohol, fuel and cigarettes. All imports from the European Union and the United States are duty-free, whereas customs are applied on selected imports from other countries.

In recent years, further changes to the tax system were adopted to integrate Israel more firmly into the global economy. As part of this policy, customs duties on imports continued to decline. Decisions made under GATT in 1994, with respect to reducing duties on agricultural products, went into effect on January 1, 1996. Israel has signed free trade agreements with both the United States and the EU, as well as with the EFTA countries, Canada, Turkey, Mexico, Bulgaria and Romania, which lowered customs duties on imports from these countries.

On January 1, 1995, a double taxation treaty with the United States went into effect. This treaty governs the income taxation of residents of the United States or Israel, as the case may be, who conduct business or otherwise derive income in the other country subject to the treaty jurisdiction. Among other things, the treaty provides for reduced rates of withholding tax on certain nonbusiness income, such as dividends, interest, and royalties, that is sourced in Israel and derived by a resident of the United States. The treaty provides rules for the avoidance of double taxation through a foreign tax credit mechanism, and allows for the resolution of disputes arising under the treaty through a mutual agreement procedure involving the governing taxing authorities.

In January 2003, Israel implemented a comprehensive multiyear reform of the direct-tax system. In the first stage, direct taxes on labor were reduced while the tax burden on capital income and income from foreign sources was increased. In the next two years, taxes on labor (income tax and social security tax) will be further reduced to a maximum of 49%. This tax reform program comes after the implementation of a previous tax reform program focusing on the real estate sector.

Table No. 29

Budgeted Taxes and Other Compulsory Payments
(in millions of NIS at current prices)

	Actual		Actual		Actual		Original		Original
	2000		2001		2002		Budget 2003		Budget 2004
Income tax	NIS	75,589	NIS	76,111	NIS	70,382	NIS	72,720	NIS	67,633
Property, inheritance and other taxes		9,299		8,865		9,544		12,580		12,068
Customs, excise and sales tax		18,087		17,161		17,900		19,920		18,371
Value added tax		39,657		40,786		45,562		48,986		46,401
Revenue stamp, license and registration fees		3,957		4,545		5,072		5,380		5,850

Total		146,589		147,468		148,460		159,586		150,323

Source: Ministry of Finance.

Table No. 30

Government of Israel Statement of Net Expenditures
(excluding capital expenditures)
(in millions of NIS at current prices)

	Actual		Actual		Actual		Original		Original
	2000		2001		2002		Budget 2003		Budget 2004
Government Expenditures
Government administration.	NIS	15,856	NIS	17,324	NIS	18,413	NIS	20,580	NIS	19,354
Local authorities		4,442		4,364		4,338		4,204		2,411
Defense		40,165		42,900		48,313		41,557		42,247
Social services		67,895		74,485		76,639		79,394		77,455
Economic services		9,125		9,185		8,349		8,751		6,827
Interest payments		27,748		27,898		27,692		33,250		35,646
Credit subsidies		48		44		25		39		27
Reserves		—		—		—		4,480		5,090

Total expenditures (other than capital expenditures)		165,279		176,200		183,769		192,255		189,057

Development and Capital Account Expenditures
Development expenditures (including repayments of debt)		51,637		60,754		60,381		75,868		65,988
Repayments of debt		43,378		50,051		49,048		61,343		51,024

Source: Ministry of Finance.

Government Budget for 2004

The original State budget for 2004 is NIS 255.4 billion and the deficit target for 2004 is 4.0% of GDP. Government expenditures (excluding payment of principal) are NIS 220 billion. These expenditures (excluding principal and including Government hospitals) are 43.6% of the projected 2004 GDP.

The first stage of the Israeli Economy Recovery Plan of 2003 was initiated in order to stabilize the economy, reverse the economic slowdown in the short term and create conditions that would enable the economy to return to a sustainable growth trajectory. The 2004 budget represents the second stage in the Economic Recovery Plan, in effect a transition from the first step of halting deterioration to the next step of promoting sustainable growth in the Israeli economy. The 2004 budget has four overarching objectives: encouraging growth, strengthening economically disadvantaged populations, rendering public service more efficient for citizens, and weakening publicly and privately held monopolies in order to protect consumers.

Budget framework. The 2004 budget emphasizes reducing the Government deficit and expenditures relative to GDP as compared to 2003, decreasing taxes and reducing Government debt as a percentage of GDP in the medium term. The main components of the 2004 budget are the Government budget adjustment totaling NIS 10 billion, the continuation of the tax reform, an increase in investment in infrastructure, the shrinking of the public sector, the implementation of efficiency measures in the defense budget, lowered expenses due to improved efficiency and the implementation of structural changes in various areas.

Increased infrastructure investment. The 2004 budget increases Government investments in infrastructure by an additional NIS 20 billion. This investment, including a significant increase in the budget allocated for developing the railway network throughout the country and promoting the construction of access roads to the Cross-Israel Highway, represents a significant increase in national investment in infrastructure, and, over the next several years, is expected to play a crucial role in accelerating economic activity, in shortening distances between the central and peripheral areas of the country.

Reform in the Labor Market and Streamlining of Transfer Payments. Stimulating employment among unemployed people of working age is of paramount importance to the Government. The 2004 budget includes measures to stimulate employment that focus on two main areas: reducing the number of foreign workers employed in Israel in order to transfer jobs to Israeli citizens and encouraging populations dependent on Government assistance to join the labor market.

Tax reform. The new tax reform program was approved by the Knesset in June 2002 and took effect in January 2003. Tax reform goals include lowering the tax burden, especially for the middle class, and broadening the tax base for capital and external income. The tax reform program includes labor tax reductions, capital income taxation, the abolishment of certain tax exemptions, global taxation and incentives for investments in the high-tech sector. The measures approved as part of the tax reform are expected to facilitate the creation of a more equitable tax system, stimulate employment and economic growth, and expedite Israel’s further integration into the global economy. Initially, tax rates on individuals were to be reduced over a five-year period, with final rates taking effect on January 1, 2008. As part of the Government policy to reduce the tax burden on income from personal labor and to encourage productive activity, this period has been shortened so that final rates will take effect on July 1, 2005. As of that date, the maximum overall tax rate (which includes income tax and national insurance) on income from personal labor will be a maximum of 49%.

Pension plan reform. The pension system in Israel is experiencing large actuarial deficits, although less than in some other European countries. In May 2003, as part of a general economic recovery plan, the Knesset approved a recovery plan for the older pension funds under which the Government will bear some of the funds’ obligations over the next 35 years and the funds will make up the remainder of the deficit by adjusting members’ benefits (see “—Pension Funds”). In addition, the Government ceased issuing certain types of designated Government bonds in which the older pension funds are heavily invested, and removed restrictions on both older and newer funds that required a high percentage of assets to be invested in designated Government bonds. A Government committee appointed new managers to ensure professional and responsible management of the funds. In January 2004, a Memorandum of Understanding between the Minister of Finance and the head of the Histadrut was signed, completing the pension reform process as a cooperative effort among the Government, the Histadrut and employers.

Adjustments to National Insurance payments. Two significant steps have been taken to reduce payments made by the NII: gradually raising the retirement age to 67 for men and 64 for women, and further reducing the child allowance paid for each child in a family.

Local Authorities

Local authorities in Israel include 71 municipalities, 125 local councils, 54 regional councils and two industrial councils. The local authorities are obligated by law to provide a number of basic social services. Local authorities generally finance the provision of such services through local taxes (primarily taxes based on the use of property) and through transfer payments from the Government. In addition, under certain circumstances, local authorities may finance a portion of their activities through borrowing, while less financially sound local authorities may receive supplementary grants from the Ministry of Interior. As of December 31, 2002, the total outstanding debt of the local authorities was approximately NIS 14.47 billion. Transfer payments from the Government are allocated among all local authorities based on fixed criteria and for specific purposes, such as social services or education. The Government currently retains authority to approve changes in the level of taxes imposed by local authorities. The aggregate deficit of all local authorities in 2002 was approximately NIS 5.8 billion. The Government transfers to the local authorities in 2002 totaled approximately NIS 12.5 billion. Recently, the Government decided to transfer an additional NIS 1.5 billion to the local authorities to assist in resolving their large deficit. This transfer is conditioned on the local authorities taking efficiency measures and having a balanced budget.

In March 2003, the Government decided to decrease the number of the local authorities over the next three years. In 2003, the first phase of the plan was implemented, when 26 local authorities were combined into 12.

Social Security System

National Insurance Law. Under Israel’s National Insurance Law, the NII (an independent institution), provides a wide range of social security benefits, including old age pension benefits, unemployment insurance, long-term disability payments, workers’ compensation benefits, maternity support benefits and child support payments. In 2003, total expenditures by the NII were NIS 45.0 billion. The NII funds its expenditures using the proceeds of social security taxes paid by employers and employees, transfer payments from the Government pursuant to the National Insurance Law, and interest income on deposits representing surpluses from previous years. The NII also receives separate funds for non-contributory NII benefit payments, including payments to new immigrants and other payments not covered by social insurance programs. In 2003, the Government’s transfer payments to the NII and the Government’s share of the NII provision for non-contributory payments totaled NIS 11.5 billion and NIS 8.0 billion, respectively. The aggregate amount of Government transfer payments to the NII in the 2004 budget is NIS 20.9 billion, compared to an actual total Government transfer of NIS 21.1 billion in 2003.

Health Care. Israel has an advanced medical system, with four public health insurance organizations and a ratio of one doctor for approximately every 270 people. A health care tax, which varies based on gross salary and averages 4.3% of an individual’s gross salary, funds a portion of health care benefits, with the remainder funded by the Government. In 1997, the Government enacted legislation in order to enhance efficiency in the health care market. The legislation expands the flexibility, authority and responsibilities of the health funds under the national health care law, and thereby gives them incentives to make their services more efficient. Additional changes relate to the reduction of systematic redundancies and introduction of bookkeeping arrangements among agencies in the system, which will result in greater savings and efficiency. In 1998, due to long waiting periods for surgical operations, new health care corporations were established. These corporations operate the Government-owned hospitals beyond regular operating hours. Each hospital is given a share of the income from the fees that are paid by patients to the health care corporations in return for the use of the hospital’s facilities.

In 2002, after confirmation of new regulations by the Knesset, the Government started to regulate the financial relations between the health care corporations and the hospitals. The Government developed an arrangement that will allow patients to choose any physician that works in a Government-owned hospital. In addition, the Government decided to authorize the sale of non-prescription over-the-counter drugs in places other than pharmacies. This reform is to be implemented in 2004.

In 2004, the Government intends to transfer responsibility for psychiatric and public health services to the health insurance organizations, to convert Government-owned hospitals into non-profit self-managing organizations or corporations owned by one of the health insurance organizations, and to decrease hospitals’ expenditures on medical malpractice insurance. In addition, the Government intends to examine the way it reimburses the health insurance organizations. These structural reforms are expected to make the Israeli health system more effective, to decrease the Ministry of Health’s involvement in providing services and to increase its regulatory authority.

The 2004 Government health care budget is approximately NIS 20 billion. Health care expenditures will constitute 8.8% of Israel’s GNP in 2004.

Pension Funds

Pension funds, together with life insurance policies and provident funds, are the principal instruments in Israel for the accumulation of retirement savings and provision of retirement income. Most employees who participate in a pension fund do so pursuant to a collective agreement between the pension fund, the employer (or a representative organization for such employer), and the representative organization for such employee. These agreements require that the employer and the employee each make contributions to the pension fund. At retirement age (or at the time of another insurable event), the employee becomes entitled to receive pension payments.

There are generally two types of pension funds in Israel: an older defined benefits pension fund and a newer defined contribution pension fund. In March 1995, in response to large and rising actuarial deficits of Israel’s pension funds, the Government adopted a new pension policy, including a comprehensive plan of recovery for existing pension funds. The primary elements of the new Government policy are: (i) the then-existing pension funds would be closed to new participants, but existing participants will continue to be covered under the existing plans for the life of such plans, subject to certain limitations on the future accumulation of benefits; (ii) the Minister of Finance is empowered by the Government to draft recovery plans for pension funds that are in actuarial deficit, according to the principles established by the Government; (iii) the Minister of Finance, at his discretion, is authorized to continue to issue special Government bonds to pension funds that are in actuarial deficit for an interim period; and (iv) new members enrolling in pension programs will join newer, actuarially balanced funds that will operate separately and independently from existing funds, while benefits payable by the new pension funds will be subject to automatic reductions, to the extent necessary, to eliminate any actuarial funding deficit of such new funds.

As of May 2003, the estimated actuarial deficits of the older pension funds were NIS 109 billion. In May 2003, as part of a general economic recovery plan, the Knesset approved a recovery plan for the older pension funds in order to solve the problems of the active members and pensioners of the pension funds with actuarial deficits and to insure continued payments to pensioners and those who will reach retirement age. Under this plan, the Government will bear an obligation of approximately NIS 78 billion over the next 35 years. The funds will make up the remainder of the deficit by adjusting members’ benefits. Steps taken to adjust members’ benefits include Government-mandated uniform regulations for all funds, including a uniform method of calculating wages for the purpose of calculating pension benefits, increased employee and employer contribution rates, and a raised retirement age to limit the actuarial deficit and improve fund management. In addition, the Government ceased issuing certain types of designated Government bonds in which the older pension funds are heavily invested, and removed restrictions on both older and newer funds that required a high percentage of assets to be invested in designated Government bonds. A Government committee appointed new managers for the pension funds with actuarial deficits. These new managers will replace the existing managers, which had been appointed by the Histadrut. The change in managers is intended to ensure professional and responsible management of the funds. In January 2004, a Memorandum of

Understanding between the Minister of Finance and the head of the Histadrut was signed, completing the pension reform process as a cooperative effort among the Government, the Histadrut and employers.

Public sector employees are presently participating in a “pay-as-you-go” plan mandated by the State Service (Benefits) Law. The actuarial liabilities of the Government with respect to pension benefits payable under this plan were approximately NIS 248.5 billion as of December 31, 2002. The Government signed an agreement with the Histadrut that provides that new Government employees will not participate in the existing unfunded Government pension plan, but will instead participate in the new funded pension plans (described above), to which the Government will make contributions on their behalf in the same manner as any other employer. This agreement prevents the participation of additional employees in the unfunded Government pension plan and is expected to reduce the actuarial Government liabilities in the long run. As an additional step which will reduce the actuarial liabilities of the Government, beginning in 2004, all Government workers who are covered by unfunded Government pensions will contribute 1% of their salary to the plan. In 2005, the contribution will increase to 2% of their salary.

PUBLIC DEBT

General

Public sector debt (“public debt”) in Israel consists of the internal and external debt of the public sector. Net public debt as of December 31, 2003 was NIS 450.0 billion (91.6% of GDP), of which NIS 9.2 billion was foreign debt, compared to net public debt of NIS 431.6 billion as of December 31, 2002. Despite the increases in the last three years, net public debt as a percentage of GDP has generally declined over the last ten years.

Table No. 31

Net Public Debt(1)
(at end-of-year current prices in billions of NIS)

	Year
	1999	2000	2001	2002	2003
Domestic(2)	NIS 351.7	NIS 355.2	NIS 378.3	NIS 416.7	NIS 440.9
External(3)	21.2	16.5	15.0	14.9	9.2

Total	372.9	371.7	393.3	431.6	450.0

(1)	The net public debt includes debt of local authorities, except the local authorities’ debt to the central Government.
(2)	In 2003, the domestic net public debt increased in real terms (at 2002 constant prices) by 5.8% to NIS 440.9 billion.
(3)	Net public external debt calculated after excluding assets of NIS 643 million of non-profit organizations.

Source: Bank of Israel.

Table No. 32

Ratio of Net Public Debt to GDP
(percentage of GDP at end-of-year prices)

	Year
	1999	2000	2001	2002	2003
Domestic	78.6%	75.3%	81.2%	83.4%	89.7%
External(1)(2)	4.7	3.5	3.2	3.0	1.9

Total	83.4	78.8	84.5	86.4	91.6

(1)	External public debt equals the Government’s foreign liabilities less foreign reserves (change in foreign reserves less repayment of principal).
(2)	Net public external debt calculated after excluding assets of NIS 643 million of non-profit organizations.

Source: Bank of Israel.

Domestic Public Debt

Domestic net public debt is defined in the consolidated balance sheet of the Government and the Bank of Israel as the Government debt plus the debt of local authorities, less the liabilities of private sector debtors to the public sector. The net public debt includes debt of local authorities, except the local authorities’ debt to the central Government. In 2003, the domestic net public debt was NIS 440.9 billion.

Table No. 33

Annual Domestic Government Debt Issuances
(gross proceeds in billions of NIS)

	Year
	1999	2000	2001	2002	2003
Total Issuances
Tradable	NIS 26.5	NIS 20.8	NIS 39.5	NIS 44.9	NIS 44.4
Non-tradable	11.4	10.6	13.0	12.4	13.2

Total	37.9	31.4	52.5	57.3	57.6

Average Maturity (in years)
Tradable	6.3	8.0	9.1	8.7	8.0
Non-tradable	14.5	14.3	14.6	14.5	14.4
All	8.6	10.8	10.7	9.4	8.8

Source: Bank of Israel.

External Public Debt

Except as otherwise specified, and for the purpose of the statistical data contained herein, public sector external debt is defined as all debt of the public sector that is required to be paid in a currency other than the NIS, excluding any indebtedness originally issued within Israel or to an Israeli person or entity. On December 31, 2003, Israel had no external short-term floating rate indebtedness. The Government is the principal public sector borrower. In 2003, the public sector’s share of Israel’s gross external debt was 41.8%, an increase from the 40.2% level of 2002. The share of the Government’s gross external debt of its total (external and internal) debt was 25.0% in 2003, compared to 25.9% in 2002 and 26.9% in 2001.

Total public sector external debt in 2003 was $29.5 billion, an increase of $2.4 billion from the 2002 level. Most of the increase in the public sector external debt is due to the issuance of $2.35 billion of notes under the new U.S. loan guarantee program. Total assets of the public sector in 2003 were $27.3 billion, an increase from $25 billion in 2002. In 1999, the level of total assets of the public sector stabilized, after a period from 1995 to 1998 that was characterized by a sharp increase, primarily as a result of increased foreign investments and other capital inflows. Consequently, during the 1995 to 1998 period, net public sector external debt decreased by $10.6 billion.

The net external debt of the public sector, defined as the public sector external debt less foreign assets of the public sector, decreased slightly in 2003. As a percentage of GDP, net public sector external debt as of December 31, 2003 was 1.9%. This level reflects a decrease compared to the 3.0% level at the end of 2002, a decline from the 3.2% and 3.5% level at the end of 2001 and 2000 respectively, and a sharp decrease from the peak of 55% in 1985. Furthermore, the average maturity of the net external debt has lengthened in recent years and the annual cost of servicing such debt has also declined in both absolute and relative terms.

Approximately 90.5% of Israeli’s public external debt is denominated in dollars, approximately 5.1% is denominated in euros and approximately 0.6% is denominated in GBP.

Israel’s access to external funding has broadened increasingly over the past decade. From the mid-1980s to 1992, the major source of external net borrowings by the Government was State of Israel Bonds, with the remainder coming from foreign governments, international institutions and foreign banks. State of Israel Bonds are sold by the Government through the Development Corporation for Israel (“DCI”), Israel Bonds International (“IBI”) and Canada-Israel Securities Limited (“CISL”). Sales of State of Israel Bonds have raised $23.9 billion since 1951. State of Israel Bonds are not freely transferable. The State of Israel Bonds have proven to be a reliable and important source of financing for the State, particularly under adverse circumstances, because many purchasers are individuals and institutions, including the worldwide Jewish community, that have an interest in Israel. Israel expects to continue to issue State of Israel Bonds in the future.

By 1991, the annual amount raised by the Government through the sale of State of Israel Bonds reached an average of $1.0 billion per year. The outstanding balance of State of Israel Bonds of $9.9 billion on December 31, 2003 represented approximately 34% of Israel’s total public sector external debt.

From 1993 through 1998, the largest source of external borrowings by the Government was the U.S. loan guarantee program. This program was enacted in 1992 for the stated purpose of supporting “Israel’s extraordinary humanitarian effort to resettle and absorb immigrants into Israel from the republics of the former Soviet Union, Ethiopia and other countries.” The U.S. loan guarantee program provided for the guarantee of up to $10.0 billion in principal amount of loans to Israel during U.S. government fiscal years 1993 through 1998. Under the program, the United States guaranteed all payments of principal and interest on bonds issued by Israel.

During 1998, Israel completed its borrowings under the first U.S. loan guarantee program. Israel borrowed a total of $9.3 billion under this program, through the issuance of guaranteed notes having various terms, interest rates, and maturity. At the end of 2003, approximately $3.83 billion of the proceeds from these loans remained in the Government’s account with the Bank of Israel, to be applied to the budget over the coming years.

In April 2003, the United States approved a new loan guarantee program that provides for the guarantee of up to $9 billion in principal amount of loans to Israel during U.S. government fiscal years 2003 through 2005. Under the program, the United States issues guarantees with respect to all payments of principal and interest on bonds issued by Israel. The aim of the program is to support Israel’s comprehensive economic program and to create conditions for higher and sustainable growth. The proceeds of the guaranteed loans may be used to refinance existing debt. The Government has made certain commitments with respect to its comprehensive economic plan in connection with the loan guarantee program. In May 2003, as part of this aid package, the U.S. formally granted Israel $1 billion in military aid. Under the loan guarantee program, in September 2003 Israel issued $1.15 billion of 5.50% Guaranteed Notes due 2023 and $450 million of 5.50% Guaranteed Notes due 2033. In December 2003, Israel issued $750 million of 5.50% Guaranteed Notes due 2023. In April 2004, Israel issued $1 billion of 5.50% Guaranteed Notes due 2024.

During 2003, Israel borrowed a total of approximately $4.6 billion abroad, of which approximately $2.35 billion was under the new U.S. loan guarantee program, and approximately $1.5 billion was borrowed through State of Israel Bonds. In June 2003, Israel raised $741 million through a dollar-denominated bond issue of $750 million of 4.625% bonds due 2013. In February 2004, Israel raised $496 million through a dollar-denominated bond issue of $500 million of 5.125% bonds due 2014.

Table No. 34

Outstanding Public Sector External Debt
(in millions of dollars)

	Balance at Year End
	1999	2000	2001	2002	2003
Public sector external debt
Foreign governments and international institutions	$3,445	$3,122	$2,821	$2,698	$2,599
Negotiable bonds guaranteed by the U.S. government(1)	13,219	12,947	12,685	12,403	13,710
Negotiable bonds—unguaranteed	1,558	1,683	1,328	1,859	2,806
State of Israel bonds(2)	8,697	8,967	9,248	9,522	9,942
Foreign banks	534	457	590	591	465

Total	27,453	27,175	26,672	27,074	29,522

Total public sector external assets	23,381	23,958	24,506	24,995	27,280

Net public sector external debt	4,072	3,217	2,166	2,078	2,243

(1)	Includes interest accrued on zero coupon bonds.
(2)	Includes interest accrued on savings and zero coupon bonds.

Sources: Ministry of Finance, Bank of Israel.

Israel’s major sources of external financing have been low-cost, long-term debt from other sovereigns or backed by guarantees of other sovereigns, and State of Israel Bonds. Consequently, the majority of Israel’s outstanding public sector external debt was issued at favorable interest rates with a maturity of 10 years and more.

Table No. 35

Forward Amortization (Principal) Payments of Public Sector External Debt
(Principal in millions of dollars)(1)

	Outstanding
	Amounts
	as of
	December						2009 and
	31, 2003	2004	2005	2006	2007	2008	Thereafter
U.S. government	$1,586	$179	$199	$200	$148	$125	$736
Other foreign governments and international institutions	1,013	66	60	49	46	40	752
Negotiable bonds guaranteed by the U.S. government(2)	13,710	988	639	531	601	678	10,272
Negotiable bonds—unguaranteed	2,587	0	250	495	189	0	1,653
State of Israel bonds(3).	9,942	1,311	1,147	1,385	1,383	1,193	3,523
Foreign banks	440	18	22	237	13	8	142

Total	29,277	2,563	2,316	2,897	2,379	2,044	17,078

(1)	Repayments are for originally long-term (over a year) loans.
(2)	Includes interest accrued on zero coupon bonds.
(3)	Includes interest accrued on savings and zero coupon bonds.

Source: Bank of Israel.

Government Guarantees

In certain cases, the State may issue financial guarantees of third-party obligations if the Government determines that the issuance of such guarantees is in the best interest of the State. These guarantees are generally made on a secured basis and require the payment of a fee to the State. Each guarantee or guarantee program must be specifically approved in advance by the Finance Committee of the Knesset, and the aggregate obligations under such guarantees (not including guarantees set forth under category (iii) below) issued during each budget year may not exceed 10% of the total budget expenditures of the same year. Government guarantees fall into three general categories: (i) guarantees to support economic activities, including encouragement of capital investment and small business activity; (ii) special guarantees to support Government-controlled entities, particularly those in the defense sector, or to support other enterprises or activities on a case-by-case basis; and (iii) guarantees given to support foreign trade made through Israel Foreign Trade Risks Insurance Company (“IFTRIC”), a Government-controlled company that provides export guarantees, guarantees against foreign political risks on a transaction-by-transaction basis, and direct guarantees for certain large individual transactions, particularly those involving military equipment. These guarantees, fees and other receipts associated with them are included in the national accounts but, other than some of the guarantees listed in clause (i) and (ii), are not part of the Government’s annual budget.

After the events of September 11, 2001, aviation insurers worldwide gave notice that they were terminating war liability coverage for third-party bodily injury and property damage. In order to allow Israeli airlines to continue flying, the State of Israel issued a Government guarantee to Inbal Insurance Company Ltd. (“Inbal”), a fully Government-owned insurance company, that enabled Inbal to insure Israeli airlines for war liability coverage for third-party bodily injury and property damage. The total amount of this aviation guarantee to Inbal as of December 31, 2003 is $2.85 billion. Recently, private insurance companies have returned to the aviation insurance market to issue war liability coverage for third party bodily injury and property damage. Thus, the Government decided to end the guarantee to Inbal beginning January 1, 2004.

As of December 31, 2003, approximately $5.7 billion in Government guarantees were outstanding.

The following table sets forth the outstanding Government guarantees of third-party indebtedness by category.

Table No. 36

Government Guarantees by Category
(as of December 31, 2003)
(in thousands of NIS)

Support of Economic Activities
Guarantee Programs
IEC Corporation	NIS 7,726,692.0
Hotel Funds	153,144.2
Small Business Funds(1)	48,150.0
Capital Investment Law	27,896.1
Development Bank Loans	31,253.0
Subtotal	7,987,135.3

Case-by-Case Guarantees
Absorption and Construction	101,500.0
Education and health	0
Other industries	45,544.4
Subtotal	147,044.4

Total	8,134,179.7

Guarantees of Indebtedness
State-Owned Enterprises
Israel Aircraft Industries	NIS 1,021,386.5
Israel Military Industries	571,869.4
Subtotal	1,593,255.9

Case-by-Case Guarantees
Miscellaneous	2,583.9
Subtotal	2,583.9

Total	1,595,839.8

Guarantees for International Trade
IFTRIC
Foreign Trade Insurance	NIS 932,289.1
Subtotal	932,289.1

Case-by-Case Guarantees
IEC Corporation	732,070.2
El Al Israel Airlines	422,177.3
Inbal Insurance Company Ltd.	12,669,100.0
Subtotal	13,823,347.5

Total	14,755,636.6

(1)	Before 2001, the figures did not include realized guarantees. From 2001 and onwards, figures include both realized and unrealized guarantees.

Source: Ministry of Finance.

DEBT RECORD

Israel has never defaulted in the payment of principal or interest on any of its internal or external indebtedness.

TABLES AND SUPPLEMENTARY INFORMATION
External Direct Debt of the Government of Israel(1)

				Outstanding
				Amount on
				December 31,2003
Interest Rate (%)	Issue Date	Year of Maturity	Currency	(in millions)
Loans from the Government of the United States of America
3.000%	1976	2016	USD	121.0
8.204	1976	2006	USD	24.4
7.676	1976	2006	USD	67.1
3.000	1977	2017	USD	153.8
7.869	1977	2006	USD	14.6
7.916	1977	2007	USD	85.4
3.000	1978	2018	USD	266.8
8.606	1978	2008	USD	109.8
9.228	1978	2008	USD	122.0
3.000	1979	2009	USD	25.8
3.000	1983	2019	USD	165.1
7.753	1984	2014	USD	30.7
8.359	1986	2011	USD	78.0
8.689	1986	2014	USD	321.9
U.S. Loan Guarantee Program
Zero Coupon	1993	2003 – 2023	USD	433.3	(2)
Zero Coupon	1993	2004 – 2023	USD	436.0	(2)
6.625	1994	2004	USD	117.0
6.600	1994	2005 – 2008	USD	256.0
6.800	1994	2012	USD	333.0
Zero Coupon	1994	2012 – 2024	USD	196.8	(2)
7.625	1994	2004	USD	115.0
Zero Coupon	1994	2005 – 2024	USD	252.0	(2)
Zero Coupon	1994	2005 – 2024	USD	308.1	(2)
Zero Coupon	1995	2006 – 2025	USD	252.5	(2)
5.89	1996	2005	USD	150.0
Zero Coupon	1996	2006 – 2025	USD	415.4	(2)
6.75	1996	2004	USD	83.1
Zero Coupon	1996	2007 – 2026	USD	471.9	(2)
Zero Coupon	1997	2002 – 2026	USD	390.9	(2)
Zero Coupon	1997	2002 – 2027	USD	353.0	(2)
Zero Coupon	1998	2002 – 2027	USD	969.7	(2)
5.5	2003	2023	USD	1,150.0
5.5	2003	2033	USD	450.0
5.5	2003	2023	USD	750.0
Housing Loans Guaranteed by AID
8.7229	1991	2021	USD	378.9

(1)	External direct debt of the Government is defined by the Ministry of Finance for purposes of this table to include all indebtedness of the Government denominated in foreign currency, including all such indebtedness owed to domestic banks. This definition differs from the definition of external debt used by the Bank of Israel.
(2)	Proceeds realized, not face amount.

Source: Ministry of Finance.

				Outstanding Amount
				on December 31,
				2003
Interest Rate (%)	Issue Date	Year of Maturity	Currency	(in millions)
Loans from the Government of Germany
2.000	1974	2004	Euro	3.5
2.000	1974	2005	Euro	0.5
2.000	1975	2005	Euro	6.9
2.000	1975	2006	Euro	0.6
2.000	1976	2005	Euro	0.3
4.500	1984	2004	Euro	8.1
4.500	1985	2005	Euro	8.5
4.500	1986	2006	Euro	15.5
4.500	1987	2007	Euro	23.8
4.500	1988	2008	Euro	17.8
2.000	1989	2019	Euro	56.7
2.000	1991	2020	Euro	60.8
2.000	1991	2021	Euro	64.4
2.000	1992	2022	Euro	68.0
2.000	1993	2023	Euro	92.0
2.000	1994	2024	Euro	51.1
2.000	1995	2025	Euro	71.6
2.000	1996	2026	Euro	46.0
2.000	1998	2027	Euro	25.6
2.000	2000	2030	Euro	4.6
2.000	2001	2030	Euro	10.4
2.000	2003	2030	Euro	1.2

Source: Ministry of Finance.

Loans from Foreign Military Sales Trusts
9.745	1988	2013	USD	940.8
9.7410	1988	2013	USD	802.7
8.9549	1989	2011	USD	283.8

Source: Ministry of Finance.

Loans from Various Financial Institutions in the United States Guaranteed by AID
LIBOR + 0.375	1990	2009	USD	12.9
LIBOR + 0.375	1990	2010	USD	15.9
LIBOR + 0.375	1994	2005	USD	4.8
LIBOR + 0.375	1994	2007	USD	8.7

Source: Ministry of Finance.

				Outstanding Amount
				on December 31,
				2003
Interest Rate (%)	Issue Date	Year of Maturity	Currency	(in millions)
Loans from Non-Israeli Banks
EUROIBOR + 4.15	1997	2015	CHS	29.7
1.15	1997	2015	CHS	11.3
4.69	1998	2015	EURO	2.1
1.69	1998	2015	EURO	0.8
LIBOR + 0.45	2001	2006	USD	225.0

Source: Ministry of Finance.

Loans through Israeli Banks in Israel
4.00	1989	2004	USD	0.5
1.81	1997	2007	JYN	763.1

Source: Ministry of Finance.

International Capital Markets Issues
6.375	1995	2005	USD	250.0
3.006	1997	2007	JYN	20,000.0
7.25	1998	2028	USD	250.0
6.875	1999	2034	GBP	100.0
4.75	1999	2006	EURO	400.0
7.75	2000	2010	USD	500.0
3.5	2001	2031	JYN	20,000.0
5.875	2002	2009	EURO	400.0
6.45	2002	2012	USD	75.0
4.625	2003	2013	USD	750.0

Source: Ministry of Finance.

State of Israel Notes
(Issued through the Development Corporation for Israel)

					Outstanding
					Amount on
					December 31,
	Interest				2003
Issues	Rate(%)(1)	Issue Date	Maturity	Currency	(in millions)
Average Prime Issues(2)	AP – 1.25%	Sep. 1994	Sep. 2001(6)	USD	0.2
	AP - 1.25%	Feb. 1996 – Jun. 1996	Feb. 2003 – Jun.2003(6)(7)	USD	0.2
	AP - 1.75%	Dec. 1996 – Dec. 1999	Dec. 2003 – Dec. 2006(7)	USD	350.0
Libor Issues(3)	Libor + 0.5%	Jul. 1996 – Nov. 1996	Jul. 2003 – Nov. 2003(6)(7)	USD	2.0
	Libor + 0.4%	May 1997 – Dec. 2001	May 2004 – Dec. 2008(7)	USD	268.8
	Libor + 0.4%	Dec. 2001– Dec. 2003	Dec. 2008 – Dec. 2010	USD	82.5
Libor Issues(4)	Libor + 0.6%	Jan. 2001 – Aug. 2003	Jan. 2006 – Aug. 2008(7)	USD	299.5
	Libor + 0.6%	Aug. 2003 – Dec. 2003	Aug. 2008 – Dec. 2008(7)	USD	43.3
	Libor + 0.6%-0.75%	Dec. 1999 – Jan. 2001	Dec. 2004 – Jan. 2006(7)	USD	249.0
	Libor + 0.75%	Oct. 1999 – Dec. 1999	Oct. 2004 – Dec. 2004(7)	USD	125.0
Issues(5)	Base Rate	1997 – 2003	2004 – 2010	GBP	2.0

(1)	All notes pay interest semiannually on June 30 and December 31.
(2)	The average prime rate is determined according to the average prime rates of Citibank N.A. and Bank of America Corp.
(3)	The Libor Rate is determined according to Telerate, page 3750 for a six-month period rounded upwards to the next 1/16%.
(4)	The Libor Rate is determined according to Telerate, page 3750 for a three-month period rounded upwards to the next 1/16%.
(5)	The base rate is determined according to the base rate of Barclays PLC, Midland Bank PLC, National Westminster PLC and Lloyds Bank PLC.
(6)	Put option commencing five years from the issue date.
(7)	Issues that previously matured for which there are outstanding amounts because holders have not requested these amounts.

Source: Ministry of Finance.

State of Israel Bonds
(Issued through the Development Corporation for Israel)

					Outstanding
					Amount on
					December 31,
	Interest				2003
Issues	Rate(%)	Issue Date	Maturity	Currency	(in millions)(1)
Development Issue
7th – CIB	4.0	Feb. 1988 – Jan. 1997	Feb. 2003 – Jan. 2012	USD	264.9
– Int’l savings	4.0	Sep. 1996 – Dec. 1999	Sep. 2011 – Dec. 2014	USD	54.7
– Amended CIB	4.0	Oct. 1996 – Dec. 2004	Oct. 2011 – Dec. 2019	USD	62.9
– Amended Registered
Savings	4.0	Jul. 1996 – Dec. 2004	Jul. 2011 – Dec. 2019	USD	64.6
– Amended Int’l savings	4.0	Sep. 1996 – Dec. 2004	Sep. 2011 – Dec. 2019	USD	27.4
5th Dev. Inv. – Coupon	5.5	Feb. 1977 – Feb. 1987	Feb. 1997 – Feb. 2006	USD	2.8
– CIB	5.5	Jan. 1983 – Jan. 1987	Jan. 2003 – Feb. 2007	USD	4.1
Variable Rate Issue (VRI)
5th	(2)	Mar. 1987 – Jun. 1990	Mar. 1999 – Jun. 2002(10)	USD	8.2
6th	(2)	May 1990 – Nov. 1991	Mar. 2002(10)	USD	2.4
7th	(2)	Nov. 1991 – Apr. 1992	Sept. 2003(10)	USD	0
8th	(2)	Apr. 1992 – Aug. 1992	Mar. 2004	USD	169.0
9th	(2)	Jun. 1992 – Oct. 1992	Jun. 2004	USD	226.2
Individual Variable Rate Issue (IVRI)
3rd	(3)	Feb. 1987 – Dec. 1990	Feb. 1999–Dec. 2002(10)	USD	4.4
4th	(3)	Oct. 1990 – May 1994	Oct. 2002 – May 2006	USD	84.6
5th	(3)	May 1994 – Apr. 1996	May 2006 – Apr. 2009	USD	70.8
6th	(3)	May 1997 – Jan. 1999	May 2009 – Jan. 2011	USD	72.5
Chai Issue
1st	5.8	Apr. 1999 – Feb. 2002	Apr. 2004 – Feb. 2007	USD	13.3
2nd	5.8	Mar. 2002 – Oct. 2002	Mar. 2007 – Oct. 2007	USD	29.7
3rd	3.9 – 4.5	Nov. 2002 – Jan. 2004	Nov. 2007 – Jan. 2009	USD	13.8
Canadian Issues
Variable Rate	(4)	Sept. 1991 – Dec. 1993	Sept. 2003 – Dec. 2005	USD	25.2
Floating Rate	(5)	Mar. 1994 – Dec. 1994	Mar. 2006 – Dec. 2006	USD	1.9
2nd Floating Rate	(5)	Jan. 1995 – Jan. 2004	Jan. 2007 – Jan. 2016	USD	16.5
EDI	5.25 – 7.2	Jan. 1998 – Oct. 2001	Jan. 2003 – Oct. 2006	USD	72.1
2nd EDI	5.0 – 5.7	Oct. 2001 – Jan. 2004	Oct. 2006 – Jan. 2009	USD	93.3
Chai	5.8	Apr. 1999 – Apr. 2003	Apr. 2004 – Apr. 2008	USD	8.6
2nd Chai	3.9 – 4.5	Apr. 2003 – Jan. 2004	Apr. 2008 – Jan. 2009	USD	2.5
Zero Coupon	6.15 – 7.45	Oct. 2000 – Jan. 2004	Oct. 2010 – Jan. 2014	USD	62.9
Economic Development Issue (EDI)
4th	7.2 – 8.4	Jun. 1994 – Mar. 1995	May 2004	USD	372.2
5th	6.0 – 7.7	Mar. 1995 – Oct. 1996	Apr. 2005	USD	378.9
6th	7.0	Sept. 1996 – Jun. 1996	Sept. 2006	USD	376.5
7th	6.75 – 7.5	May. 1997 – Dec. 1997	May 2007	USD	385.1
8th	6.1 – 6.75	Oct. 1997 – Apr. 1998	Aug. 2007	USD	203.3
Zero Coupon Issues
4th	6.5 – 8.1	Feb. 1995 – Apr. 1996	Feb. 2005 – Apr. 2007	USD	190.5
5th	5.65 – 7.9	Jan. 1997 – Feb. 2000	Jan. 2007 – Feb. 2010	USD	186.8
6th	6.65 – 8.0	Feb. 2000 – Dec. 2001	Feb. 2010 – Dec. 2011	USD	94.4
7th	6.65 – 7.15	Mar. 2001 – Feb. 2002	Mar. 2011 – Feb. 2012	USD	102.3
8th	5.90 – 7.00	Feb. 2002 – Jan. 2004	Feb. 2012 – Jan. 2014	USD	442.5

					Outstanding
					Amount on
					December 31,
	Interest				2003
Issues	Rate(%)	Issue Date	Maturity	Currency	(in millions) (1)
Floating Rate Issue (FRI)
1st	(6)	Jan. 1993 – May 1996	Matured(10)	USD	4.5
1st Amended	(6)	Feb. 1996 – May 1996	Matured(10)	USD	1.3
2nd	(7)	May 1996 – May 1998	Mar. 2006	USD	73.4
3rd	(7)	Feb. 1998 – Aug. 1998	Jan. 2008	USD	66.2
4th	(8)	Aug. 1998 – May. 1999	Aug. 2008 – May 2009	USD	144.7
4th additional	(8)	Mar. 1999 – Dec. 2002	Mar. 2009 – Dec. 2012	USD	52.0
Certificates
$250	0.0	July 1983 – Jan. 1995	July 1988 – Jan. 2000(10)	USD	9.8
$100	0.0	Jan. 1995 – Jun. 1999	Jan. 2000 – Jun. 2004	USD	4.7
Jubilee
5 Years	4.75 – 7.45	Mar. 1998 –Jun. 2001	Apr. 2003 – Jun. 2006	USD	447.5
2nd 5 Years	5.25 – 6.0	Jun. 2001 – Jan. 2002	Jun. 2006 – Jan. 2007	USD	290.1
3rd 5 Years	3.50 –5.60	Mar. 2002 – Jan. 2004	Mar. 2007 – Jan. 2009	USD	1019.1
10 Years	5.50 – 7.70	Mar. 1998 – Jun. 2001	Apr. 2003 – Jan. 2011	USD	211.6
2nd 10 Year	6.40 – 6.80	Jun. 2001 – Jan. 2002	Jun. 2011 – Jan. 2012	USD	139.2
3rd 10 Year	4.90 – 6.80	Mar. 2002 – Jan. 2004	Mar. 2012 – Jan. 2014	USD	695.4
Libor Floating Rate Issue (9)
1st	Libor+.75% – .9%	Oct. 1999 – Aug. 2000	Oct. 2009 – Aug. 2010	USD	121.3
2nd	Libor+.75	Jul. 2000 – Jan. 2001	Jul. 2010 – Jan. 2011	USD	91.1
3rd	Libor+.75%	Dec. 2000 – Jun. 2001	Dec. 2010 – Jun. 2011	USD	95.4
4th	Libor+.75%	Jul. 2001 – Jan. 2004	Jul. 2011– Jan. 2014	USD	148.8

(1)	Not including USD 76.1 million awaiting Bond issuance by Fiscal Agent.
(2)	Minimum annual interest rate of 7.5, plus 50% of the excess, if any, over 7.5% of the average of the prime rate quoted by Bank of America Corp. and Citibank N.A.
(3)	Interest rate equals 5% plus one-half of the difference between prime and 5% if prime is greater than 5% and equals prime if prime is less than 5%.
(4)	Interest rate equals five-year Canadian Treasury minus 50 basis points.
(5)	Interest rate equals Canadian prime minus 75 basis points.
(6)	Interest rate equals average prime minus 75 basis points.
(7)	Interest rate equals average prime minus 150 basis points.
(8)	Interest rate equals average prime minus 175 basis points.
(9)	The Libor rate is determined according to Telerate, page 3750 for a three-month period rounded upward to the next 1/16%.
(10)	Issues that previously matured for which there are outstanding amounts because holders have not requested these amounts.
Source: Ministry of Finance.

Government Guarantees of External Indebtedness

						Outstanding
		Interest	Issue			Amount on
To	For	Rate (%)	Date	Maturity	Currency	December 31, 2003
U.S. Exim Bank	El Al	7.39	1994	2006	USD	96,409,533.68
European Investment Bank	Industrial Development Bank	1.81	1997	2007	JYN	763,087,655.04
U.S. Exim Bank	IEC Corporation	9.50	1996	2008	USD	77,359,884.59
Deutsche Bundesbank	IEC Corporation	8.10	1986	2008	USD	18,321,702.87
KFW Bank	IEC Corporation	(1)	1994	2005	EURO	33,467,588.97
EDC Bank	IEC Corporation	(2)	1997	2005	USD	24,794,263.71
	IEC Corporation	(3)	1997	2013	USD	4,413,554.12

(1)	Interest rate is the KFW Bank cost of funding plus 0.65%.
(2)	Interest rate is LIBOR plus 0.4%.
(3)	Interest rate is LIBOR plus 0.5%.
Source: Ministry of Finance.

Balances of the Government’s External Debt by Currency
(as of December 31, 2003)

Total
(in millions)
United States Dollars (USD)	15,387.2
Euro (EURO)	1,440.8
Swiss Francs (CHS)	41.0
British Pound Sterling (GBP)	102.0
Japanese Yen (JYN)	40,763.1

Source: Ministry of Finance.

Tradable Domestic Direct Debt of the Government of Israel

					Face Value on
	Serial			Year of	December 31, 2003
Serial No.	Name	Interest Rate	Issue Date	Maturity	(in millions of NIS)
Non-linked Loans/Floating Rate
9227034	Gilon	6.1%	1998	2005	NIS 3,192.4
9230137	Gilon Chadash	6.1	1999	2009	5,000.0
9230236		5.5	1999	2009	2,662.1
9230335		5.7	2000	2010	7,468.9
9230434		5.5	2001	2011	10,748.7
9230533		6.1	2002	2011	11,300.0
9231135		6.1	2003	2006	8,697.4
Non-linked Loans/Fixed Rate
9266131	Shahar	11.0%	1999	2004	NIS 4,026.2
9266537		9.0	2000	2005	6,943.7
9266636		7.0	2001	2006	15,784.5
9267030		9.0	2000	2007	15,864.4
9267139		7.0	2002	2009	11,822.9
9268038		7.0	2001	2011	6,175.3
9268137		10.0	2002	2012	5,936.6
CPI Index-linked/Fixed Rate
9387036	Galil	CPI+4.00%	1998	2005	NIS 4,331.6
9470139		CPI+4.00	1996	2007	887.8
9470238		CPI+4.00	1996	2007	1,647.2
9470337		CPI+4.00	1997	2008	2,913.1
9481631		CPI+4.00	1992	2004	679.8
9481730		CPI+4.00	1992	2004	735.0
9481839		CPI+4.00	1992	2004	941.4
9481938		CPI+4.00	1992	2004	809.3
9482035		CPI+4.00	1992	2004	2,182.8
9520537		CPI+4.00	1991	2005	659.6
9520636		CPI+4.00	1991	2005	392.6
9520735		CPI+4.00	1992	2006	1,527.9
9520834		CPI+4.00	1992	2006	1,090.6
9540832		CPI+4.75	1989	2004	351.0
9540931		CPI+4.75	1989	2004	658.8
9541038		CPI+4.75	1989	2004	366.8
9541137		CPI+4.75	1989	2004	399.4
9541236		CPI+4.75	1990	2005	175.3
9541335		CPI+4.75	1990	2005	399.2
9541434		CPI+4.75	1990	2005	198.0
9541533		CPI+4.00	1993	2008	547.5
9541632		CPI+4.00	1993	2008	717.1
9541731		CPI+4.00	1993	2008	599.2
9541830		CPI+4.00	1993	2008	883.0
9541939		CPI+4.00	1994	2009	863.2
9542036		CPI+4.00	1994	2009	1,468.1
9542135		CPI+4.00	1994	2009	1,094.5
9542234		CPI+4.00	1994	2009	968.1
9542333		CPI+4.00	1995	2010	723.8

					Face Value on
	Serial			Year of	December 31, 2003
Serial No.	Name	Interest Rate	Issue Date	Maturity	(in millions of NIS)
9542432	Galil	CPI+4.00%	1995	2010	NIS 788.5
9542531		CPI+4.00	1995	2010	1,734.7
9542630		CPI+4.00	1995	2010	2,025.6
9542739		CPI+4.00	1997	2012	4,936.8
9545138		CPI+4.00	1998	2005	3,731.1
9547035		CPI+5.00	1998	2013	4,122.6
9547134		CPI+5.00	1999	2014	1,121.8
9547233		CPI+5.00	2000	2015	6,180.3
9548033		CPI+4.00	2001	2011	10,650.5
9548132		CPI+5.00	2002	2012	8,736.9
9550138		CPI+6.00	2002	2007	9,571.6
9560137		CPI+4.75	1988	2005	187.7
9560236		CPI+4.75	1988	2005	762.6
9560335		CPI+4.75	1988	2005	444.2
9560434		CPI+4.75	1988	2005	607.2
9560533		CPI+4.75	1988	2005	2,293.5
9560632		CPI+4.75	1988	2005	842.7
9561036		CPI+4.75	1988	2005	2,064.7
9561135		CPI+4.75	1989	2006	393.0
9561234		CPI+4.75	1989	2006	341.6
9561333		CPI+4.75	1990	2007	214.8
9561432		CPI+4.75	1990	2007	62.1
9561531		CPI+4.75	1990	2007	90.2
9570136		CPI+4.75	1989	2007	1,084.2
9570235		CPI+4.75	1989	2007	350.4
9570334		CPI+4.75	1989	2007	359.7
9570433		CPI+4.75	1990	2008	479.6
9570532		CPI+4.75	1990	2008	233.8
9570631		CPI+4.75	1990	2008	229.3
9570730		CPI+2.50	1990	2008	18.3
9590134		CPI+4.75	1989	2009	1,054.1
9590332		CPI+4.00	2001	2021	10,704.9
CPI Index-linked/Floating Rate
9152133	Kfir Chadash	4.0%	1998	2004	NIS 1,172.6
Dollar-linked/Floating Rate
9654138	Gilboa	1.12%	1999	2004	NIS 3,101.1
9654237		1.12	1999	2004	2,257.3
9655135		1.13	2000	2010	321.4

Source: Bank of Israel.